As filed with the Securities and Exchange Commission on June 17, 2002
Registration No. 333-86960

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to
Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Chicago Bridge & Iron Company N.V.

(Exact name of Registrant as Specified in Its Charter)

The Netherlands	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
Polarisavenue 31
2132 JH Hoofddorp
The Netherlands
31-23-5685660
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Robert H. Wolfe, Esq.

Secretary
Chicago Bridge & Iron Company
1501 North Division Street
Plainfield, Illinois 60544
(815) 439-6000
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

James M. Reum, Esq. Winston & Strawn 35 West Wacker Drive Chicago, Illinois 60601	Christopher D. Lueking, Esq. Latham & Watkins 233 South Wacker Drive Chicago, Illinois 60606

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 17, 2002

2,700,000 Shares

Chicago Bridge & Iron Company N.V.

Common Stock, Euro .01 Par Value Per Share

     We are selling 600,000 shares of common stock and the selling shareholders are selling 2,100,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.

     Our common stock is listed on The New York Stock Exchange under the symbol “CBI”. The last reported sale price of our common stock on June 14, 2002 was $26.36 per share.

     The underwriters have an option to purchase a maximum of 405,000 additional shares from us to cover over-allotments of shares.

     Investing in our common stock involves risks. See “Risk Factors” on page 7.

		Underwriting		Proceeds to the
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	CB&I	Shareholders

Per Share	$	$	$	$
Total	$	$	$	$

     Delivery of the shares of common stock will be made on or about                     , 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Bear, Stearns & Co. Inc.

Lehman Brothers

The date of this prospectus is                           , 2002.

Chicago Bridge & Iron Company

Liquids Recovery

Gas Dehydration

Flares

Natural Gas Treating

Condensate Stabilization

Petroleum Storage

Catalytic Reforming

Crude and Refined Storage Terminals

Desalting/Dehydratio

Natural Gas

LNG Peak Shaving and Import Terminals

Low Temperature and Cryogenic Storage

Full Containment Storage

Water & Wastewater

ClarCone® Potable Water Treatment

Hydropillar® Elevated Tanks

Waterspheroid® Elevated Tanks

Power

Power Generation Facilities

Distillate Treating

Fuel Oil Treatment

Strata-Therm® Thermal Energy Storage

Metal Mini

Minera Plants

Steel M

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
Item 15. Indemnification of Directors and Officers
Item 16. Exhibits
Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX
Consent of Arthur Andersen (CB&I)
Consent of Arthur Andersen LLP (Howe-Baker)

      We have not authorized anyone to provide you with information that is different from the information contained in this document or to which we have referred you. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document, and we do not intend to update this information after the offer and sale of these securities.

PROSPECTUS SUMMARY

      This summary highlights important information regarding our business and the terms of this offering. Because this is a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully, including the information under “Risk Factors” and the consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Unless the context requires otherwise, references to “we,” “us,” “our,” “the Company” or “CB&I” refer collectively to Chicago Bridge & Iron Company N.V. and its subsidiaries, and references to “CB&I N.V.” refer to the parent company Chicago Bridge & Iron Company N.V. only. Unless otherwise stated, the information contained in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Our Company

      We are a global specialty engineering and construction (E&C) company serving the hydrocarbon, energy, power generation, and water and wastewater treatment industries. We have been helping our customers store and process the earth’s natural resources for more than 100 years by supplying a comprehensive range of engineered steel structures and systems. We offer a complete package of design, engineering, fabrication, construction and maintenance services. Our products include hydrocarbon processing plants, liquefied natural gas (LNG) terminals and peak shaving plants, bulk liquid terminals, water storage and treatment facilities, and other steel structures and their associated systems. During 2001, we worked on over 900 contracts for customers in a variety of industries. Over the last several years, our customers have included:

•	large U.S., multinational and state-owned oil companies, such as Shell, ExxonMobil, Koch Industries, BP, Conoco, Saudi Aramco and PDVSA;

•	leading engineer/procure/construct (EPC) companies, such as Fluor, Bechtel, Foster Wheeler, Kellogg Brown & Root, and Technip-Coflexip;

•	LNG and natural gas producers and distributors, such as Williams Energy Services, Distrigas and Woodside Energy;

•	power generators, such as AES, Conectiv and Constellation Power; and

•	municipal and private water companies.

      We believe that our comprehensive global E&C capabilities and our broad range of products and services position us to capitalize on the expected growth in our primary end markets. Our acquisitions of Howe-Baker International, L.L.C. (“Howe-Baker”) and the Engineered Construction and Water Divisions of Pitt-Des Moines, Inc. (the “PDM Divisions”) have significantly enhanced our product and service offerings. We expect to generate new business by leveraging Howe-Baker’s advanced hydrocarbon processing engineering and technical capabilities across our worldwide marketing and execution platform.

      We had revenues of approximately $1.1 billion and adjusted EBITDA of approximately $80.1 million in 2001. Our backlog was $996 million at March 31, 2002. We employed more than 7,200 persons worldwide as of December 31, 2001.

Competitive Strengths

      We believe that our core competencies enable us to deliver to our customers the best overall combination of experience, reliability, quality and performance which produces a lower-risk, higher value equation for our customers. These core competencies, which we believe are significant competitive strengths, include:

•	Worldwide Record of Excellence. We have established a record as a leader in the international engineering and construction industry by providing consistently superior project performance for more than 112 years.

•	Fully-Integrated Specialty Engineering & Construction Service Provider. We are one of a very few global E&C service providers that can deliver a project from conception to commissioning,

including conceptual design, detail engineering, procurement, fabrication, field erection, mechanical installation, start-up assistance and operator training.

•	Global Execution Capabilities. With a global network of some 35 sales and operations offices and established labor and supplier relationships, we have the ability to rapidly mobilize people, materials and equipment to execute projects in locations ranging from highly industrialized countries to some of the world’s most remote regions.

•	History of Innovation. We have established a reputation for product innovation and our acquisition of Howe-Baker has equipped us with well-established technology and proprietary know-how in refinery processes, desalting/dehydration, synthesis gas production and gas-to-liquids processing.

•	Strong Focus on Project Risk Management. We are experienced in managing the risk associated with bidding on and executing complex projects and projects to be performed on a fixed-price, lump-sum basis, which has historically allowed us to achieve higher margins than those obtainable from cost-plus contracts.

•	Strong Safety Performance. Because of our long and outstanding safety record, we are sometimes invited to bid on projects for which other competitors do not qualify.

•	Management Team with Deep Engineering & Construction Industry Experience. Members of our senior leadership team have an average of more than 20 years of experience in the E&C industry.

Growth Strategy

      We intend to increase shareholder value through the execution of the following growth strategies:

•	Leveraging the Strengths of Howe-Baker and the PDM Divisions. Our acquisitions of Howe-Baker and the PDM Divisions have broadened our capabilities and resources to meet customer needs in our end markets, and we intend to focus on imparting best practices and technologies from each business throughout the organization.

•	Expanding our Market Share in the High-Growth Energy Infrastructure Business. We intend to utilize our substantial expertise and experience in LNG and cryogenic systems to expand our presence in the worldwide sales of LNG infrastructure facilities.

•	Marketing our Expanded Capabilities. We will continue to expand our marketing programs to identify and capitalize on attractive customer bases and end markets, focusing in particular on LNG projects and EPC opportunities utilizing the combined CB&I and Howe-Baker resources.

•	Continuing to Improve Project Execution and Cost Control. We intend to maintain and enhance our successful track record in project execution and to identify and control non-project expenses and capital expenditures.

•	Creating Growth from Acquisitions and Other Business Combinations. We will continue to pursue growth through selective acquisitions of businesses or assets that will expand or complement our current portfolio of products and services.

Our Address

      Our principal executive office is located at Polarisavenue 31, 2132 JH Hoofddorp, The Netherlands and our telephone number at that address is 31-23-5685660. Our administrative offices are located at 10200 Grogan’s Mill Road, Suite 300, The Woodlands, Texas 77380 and our telephone number at that address is (281) 774-2200. Our Internet address is http://www.chicagobridge.com. The contents of our website are not part of this prospectus.

The Offering

Common stock offered:

By us	600,000 shares(1)

By the selling shareholders	2,100,000 shares

Total	2,700,000 shares(1)

Total common stock outstanding after the offering	21,654,371 shares(1)(2)

Use of proceeds	We will receive proceeds of approximately $ million (approximately $ million if the underwriters’ over-allotment option is fully exercised), which are net of underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use these proceeds for general corporate purposes. We will not receive any of the proceeds from the shares sold by the selling shareholders.

NYSE symbol	CBI

(1)	Assumes the underwriters do not exercise their over-allotment option. If the over-allotment option is exercised in full, we will sell an additional 405,000 shares.

(2)	The number of shares of common stock outstanding after this offering is based on the number of shares outstanding as of April 2, 2002 and excludes 3,928,006 shares reserved for issuance under our employee compensation and stock plans, of which options to purchase 2,262,623 shares at a weighted-average exercise price of $18.49 are currently outstanding. If the underwriters’ over-allotment option is exercised in full, there will be 22,059,371 shares outstanding after the offering.

Summary Consolidated Financial Data

      We derived the following summary financial and operating data for the five years ended December 31, 1997 through 2001 from our audited consolidated financial statements. The financial data for the three months ended March 31, 2002 and 2001 have been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our audited financial statements and include, in our opinion, all adjustments (including normal recurring adjustments) necessary to present fairly the information presented for the interim periods. Interim results may not be indicative of those at year-end. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, appearing elsewhere or incorporated by reference into this prospectus.

	Three Months
	Ended March 31,		Year Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(In thousands, except per share data)
INCOME STATEMENT DATA
Revenues	$259,272	$235,368	$1,081,824	$611,691	$674,386	$775,692	$672,811
Cost of revenues	224,182	207,073	945,048	542,721	596,695	703,351	609,164

Gross profit	35,090	28,295	136,776	68,970	77,691	72,341	63,647
Selling and administrative expenses	17,907	15,868	67,519	41,913	48,997	46,471	44,500
Intangibles amortization	626	1,189	5,819	599	514	500	497
Other operating income, net(1)	(419)	(259)	(691)	(2,401)	(2,788)	(991)	(4,807)
Special charges(2)	1,159	772	9,686	55,664	—	—	16,662

Income (loss) from operations	15,817	10,725	54,443	(26,805)	30,968	26,361	6,795
Interest expense	(1,813)	(2,360)	(8,392)	(5,187)	(2,980)	(3,488)	(3,892)
Interest income	346	503	1,854	430	766	1,616	1,416

Income (loss) before taxes and minority interest	14,350	8,868	47,905	(31,562)	28,754	24,489	4,319
Income tax (expense) benefit	(4,018)	(2,533)	(13,480)	4,859	(8,061)	(7,347)	730

Income (loss) before minority interest	10,332	6,335	34,425	(26,703)	20,693	17,142	5,049
Minority interest in (income) loss	(74)	(930)	(2,503)	(1,341)	(1,171)	(105)	354

Income (loss) from continuing operations	10,258	5,405	31,922	(28,044)	19,522	17,037	5,403
Discontinued operations(3):
Loss from discontinued operations, net of taxes	—	(1,939)	(2,321)	(5,731)	(1,138)	—	—
Loss on disposal of discontinued operations, net of taxes	—	—	(9,898)	—	—	—	—

Net income (loss)	$10,258	$3,466	$19,703	$(33,775)	$18,384	$17,037	$5,403

PER SHARE DATA(2)(4)
Net income (loss) — basic
Income (loss) from continuing operations	$0.49	$0.25	$1.48	$(2.98)	$1.77	$1.41	$0.43
Loss from discontinued operations	—	(0.09)	(0.57)	(0.61)	(0.10)	—	—

Net income (loss)	$0.49	$0.16	$0.91	$(3.59)	$1.67	$1.41	$0.43

Net income (loss) — diluted
Income (loss) from continuing operations	$0.47	$0.25	$1.43	$(2.98)	$1.75	$1.40	$0.43
Loss from discontinued operations	—	(0.09)	(0.55)	(0.61)	(0.10)	—	—

Net income (loss)	$0.47	$0.16	$0.88	$(3.59)	$1.65	$1.40	$0.43

Dividends	$0.06	$0.06	$0.24	$0.24	$0.24	$0.24	$0.18

	Three Months
	Ended March 31,		Year Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(In thousands, except per share data)
BALANCE SHEET DATA
Cash and cash equivalents	$39,540	$9,128	$50,478	$7,451	$18,357	$5,636	$10,240
Goodwill	146,934	138,879	136,845	132,426	18,010	18,051	18,539
Total assets	634,038	650,516	648,265	538,415	336,773	348,709	400,650
Long-term debt	75,000	105,500	75,000	101,800	25,000	5,000	44,000
Total shareholders’ equity	221,494	211,323	212,223	155,747	104,410	101,656	103,826
Contract capital(5)	51,672	97,653	43,232	61,286	71,148	76,969	95,243
CASH FLOW DATA
Cash flows from operating activities	$(5,518)	$(3,688)	$105,796	$4,085	$22,461	$50,824	$40,407
Cash flows from investing activities	(4,988)	(12,060)	(35,775)	(65,567)	(8,911)	(2,142)	(21,907)
Cash flows from financing activities	(432)	17,389	(27,034)	50,618	(779)	(53,286)	(20,124)
OTHER FINANCIAL DATA
Gross profit percentage	13.5%	12.0%	12.6%	11.3%	11.5%	9.3%	9.5%
New business taken(6)	$424,241	$308,729	$1,160,374	$680,776	$712,973	$760,989	$757,985
Backlog(6)	995,670	840,758	835,255	597,350	507,472	507,783	554,982
Capital expenditures	2,678	1,840	8,917	6,353	13,379	12,249	34,955
Income (loss) from operations	$15,817	$10,725	$54,443	$(26,805)	$30,968	$26,361	$6,795
Non-cash special charges	(360)	—	518	36,883	—	—	16,662
Depreciation and amortization	4,862	5,911	25,105	16,838	17,698	17,722	16,923

Adjusted EBITDA(7)	$20,319	$16,636	$80,066	$26,916	$48,666	$44,083	$40,380

(1)	Other operating income, net generally represents gains on the sale of property, plant and equipment. 1997 was favorably impacted by non-recurring income of approximately $4.0 million from the recognition of income related to a favorable appeals court decision and the resolution of disputed liabilities. In addition, 1997 includes a $1.6 million gain from the sale of assets, primarily from the sale of the Cordova, Alabama, manufacturing facility.

(2)	For the three months ended March 31, 2002 and 2001.

Included in the 2002 special charges were $0.9 million for personnel costs, including severance and personal moving expenses associated with the relocation, closure or downsizing of offices, and our voluntary resignation offer; $0.2 million for facilities and other charges related to the sale, closure, downsizing or relocation of operations; and $0.1 million for integration costs primarily related to integration initiatives associated with the PDM Divisions acquisition. Included in the 2001 special charges were $0.1 million for severance; $0.4 million in facilities and other charges related to the sale, closure, downsizing or relocation of operations; and $0.3 million for integration costs primarily related to integration initiatives associated with the Howe-Baker and PDM divisions acquisitions.

For the years ended December 31, 2001 and 2000.

In 2001, we recognized special charges of $9.7 million ($6.6 million after-tax). Included in the 2001 special charges were $5.7 million for personnel costs, including severance and personal moving expenses associated with the relocation, closure or downsizing of offices, and our voluntary resignation offer; $2.8 million for facilities and other charges related to the sale, closure, downsizing or relocation of operations; and $1.2 million for integration costs primarily related to integration initiatives associated with the PDM Divisions acquisition. In 2000, we recognized special charges of $55.7 million ($44.1 million after-tax). Included in the 2000 special charges were $22.2 million for payments associated with our voluntary resignation offer, severance and other benefits-related costs; $5.3 million in facilities-related expenses and a $28.2 million non-cash valuation allowance against a net long-term receivable for the Indonesian Tuban (T.P.P.I.) Project.

In 1997, upon consummation of our initial public offering, we made a contribution to the Chicago Bridge & Iron Management Defined Contribution Plan (the “Management Plan”) in the form of 925,670 shares having a value of $16.7 million. Accordingly, we recorded expense of $16.7 million in 1997. Except as described in Note 14 to our consolidated financial statements for the years ended December 31, 2001 and 2000 included elsewhere in this prospectus, all shares have vested and been distributed.

(3)	During the second quarter of 2001, we decided to discontinue our high purity piping business, UltraPure Systems, due primarily to continuing weak market conditions in the microelectronics industry. The loss on disposal of discontinued operations of $9.9 million after-tax includes the write-down of equipment (net of proceeds), lease terminations, severance and other costs, and losses during the phase-out period. As a result of this operation being classified as discontinued, prior periods have been previously restated. Our actions necessary to discontinue UltraPure Systems were essentially complete at December 31, 2001.

(4)	A reorganization was completed in March 1997 and did not materially affect the carrying amounts of our assets and liabilities. The reorganization is reflected in our financial statements as of January 1, 1997. Also in March 1997, we completed an initial public offering.

(5)	Contract capital is defined as contract receivables plus net contracts in progress less accounts payable.

(6)	New business taken represents the value of new project commitments received by us during a given period. Such commitments are included in backlog until work is performed and revenue recognized or until cancellation. Backlog may also fluctuate with currency movements.

(7)	Adjusted EBITDA is defined as income (loss) from operations plus non-cash special charges, plus depreciation and amortization expenses. Additionally, Adjusted EBITDA may not be comparable to other similarly titled measures used and reported by other companies. While Adjusted EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with United States generally accepted accounting principles, it is included herein to provide additional information regarding our ability to meet our capital expenditures, working capital requirements and any future debt service. Adjusted EBITDA is not necessarily a measure of our ability to fund our cash needs, particularly because it does not include capital expenditures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere herein.

RISK FACTORS

      You should carefully consider the following risks and uncertainties and all other information contained in this prospectus, including the documents incorporated by reference, before you decide whether to purchase our common stock. Any of the following risks, if they materialize, could adversely affect our business, financial condition or operating results. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risk Factors Relating to Our Business

Our Revenues, Cash Flow and Earnings May Fluctuate.

      Our revenues, cash flow and earnings may fluctuate from quarter to quarter due to a number of factors. Our revenues, cash flow and earnings are dependent upon major construction projects in cyclical industries, including the hydrocarbon, chemical, electric and gas utility, and water and wastewater industries. The selection of, timing of or failure to obtain projects, delays in awards of projects, cancellations of projects or delays in completion of contracts could result in the under-utilization of our resources which could have a material adverse impact on our business, financial condition, results of operations and cash flows. Moreover, construction projects for which our services are contracted may require significant expenditures by us prior to receipt of relevant payments by a customer and may expose us to potential credit risk if such customer should encounter financial difficulties. Such expenditures could have a material adverse impact on our cash flows. Finally, revenues may be negatively affected by the winding down or completion of work on significant projects that were active in previous periods if such significant projects have not been replaced in the current period.

We May Not be Able to Fully Realize the Revenue Value Reported in Our Backlog.

      We have a backlog of work to be completed on contracts. Backlog develops as a result of new business taken, which represents the revenue value of new project commitments received by us during a given period. Backlog consists of projects which have either (i) not yet been started or (ii) are in progress and are not yet complete. In the latter case, the revenue value reported in backlog is the remaining amount that has not yet been completed. From time to time, projects are cancelled that appeared to have a high certainty of going forward at the time they were recorded as new business taken. In the event of a project cancellation, we may be reimbursed for certain costs but typically have no contractual right to the total revenues reflected in our backlog. If we were to experience significant cancellations or delays of projects in our backlog, our financial condition would be adversely affected. Backlog may also fluctuate with currency movements.

Our Business is Dependent Upon the Level of Activity in the Hydrocarbon Industry.

      In recent years, demand from the worldwide hydrocarbon industry has been the largest generator of our revenues. Numerous factors influence capital expenditure decisions in the hydrocarbon industry, including current and projected oil and gas prices; exploration, extraction, production and transportation costs; the discovery rate of new oil and gas reserves; the sale and expiration dates of leases and concessions; local and international political and economic conditions; technological advances; and the ability of oil and gas companies to generate capital. These factors are beyond our control. Our business, financial condition and results of operations may be materially adversely affected because of reduced activity in the hydrocarbon industry. In addition, we may be materially adversely affected by changing taxes, price controls and laws and regulations relating to the hydrocarbon industry.

We Could Lose Money if We Fail to Accurately Estimate Our Costs or Fail to Execute Within Our Cost Estimates on Fixed-Price, Lump Sum Contracts.

      Most of our net revenue is derived from fixed-price, lump-sum contracts. Under these contracts, we perform our services and provide our products at a fixed price and, as a result, benefit from cost savings, but we may be unable to recover for any cost overruns. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, cost overruns may cause us to incur losses or cause the project not to be as profitable as we expected. This, in turn, could have a material adverse effect on our business and results of operations.

      Under our percentage-of-completion accounting method, the use of estimated cost to complete each contract is a significant variable in the process of determining income earned for a particular period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations  — Critical Accounting Policies.”

Political and Economic Conditions in Foreign Countries in Which We Operate Could Adversely Affect Us.

      A significant number of our projects are performed outside the United States. We expect non-U.S. sales and operations to continue to contribute materially to our earnings for the foreseeable future. Non-U.S. contracts and operations expose us to risks inherent in doing business outside the United States, including:

•	unstable economic conditions in the foreign countries in which we make capital investments, operate and sell products and services;

•	the lack of well-developed legal systems in some countries in which we operate, which could make it difficult for us to enforce our contracts;

•	expropriation of property;

•	restriction on the right to convert or repatriate currency; and

•	political upheaval, including risks of loss due to civil strife, acts of war, guerrilla activities, insurrections and acts of terrorism.

For example, we have significant operations in Venezuela, a country which is currently experiencing political instability.

We Are Exposed to Foreign Exchange Risks.

      We are exposed to market risk from changes in foreign currency exchange rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks from these foreign currency exchange rate fluctuations through our regular operating and financing activities and, when deemed appropriate, through limited use of foreign currency forward contracts. Our exposure to changes in foreign currency exchange rates arises from receivables, payables and firm commitments from international transactions, as well as intercompany loans used to finance non-U.S. subsidiaries. We do not use financial instruments for trading or speculative purposes.

Our Acquisition Strategy Involves a Number of Risks.

      We intend to pursue growth through the opportunistic acquisition of companies or assets that will enable us to expand our product lines to provide more cost-effective customer solutions. We routinely review potential acquisitions. This strategy involves certain risks, including difficulties in the integration of operations and systems, the diversion of management’s attention from other business concerns, and the potential loss of key employees of acquired companies. We may not be able to successfully integrate acquired businesses into our operations.

We Have a Risk that Our Goodwill May be Impaired and Result in a Charge to Income.

      We accounted for the Howe-Baker and PDM Divisions acquisitions using the “purchase” method of accounting. Under the purchase method we recorded, at fair value, the assets acquired and liabilities assumed and we recorded as goodwill the difference between the cost of acquisition and the sum of the fair value of the tangible and identifiable assets acquired, less liabilities assumed. In June 2001, the

Financial Accounting Standards Board issued Statements of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” These pronouncements change the accounting for business combinations, goodwill and intangible assets. SFAS No. 141 further clarifies the criteria to recognize intangible assets separately from goodwill. SFAS No. 142 states that goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment at least annually. We adopted these new standards effective as of January 1, 2002. In connection with the adoption of SFAS No. 142, during the first quarter of 2002, we completed our goodwill impairment assessment and concluded that no transitional impairment charge was necessary. In the future, if our goodwill or other intangible assets were determined to be impaired, the impairment would result in a charge to income from operations in the year of the impairment with a resulting decrease in net worth.

If We Are Unable to Retain Key Personnel, Our Business Could be Adversely Affected.

      Our business is dependent, to a large degree, upon the continued service of key members of our management. Our future success will also depend on our ability to attract, retain and motivate highly skilled personnel in various areas, including engineering, project management and senior management. If we do not succeed in retaining and motivating our current employees and attracting new high quality employees, our business could be adversely affected.

Our Projects Expose Us to Potential Professional Liability, Product Liability, or Warranty or Other Claims.

      We engineer and construct (and our products typically are installed in) large industrial facilities in which system failure can be disastrous. Notwithstanding the fact that we generally will not accept liability for consequential damages in our contracts, any catastrophic occurrence in excess of insurance limits at projects where our products are installed or services are performed could result in significant professional liability, product liability or warranty or other claims against us. Such liabilities could potentially exceed our current insurance coverage and the fees we derive from those products and services. A partially or completely uninsured claim, if successful and of a significant magnitude, could potentially result in substantial losses.

      In this regard, on June 5, 2002, a brush fire is reported to have started near one of our jobsites in northern Los Angeles County, California. According to press reports, the fire burned about 23,400 acres in the Saugus/Green Valley area of the Los Angeles National Forest, destroyed or damaged approximately nine residences and 17 outbuildings, and resulted in firefighting costs preliminarily estimated to be in the range of $8 million. We are investigating the cause of the fire, which has not yet been determined, and cooperating with local authorities. We have general liability insurance policies that we believe to be generally adequate for incidents of this nature, subject to self-insured retentions, and have notified our insurance carriers participating in our liability insurance program of this incident.

We Are Exposed to Potential Environmental Liabilities.

      We are subject to environmental laws and regulations, including those concerning:

•	emissions into the air;

•	discharge into waterways;

•	generation, storage, handling, treatment and disposal of waste materials; and

•	health and safety.

      Our businesses often involve working around and with volatile, toxic and hazardous substances and other highly regulated materials, the improper characterization, handling or disposal of which could constitute violations of foreign, federal, state or local statutes and laws, and result in criminal and civil liabilities. Environmental laws and regulations generally impose limitations and standards for certain pollutants or waste materials and require us to obtain a permit and comply with various other requirements. Governmental authorities may seek to impose fines and penalties on us, or revoke or deny issuance or renewal of operating permits, for failure to comply with applicable laws and regulations.

      The environmental health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of such laws and regulations on us in the future. We cannot assure that our operations will continue to comply with future laws and regulations or that these laws and regulations will not significantly adversely affect us.

      We work around and with volatile, toxic and hazardous substances, which exposes us to potential liability for personal injury or property damage caused by any release, spill or other accident involving such substances that occurs as a result of the conduct of such businesses. Although we maintain liability insurance, this insurance is subject to coverage limitations, deductibles and exclusions and may exclude coverage for losses or liabilities relating to pollution damage. We may incur liabilities that may not be covered by insurance policies, or, if covered, the dollar amount of such liabilities may exceed our policy limits. Even a partially uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our business, financial condition and results of operations.

We Are Uncertain as to the Outcome of a Pending Federal Trade Commission Proceeding.

      On October 25, 2001, the U.S. Federal Trade Commission (“FTC”) announced its decision to file an administrative complaint (the “Complaint”) challenging our February 2001 acquisition of certain assets of the Engineered Construction Division of PDM. The Complaint alleges that the acquisition violated Federal antitrust laws by substantially lessening competition in certain field erected specialty industrial storage tank product lines in the United States: LNG tanks, LPG tanks, LIN/ LOX/ LAR tanks, and thermal vacuum chambers. The FTC is seeking various remedies, including an order that would require us to divest sufficient assets and personnel to re-establish two distinct and separate viable competing businesses engaged in the design, engineering, fabrication, construction and sale of the relevant product lines.

      We believe that the Complaint is without merit and on February 4, 2002 filed a formal answer denying the substantive allegations of the Complaint. While we expect the impact of the FTC proceeding on our earnings will be minimal in 2002, we are unable to assess the ultimate outcome of the litigation or potential effect of any divestiture order or other remedy on our business, financial condition and results of operation.

We Are and Will Continue to be Involved in Litigation.

      We have been and may from time to time be named as a defendant in legal actions claiming damages in connection with engineering and construction projects and other matters. These are typically claims that arise in the normal course of business, including employment-related claims and contractual disputes or claims for personal injury or property damage which occur in connection with services performed relating to project or construction sites. Such contractual disputes normally involve claims relating to the performance of equipment design or other engineering services or project construction services provided by our subsidiaries. Management does not currently believe that pending contractual, personal injury or property damage claims will have a material adverse effect on our earnings or liquidity; however, such claims could have such an effect in the future.

Uncertainty in Enforcing United States Judgments Against Netherlands Corporations, Directors and Others

      We are a Netherlands company and a significant portion of our assets are located outside the United States. In addition, certain members of our management and supervisory boards may be residents of countries other than the United States. As a result, effecting service of process on each person may be difficult, and judgments of United States courts, including judgments against us or members of our management or supervisory boards predicated on the civil liability provisions of the federal or state securities laws of the United States, may be difficult to enforce.

Our Former Principal Independent Public Accountant, Arthur Andersen LLP, Has Been Found Guilty of a Federal Obstruction of Justice Charge and You May be Unable to Exercise Effective Remedies Against Them in Any Legal Action.

      On June 15, 2002, a jury in Houston, Texas found our former independent public accountant, Arthur Andersen LLP, guilty of a federal obstruction of justice charge arising from the federal government’s investigation of Enron Corp. In light of the jury verdict and the underlying events, Arthur Andersen LLP has informed the Securities and Exchange Commission (“SEC”) that it will cease practicing before the SEC by August 31, 2002, unless the SEC determines that another date is appropriate. A substantial number of Arthur Andersen LLP’s personnel have already left the firm, and a substantial number of remaining personnel are expected to do so in the near future, including the individuals responsible for auditing our audited financial statements included in this prospectus. Given the uncertainty as to whether or not Arthur Andersen LLP will survive, avoid a bankruptcy filing and be able to satisfy any judgments, you may be unable to exercise effective remedies against them in any legal action.

      Moreover, as a public company, we are required to file with the SEC financial statements audited or reviewed by an independent public accountant. On June 15, 2002, the SEC reaffirmed that it will continue accepting financial statements audited by Arthur Andersen LLP on an interim basis if Arthur Andersen LLP is able to make certain representations to its clients concerning audit quality controls. Arthur Andersen LLP has made such representations to us. However, for the reasons noted above, Arthur Andersen LLP may be unable to make these representations in the future or to provide other information or documents that would customarily be received by us or the underwriters in connection with this offering, in future financings or in other transactions. As a result, we may encounter delays, additional expense and other difficulties in this offering, in future financings and in other transactions.

      Effective May 10, 2002, our Supervisory Board determined to engage Deloitte & Touche LLP as our principal independent public accountants for 2002. Subject to the above considerations, we expect Arthur Andersen LLP will continue to render limited services for us through the closing date of this offering. See “Independent Public Accountants.”

Risk Factors Associated with Our Common Stock

Limited Trading Volume of Our Common Stock May Contribute to Its Price Volatility.

      Our common stock is traded on The New York Stock Exchange (“NYSE”). For the first quarter of 2002, the average daily trading volume for our common stock as reported by the NYSE was approximately 39,000 shares. Even if we achieve a wider dissemination by means of the shares offered pursuant to this prospectus, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

Certain Provisions of Our Articles of Association, Shareholder Agreements and Netherlands Law May Have Possible Anti-Takeover Effects.

      After giving effect to this offering (but without giving effect to the exercise of any options, including the over-allotment option), WEDGE Engineering B.V. (“WEDGE Engineering”), an affiliate of WEDGE Group Incorporated (“WEDGE”), will own approximately 8.6% of our outstanding common shares and First Reserve Fund VIII, L.P. (“First Reserve”) will own approximately 31.5% of our outstanding common shares. Both WEDGE (and its affiliates) and First Reserve (and its affiliates) are generally bound to vote, tender or otherwise act as recommended by the Supervisory Board with respect to proposed business combinations pursuant to their respective shareholder agreements. However, if the offering contemplated by this prospectus is consummated, such restrictions will no longer apply to WEDGE and its affiliates under the terms of its shareholder agreement. See “Principal and Selling Shareholders — Shareholder Agreements.” In addition, our Articles of Association and the applicable law of The Netherlands contain provisions that may be deemed to have anti-takeover effects. Among other things, these provisions provide for a staggered board of Supervisory Directors, a binding nomination process and supermajority voting requirements in the case of shareholder approval for certain significant transactions. Such provisions may delay, defer or prevent a takeover attempt that a shareholder might consider in the best interests of our shareholders. In addition, certain United States tax laws, including those relating to possible classification as a “controlled foreign corporation” described below, may discourage third parties from accumulating significant blocks of our common stock.

A Small Number of Shareholders Own a Large Percentage of Our Stock and Their Interests May Conflict With The Interests of the Company and of Our Other Shareholders.

      As indicated above, First Reserve will own approximately 31.5% of our outstanding common shares after the offering. Although First Reserve is subject to standstill, voting and transfer restrictions in its shareholder agreement that limit its ability to control our business, policies and affairs (see “Principal and Selling Shareholders — Shareholder Agreements”), First Reserve has two designees on our Supervisory Board who are in a position to influence decisions of our Supervisory Board affecting the business and management of our company, including decisions on such matters as the issuance or repurchase of common stock, the declaration of dividends, mergers and other business combination transactions, as well as transactions which may involve First Reserve. If the offering contemplated by this prospectus is consummated, WEDGE will no longer be subject to the standstill, voting and transfer restrictions referred to above and will no longer be entitled to representation on the Supervisory Board (see “Principal and Selling Shareholders”).

      In any case, at the conclusion of this offering (assuming no exercise of the underwriters’ overallotment option), First Reserve and WEDGE will own in excess of 40% of our common shares and will be in a position to influence our business and affairs. The interests of these principal shareholders may conflict with the interests of the Company and of our other shareholders.

Existing Shareholders May Sell Their Shares, Which Could Depress the Market Price of Our Common Stock.

      Under an existing shelf registration statement, 807,356 shares held by certain unaffiliated shareholders of the Company are eligible to be resold from time to time into the public market. If these shareholders sell a large number of these shares into the market, the market price of our common stock could decline as a result.

      In addition, immediately following the offering, our executive officers and directors will own 1,301,021 shares of common stock that would be eligible, following the expiration of the 90-day lock-up agreements that each of these officers and directors has executed with Credit Suisse First Boston Corporation, to be resold into the public market pursuant to Rule 144 (or, in the case of one executive officer, pursuant to a registration right) under the Securities Act of 1933. If these shareholders sell a large number of these shares, the market price of our common stock could decline.

      After this offering, WEDGE Engineering will hold 1,852,764 shares of our common stock and First Reserve will own 6,810,895 shares of our common stock. Following the expiration of their 90-day lock-up agreements, WEDGE Engineering and First Reserve each have certain rights under their respective Shareholder Agreements to require us to register these shares of common stock under the Securities Act of 1933 to permit the public sale of such shares, as well as the ability to resell such shares into the public market pursuant to Rule 144. See “Principal and Selling Shareholders — Shareholder Agreements.” Significant sales of such shares, or the prospect of such sales, may depress the price of our shares.

We Have a Risk of Being Classified as a Controlled Foreign Corporation and Certain Shareholders Who Do Not Beneficially Own Shares May Lose the Benefit of Withholding Tax Reduction or Exemption Under Proposed Dutch Legislation.

      As a company incorporated in The Netherlands, we would be classified as a “controlled foreign corporation” for United States federal income tax purposes if any United States person acquires 10% or more of our common stock (including ownership through the attribution rules of Section 958 of the Internal Revenue Code of 1986, as amended (the “Code”), each such person, a “U.S. 10% Shareholder”) and the sum of the percentage ownership by all U.S. 10% Shareholders exceeds 50% (by voting power or value) of our common stock. We do not believe we are a “controlled foreign corporation.” However, we may be determined to be a controlled foreign corporation in the future. In the event that such a determination were made, all U.S. 10% Shareholders would be subject to taxation under Subpart F of the Code. The ultimate consequences of this determination are fact-specific to each U.S. 10% Shareholder, but could include possible taxation of such U.S. 10% Shareholder on a pro rata portion of our income, even in the absence of any distribution of such income.

      Under the double taxation convention in effect between The Netherlands and the United States (the “Treaty”), dividends paid by CB&I N.V. to a resident of the United States (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, or in the case of certain U.S. corporate shareholders owning at least 10% of the voting power of CB&I N.V., 5%, unless the common shares held by such resident are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. Dividends received by exempt pension organizations and exempt organizations, as defined in the Treaty, are completely exempt from the withholding tax. A holder of common shares other than an individual will not be eligible for the benefits of the Treaty if such holder of common shares does not satisfy one or more of the tests set forth therein. According to a legislative proposal regarding anti-dividend stripping that has not yet been approved by the Dutch parliament but that when enacted will have retroactive effect to April 27, 2001, no exemption from, or refund of, Netherlands withholding tax will be granted if the ultimate recipient of a dividend paid by CB&I N.V. is not considered to be the beneficial owner of such dividend. See “Taxation — Dutch Taxation for Non-Resident Shareholders — Withholding Tax.”

If We Need to Sell or Issue Additional Shares of Common Stock and/or Incur Additional Debt to Finance Future Acquisitions, Your Stock Ownership Could be Diluted.

      Part of our business strategy is to expand into new markets and enhance our position in existing markets throughout the world through acquisition of complementary businesses. In order to successfully complete targeted acquisitions or fund our other activities, we may issue additional equity securities that could be dilutive to our earnings per share and to your stock ownership. Moreover, to the extent an acquisition transaction financed by non-equity consideration results in additional goodwill, it will reduce our tangible net worth, which might have an adverse effect on our credit and bonding capacity.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated in this prospectus by reference contain forward-looking statements. You should read carefully any statements containing the words “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar expressions or the negative of any of these terms.

      Forward-looking statements involve known and unknown risks and uncertainties. Various factors, such as those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. Among the factors that could cause our results to differ are the following:

•	our ability to realize cost savings from our expected execution performance of contracts;

•	the uncertain timing and the funding of new contract awards, and project cancellations and operations risks;

•	the expected growth in our primary end markets does not occur;

•	cost overruns on fixed price contracts, and risks associated with percentage of completion accounting;

•	lack of necessary liquidity to finance expenditures prior to the receipt of payment for the performance of contracts and to provide bid and performance bonds and letters of credit securing our obligations under our bids and contracts;

•	risks inherent in our acquisition strategy and our ability to obtain financing for proposed acquisitions;

•	adverse outcomes of pending litigation or the possibility of new litigation;

•	proposed revisions to U.S. tax laws that seek to increase income taxes payable by certain international companies; and

•	a broad downturn in the economy in general.

      Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future performance or results. We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider these risks when reading any forward-looking statements.

USE OF PROCEEDS

      We will receive proceeds of approximately $        million, at the offering price of $        per share, which are net of underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is fully exercised, we will receive net proceeds of approximately $        million. We intend to use these proceeds for general corporate purposes.

      We will not receive any of the proceeds from shares sold by the selling shareholders. For information about the selling shareholders, see “Principal and Selling Shareholders.”

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock is listed on The New York Stock Exchange under the symbol “CBI.” The following table sets forth the high and low reported closing sale prices of the common stock on the NYSE Composite Tape for the stated calendar quarters.

			Dividends
	High	Low	Per Share

Year Ended December 31, 2000
First Quarter	$17.00	$13.75	$0.06
Second Quarter	17.00	14.19	0.06
Third Quarter	17.06	11.63	0.06
Fourth Quarter	18.00	14.19	0.06
Year Ended December 31, 2001
First Quarter	$27.35	$16.75	$0.06
Second Quarter	38.60	23.70	0.06
Third Quarter	34.82	19.05	0.06
Fourth Quarter	26.70	19.60	0.06
Year Ending December 31, 2002
First Quarter	$29.72	$24.84	$0.06
Second Quarter (through June 14, 2002)	32.15	26.36	0.06

      On June 14, 2002, the last selling price of the common stock as reported on the NYSE was $26.36 per share.

      Pursuant to our Articles of Association, the Management Board, with the approval of the Supervisory Board, may establish reserves out of our annual profits. The portion of our annual profits that remains after the establishment of reserves is at the disposal of the general meeting of shareholders. Out of our share premium reserve and other reserves available for shareholder distributions under the law of The Netherlands, the general meeting of shareholders may declare distributions upon the proposal of the Management Board (after approval by the Supervisory Board). We may not pay dividends or distributions if the payment would reduce shareholders’ equity below the aggregate par value of the common shares outstanding, plus the reserves required to be maintained by statute and by our Articles of Association. Although under Dutch law dividends are generally paid annually, the Management Board, with the approval of the Supervisory Board, may, subject to certain statutory provisions, distribute one or more interim dividends or other interim distributions before the accounts for any year have been approved and adopted at a general meeting of shareholders in anticipation of the final dividend or final distribution. Rights to cash dividends and distributions that have not been collected within five years after the date on which they became due and payable shall revert to the Company.

      We have declared and paid in the past, and currently intend to declare and pay, regular quarterly cash dividends or distributions; however, there can be no assurance that any such dividends or distributions will be declared or paid. The payment of dividends or distributions in the future will be subject to the discretion of our shareholders (in the case of annual dividends), the Management Board and Supervisory Board and will depend upon general business conditions, legal restrictions on the payment of dividends or distributions and other factors, including compliance with covenants in our revolving credit agreement and the agreements for our unsecured senior notes which establish minimum fixed charge coverage ratio and minimum net worth requirements that may restrict our ability to pay dividends or distributions. We cannot assure you that cash dividends or distributions will be paid in the future, or that, if paid, the dividends or distributions will be at the same amount or frequency as paid in the past.

CAPITALIZATION

      The following table sets forth our consolidated capitalization as of March 31, 2002 on an actual basis and on an as adjusted basis to reflect our sale of 600,000 shares of treasury stock and receipt of the estimated net proceeds therefrom. The table should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	March 31, 2002

	Actual	As Adjusted(1)

	(In thousands)
Debt:
Senior notes	$75,000	$75,000
Revolving credit agreement	—	—
Short-term debt	5,825	5,825

Total debt	$80,825	$80,825
Shareholders’ equity:
Common stock, Euro .01 par value; authorized: 35,000,000,
issued: 22,282,586 and outstanding: 21,035,271, actual; issued: 22,282,586 and outstanding: 21,635,271, as adjusted(2)	$210	$210
Additional paid-in capital	241,173	246,434
Retained earnings	32,098	32,098
Stock held in Trust(3)	(13,289)	(13,289)
Treasury stock, at cost: 1,247,315 shares, actual; 647,315, as adjusted	(24,432)	(14,142)
Accumulated other comprehensive loss	(14,266)	(14,266)

Total shareholders’ equity	$221,494	$237,045

Total capitalization	$302,319	$317,870

(1)	Reflects our sale of 600,000 shares of treasury stock at an assumed price of $26.36 per share (the closing sale price on June 14, 2002) and estimated offering expenses payable by us of $265,000. The table has not been adjusted to reflect the sale by us of up to 405,000 additional shares of treasury stock, and the receipt of net proceeds therefrom, if the underwriters’ over-allotment option is exercised.

(2)	Excludes 3,945,407 shares of common stock reserved for issuance pursuant to our employee compensation and stock plans, including, as of March 31, 2002, outstanding options for the purchase of 2,263,823 shares.

(3)	See Note 14 to our consolidated financial statements for the years ended December 31, 2001 and 2000 included elsewhere in this prospectus.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      We derived the following summary financial and operating data for the five years ended December 31, 1997 through 2001 from our audited consolidated financial statements. The financial data for the three months ended March 31, 2002 and 2001 have been derived from our unaudited consolidated financial statements which were prepared on the same basis as our audited financial statements and include, in our opinion, all adjustments (including normal recurring adjustments) necessary to present fairly the information presented for the interim periods. Interim results may not be indicative of those at year-end. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, appearing elsewhere or incorporated by reference into this prospectus.

	Three Months
	Ended March 31,		Years Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(In thousands, except share and employee data)
INCOME STATEMENT DATA
Revenues	$259,272	$235,368	$1,081,824	$611,691	$674,386	$775,692	$672,811
Cost of revenues	224,182	207,073	945,048	542,721	596,695	703,351	609,164

Gross profit	35,090	28,295	136,776	68,970	77,691	72,341	63,647
Selling and administrative expenses	17,907	15,868	67,519	41,913	48,997	46,471	44,500
Intangibles amortization	626	1,189	5,819	599	514	500	497
Other operating income, net(1)	(419)	(259)	(691)	(2,401)	(2,788)	(991)	(4,807)
Special charges(2)	1,159	772	9,686	55,664	—	—	16,662

Income (loss) from operations	15,817	10,725	54,443	(26,805)	30,968	26,361	6,795
Interest expense	(1,813)	(2,360)	(8,392)	(5,187)	(2,980)	(3,488)	(3,892)
Interest income	346	503	1,854	430	766	1,616	1,416

Income (loss) before taxes and minority interest	14,350	8,868	47,905	(31,562)	28,754	24,489	4,319
Income tax (expense) benefit	(4,018)	(2,533)	(13,480)	4,859	(8,061)	(7,347)	730

Income (loss) before minority interest	10,332	6,335	34,425	(26,703)	20,693	17,142	5,049
Minority interest in (income) loss	(74)	(930)	(2,503)	(1,341)	(1,171)	(105)	354

Income (loss) from continuing operations	10,258	5,405	31,922	(28,044)	19,522	17,037	5,403
Discontinued operations(3):
Loss from discontinued operations, net of taxes	—	(1,939)	(2,321)	(5,731)	(1,138)	—	—
Loss on disposal of discontinued operations, net of taxes	—	—	(9,898)	—	—	—	—

Net income (loss)	$10,258	$3,466	$19,703	$(33,775)	$18,384	$17,037	$5,403

PER SHARE DATA(2)(4)
Net income (loss) — basic
Income (loss) from continuing operations	$0.49	$0.25	$1.48	$(2.98)	$1.77	$1.41	$0.43
Loss from discontinued operations	—	(0.09)	(0.57)	(0.61)	(0.10)	—	—

Net income (loss)	$0.49	$0.16	$0.91	$(3.59)	$1.67	$1.41	$0.43

Net income (loss) — diluted
Income (loss) from continuing operations	$0.47	$0.25	$1.43	$(2.98)	$1.75	$1.40	$0.43
Loss from discontinued operations	—	(0.09)	(0.55)	(0.61)	(0.10)	—	—

Net income (loss)	$0.47	$0.16	$0.88	$(3.59)	$1.65	$1.40	$0.43

Dividends	$0.06	$0.06	$0.24	$0.24	$0.24	$0.24	$0.18

	Three Months
	Ended March 31,		Years Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(In thousands, except share and employee data)
BALANCE SHEET DATA
Goodwill	$146,934	$138,879	$136,845	$132,426	$18,010	$18,051	$18,539
Total assets	634,038	650,516	648,265	538,415	336,773	348,709	400,650
Long-term debt	75,000	105,500	75,000	101,800	25,000	5,000	44,000
Total shareholders’ equity	221,494	211,323	212,223	155,747	104,410	101,656	103,826
Contract capital(5)	51,672	97,653	43,232	61,286	71,148	76,969	95,243
CASH FLOW DATA
Cash flows from operating activities	$(5,518)	$(3,688)	$105,796	$4,085	$22,461	$50,824	$40,407
Cash flows from investing activities	(4,988)	(12,060)	(35,775)	(65,567)	(8,911)	(2,142)	(21,907)
Cash flows from financing activities	(432)	17,389	(27,034)	50,618	(779)	(53,286)	(20,124)
OTHER FINANCIAL DATA
Gross profit percentage	13.5%	12.0%	12.6%	11.3%	11.5%	9.3%	9.5%
Capital expenditures	$2,678	$1,840	$8,917	$6,353	$13,379	$12,249	$34,955
Income (loss) from operations	$15,817	$10,725	$54,443	$(26,805)	$30,968	$26,361	$6,795
Non-cash special charges	(360)	—	518	36,883	—	—	16,662
Depreciation and amortization	4,862	5,911	25,105	16,838	17,698	17,722	16,923

Adjusted EBITDA(6)	$20,319	$16,636	$80,066	$26,916	$48,666	$44,083	$40,380

OTHER DATA
Number of employees:
Salaried	2,091	2,067	2,054	1,676	1,371	1,525	1,464
Hourly and craft	5,688	5,492	5,204	3,618	4,257	4,928	4,630
New business taken(7)	$424,241	$308,729	$1,160,374	$680,776	$712,973	$760,989	$757,985
Backlog(7)	995,670	840,758	835,255	597,350	507,472	507,783	554,982

(1)	Other operating income, net generally represents gains on the sale of property, plant and equipment. 1997 was favorably impacted by non-recurring income of approximately $4.0 million from the recognition of income related to a favorable appeals court decision and the resolution of disputed liabilities. In addition, 1997 includes a $1.6 million gain from the sale of assets, primarily from the sale of the Cordova, Alabama, manufacturing facility.

(2)	For the three months ended March 31, 2002 and 2001.

Included in the 2002 special charges were $0.9 million for personnel costs, including severance and personal moving expenses associated with the relocation, closure or downsizing of offices, and our voluntary resignation offer; $0.2 million for facilities and other charges related to the sale, closure, downsizing or relocation of operations; and $0.1 million for integration costs primarily related to integration initiatives associated with the PDM Divisions acquisition. Included in the 2001 special charges were $0.1 million for severance; $0.4 million in facilities and other charges related to the sale, closure, downsizing or relocation of operations; and $0.3 million for integration costs primarily related to integration initiatives associated with the Howe-Baker and PDM divisions acquisitions.

For the years ended December 31, 2001 and 2000.

In 2001, we recognized special charges of $9.7 million ($6.6 million after-tax). Included in the 2001 special charges were $5.7 million for personnel costs, including severance and personal moving expenses associated with the relocation, closure or downsizing of offices, and our voluntary resignation offer; $2.8 million for facilities and other charges related to the sale, closure, downsizing or relocation of operations; and $1.2 million for integration costs primarily related to integration initiatives associated with the PDM Divisions acquisition. In 2000, we recognized special charges of $55.7 million ($44.1 million after-tax). Included in the 2000 special charges were $22.2 million for payments associated with our voluntary resignation offer, severance and other benefits-related costs;

$5.3 million in facilities-related expenses and a $28.2 million non-cash valuation allowance against a net long-term receivable for the Indonesian Tuban (T.P.P.I.) Project.

In 1997, upon consummation of our initial public offering, we made a contribution to the Chicago Bridge & Iron Management Defined Contribution Plan (the “Management Plan”) in the form of 925,670 shares having a value of $16.7 million. Accordingly, we recorded expense of $16.7 million in 1997. Except as described in Note 14 to our consolidated financial statements for the years ended December 31, 2001 and 2000 included elsewhere in this prospectus, all shares have vested and been distributed.

(3)	During the second quarter of 2001, we decided to discontinue our high purity piping business, UltraPure Systems, due primarily to continuing weak market conditions in the microelectronics industry. The loss on disposal of discontinued operations of $9.9 million after-tax includes the write-down of equipment (net of proceeds), lease terminations, severance and other costs, and losses during the phase-out period. As a result of this operation being classified as discontinued, prior periods have been previously restated. Our actions necessary to discontinue UltraPure Systems were essentially complete at December 31, 2001.

(4)	A reorganization was completed in March 1997 and did not materially affect the carrying amounts of our assets and liabilities. The reorganization is reflected in our financial statements as of January 1, 1997. Also in March 1997, we completed an initial public offering.

(5)	Contract capital is defined as contract receivables plus net contracts in progress less accounts payable.

(6)	Adjusted EBITDA is defined as income (loss) from operations plus non-cash special charges, plus depreciation and amortization expenses. Additionally, Adjusted EBITDA may not be comparable to other similarly titled measures used and reported by other companies. While Adjusted EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with United States generally accepted accounting principles, it is included herein to provide additional information regarding our ability to meet our capital expenditures, working capital requirements and any future debt service. Adjusted EBITDA is not necessarily a measure of our ability to fund our cash needs, particularly because it does not include capital expenditures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere herein.

(7)	New business taken represents the value of new project commitments received by us during a given period. Such commitments are included in backlog until work is performed and revenue recognized or until cancellation. Backlog may also fluctuate with currency movements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      We are a global specialty engineering and construction (E&C) company serving the hydrocarbon, energy, power generation, and water and wastewater treatment industries. We have been helping our customers store and process the earth’s natural resources for more than 100 years by supplying a comprehensive range of engineered steel structures and systems. We offer a complete package of design, engineering, fabrication, construction and maintenance services. Our products include hydrocarbon processing plants, LNG terminals and peak shaving plants, bulk liquid terminals, water storage and wastewater treatment facilities, and other steel structures and their associated systems. We have been continuously engaged in the engineering and construction industry since our founding in 1889.

      On December 28, 2000, we acquired Howe-Baker, a globally recognized engineering and construction company which specializes in providing hydrocarbon processing plants to customers in the refining, petrochemical and natural gas industries. On February 7, 2001, we acquired the PDM Divisions, which specialize in the design and engineering, fabrication and construction of products for the petroleum, petrochemical, cryogenic, liquefied natural gas, defense and aerospace industries, as well as water storage and treatment facilities. All of the results of operations discussed below include those of the PDM Divisions as of February 1, 2001.

      The following table sets forth, for the periods indicated, the percentages of our revenues that certain income and expense items represent:

	Year Ended
	December 31,

	2001	2000

Revenues	100.0%	100.0%
Cost of revenues	87.4	88.7

Gross profit	12.6	11.3
Selling and administrative expenses	6.2	6.9
Intangibles amortization	0.5	0.1
Other operating income, net	—	(0.4)
Special charges	0.9	9.1

Income (loss) from operations	5.0	(4.4)
Interest expense	(0.8)	(0.9)
Interest income	0.2	0.1

Income (loss) before taxes and minority interest	4.4	(5.2)
Income tax (expense) benefit	(1.2)	0.8

Income (loss) before minority interest	3.2	(4.4)
Minority interest in income	(0.2)	(0.2)

Income (loss) from continuing operations	3.0	(4.6)

      Our new business taken, revenues and income from operations (excluding and including special charges) in the following geographic regions are as follows:

	Year Ended December 31,

	2001		2000

	In Millions	%	In Millions	%

New Business Taken
North America	$818.5	70%	$384.4	57%
Europe, Africa and Middle East	87.7	8	82.7	12
Asia Pacific	105.8	9	57.0	8
Central and South America	148.4	13	156.7	23

Total	$1,160.4	100%	$680.8	100%

Revenues
North America	$726.6	67%	$304.5	50%
Europe, Africa and Middle East	124.2	11	176.5	29
Asia Pacific	39.9	4	55.5	9
Central and South America	191.1	18	75.2	12

Total	$1,081.8	100%	$611.7	100%

Income (Loss) From Operations, Excluding Special Charges
North America	$42.2	66%	$15.4	53%
Europe, Africa and Middle East	1.4	2	5.5	19
Asia Pacific	(.2)	—	3.3	12
Central and South America	20.7	32	4.7	16

Total	$64.1	100%	$28.9	100%

Income (Loss) From Operations
North America	$36.2	66%	$(6.2)	23%
Europe, Africa and Middle East	(.3)	—	2.2	(8)
Asia Pacific	(.5)	(1)	(26.2)	98
Central and South America	19.0	35	3.4	(13)

Total	$54.4	100%	$(26.8)	100%

Results of Operations

     Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

      New Business Taken/ Backlog. For the three months ended March 31, 2002, new business taken increased 37% to $424 million compared with $309 million in 2001. The most significant new contract in the quarter was the previously announced award of a gas/oil separation plant project in Saudi Arabia valued at $105 million. Backlog at March 31, 2002 was $996 million compared with $841 million at the end of the first quarter 2001 and $835 million at year-end 2001.

      Revenues. First quarter 2002 revenues increased 10% to $259.3 million from $235.4 million in 2001. Revenues increased in the North America region due to a higher volume of work currently being put in place by nearly all U.S. operating subsidiaries. Also contributing to the higher revenues was the impact of the PDM Divisions being included for the full quarter of 2002 compared with two months in the prior year quarter. Our revenues fluctuate based on the changing project mix and are dependent on the level and timing of customer releases of new business, and on other matters such as project schedules.

      Gross Profit. Gross profit for the three months ended March 31, 2002 was $35.1 million or 13.5% of revenues compared with $28.3 million or 12.0% of revenues in 2001. The improvement in gross margin was due primarily to cost savings achieved from integrating acquired companies, the inclusion of higher margin work from acquired companies and continued strong project execution.

      Selling and Administrative Expenses. Selling and administrative expenses were $17.9 million, or 6.9% of revenues, in the first quarter of 2002 compared with $15.9 million, or 6.7% of revenues, in the 2001 period. This increase relates to the impact of acquired operations and higher incentive compensation program costs.

      Special Charges. During the first quarter of 2002, we incurred special charges of $1.2 million primarily related to the relocation of our administrative office to The Woodlands, Texas, including moving-related costs and severance expenses. We expect to incur approximately $2 million in additional charges through year end, primarily related to the relocation of the administrative office.

      Income (Loss) From Operations. Excluding special charges, income from operations for the first quarter of 2002 increased 48% to $17.0 million compared with $11.5 million in the prior-year quarter. The higher volume of work in North America favorably impacted operating income, while the Central and South America region benefited from strong project execution on the work put in place. Continued low revenues in the Europe, Africa, Middle East region were offset by focused cost control and strong project execution, enabling the region to post modest operating income. While the Asia Pacific region posted a small volume-related loss in the first quarter, new business taken and prospects for the balance of 2002 have improved. Our adoption of SFAS 142, as fully described in Note 1 to our consolidated financial statements for the three months ended March 31, 2002 and 2001, benefited first quarter income from operations by approximately $0.9 million.

      Net income from continuing operations excluding special charges for the three months ended March 31, 2002 was $11.0 million or $0.51 per diluted share compared with $5.9 million or $0.27 per diluted share for the first quarter of 2001.

      Inclusive of discontinued operations and special charges, net income for the first quarter of 2002 was $10.3 million or $0.47 per diluted share, compared with net income of $3.5 million or $0.16 per diluted share for the first quarter of 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      New Business Taken/Backlog. New business taken during 2001 was $1.2 billion compared with $680.8 million in 2000. Over 70% of the new business taken during 2001 was for contracts awarded in North America. During 2001, new business taken increased 113% in the North America area primarily due to the acquisitions of Howe-Baker and the PDM Divisions and included the following significant awards: a cryogenic storage tank for an LNG import terminal in the United States, an award for a gas-to-liquids processing facility, a clean fuels revamp project valued in excess of $40 million, a refinery relocation project, an oil sands project in Canada valued in excess of $40 million, a contract for the erection of heat recovery steam generators for an electric utility in the U.S. Northeast, and a hydrogen plant in the U.S. Northwest. New business in the Asia Pacific area increased 85% during 2001 and included awards for an LNG expansion project in Australia valued at $65 million and piping and mechanical work for an LNG expansion project in Malaysia. New business in the Europe, Africa, Middle East area increased 6% during 2001. New business in the Central and South America area decreased 5% during 2001 (after increasing more than 200% during 2000 compared with 1999) and included awards for a heavy oil tankage project in Venezuela and a cryogenic natural gas plant in Peru. Backlog at December 31, 2001 was $835.3 million compared with backlog at December 31, 2000 of $597.4 million (including backlog of $125.1 million from the Howe-Baker acquisition). Including the backlog acquired from the acquisition of the PDM Divisions in February 2001, backlog would have increased to approximately $741.5 million at December 31, 2000 on a pro forma basis. We anticipate new business in 2002 to increase due to the following factors: additional business opportunities resulting from recent acquisitions, an emerging upturn in the energy market, and an upturn in capital spending by customers in the hydrocarbon industry.

      Revenues. Revenues were $1.1 billion in 2001 compared with $611.7 million in 2000. The increase in revenues was due primarily to the additional revenue stream generated by the acquisitions of Howe-Baker and the PDM Divisions. Our revenues fluctuate based on the changing project mix and are dependent on the amount and timing of new awards, and on other matters such as project schedules. During 2001, revenues increased 154% in the Central and South America area and 139% in the North America area, but declined 30% in the Europe, Africa, Middle East area and 28% in the Asia Pacific area. The increase in revenues in the North America and Central and South America areas was due to the acquired businesses and to the significant amount of work currently being put in place in the Caribbean and Venezuela. We anticipate that total revenues for 2002 should approach $1.2 billion. Our flow of revenue will fluctuate based on the changing mix of projects worldwide. Based on the current backlog, it is expected that there will be a shift in the geographic distribution of revenues, with an increase in the North America, Europe, Africa, Middle East and Asia Pacific areas and a decline in the Central and South America area.

      Gross Profit. Gross profit increased $67.8 million to $136.8 million in 2001 from $69.0 million in 2000. Gross profit as a percentage of revenues was 12.6% in 2001 and 11.3% in 2000 reflecting the significant cost savings achieved from the PDM Divisions integration, the inclusion of higher margin business from Howe-Baker, and continued strong project execution.

      Special Charges. Special charges for 2001 were $9.7 million ($0.29 per diluted share). During 2001, we recorded special charges of $5.7 million for personnel costs related to the relocation of our administrative office to The Woodlands, Texas, including costs of senior executives who elected not to relocate, as well as moving-related (which are expensed as incurred) and severance expenses, and our voluntary resignation offer; $2.8 million for facilities and other charges, including charges related to the sale, closure, downsizing or relocation of operations; and $1.2 million for integration costs, primarily related to integration initiatives associated with the PDM Divisions acquisition. As many of our multinational customers in the hydrocarbon industry maintain their U.S. headquarters or a significant presence in the Houston area, we believe the move will enhance our ability to maintain and expand our existing customer relationships and build new ones. In accordance with EITF 94-3, moving, replacement personnel and integration costs have been expensed as incurred. For a further discussion of the special charges, see Note 4 to our consolidated financial statements for the years ended December 31, 2001 and 2000 included elsewhere herein (“Consolidated Financial Statements”).

      Income (Loss) From Operations. Income from operations, excluding the special charges, more than doubled to $64.1 million in 2001, compared with $28.9 million in 2000. Including the special charges, income from operations was $54.4 million in 2001 compared with a $26.8 million loss in 2000. The North America area results benefited from the inclusion of Howe-Baker and the PDM Divisions, lower than anticipated integration costs, and good results from our Industrial, Water and union construction operations in the U.S. and Canada. Despite very low volumes in the Europe, Africa, Middle East area, focused cost control and excellent execution enabled the area to post modest operating income. Excluding poor economic performance in Australia, the Asia Pacific area was profitable. The Central and South America area benefited from several large contracts currently in the field in the Caribbean and Venezuela. We have experienced no material impact from the economic crisis in Argentina. The 2000 results include the recognition of $3.1 million of income related to a favorable trial court decision from a claim against certain of our insurers to recover legal fees expended in an environmental litigation. Selling and administrative expenses were $67.5 million, or 6.2% of revenues, in 2001 compared with $41.9 million, or 6.9% of revenues, in 2000. The 2001 selling and administrative expenses increased due to the acquisitions and a $4.9 million increase in performance based and variable pay compared with 2000. Intangibles amortization increased to $5.8 million in 2001 compared with $0.6 million in 2000 primarily due to increased goodwill and other intangibles amortization related to the acquisitions of Howe-Baker and the PDM Divisions.

      Interest expense increased $3.2 million to $8.4 million in 2001 from $5.2 million in 2000. The increase was mostly due to higher average debt levels in 2001. Interest income consisting primarily of interest related to Howe-Baker’s acquisition of Schedule A, Ltd. (see Note 10 to our Consolidated Financial Statements) and interest earned on cash balances increased to $1.9 million in 2001 compared with $0.4 million in 2000. Net interest expense increased $1.7 million to $6.5 million in 2001 compared with $4.8 million in 2000.

      We recorded income tax expense of $13.5 million in 2001 compared with a $4.9 million income tax benefit in 2000. Excluding the special charges, income tax expense would have been $16.6 million in 2001 and $6.7 million in 2000, or an effective tax rate of 28.8% in 2001 compared with 27.8% in 2000.

      Net income from continuing operations for 2001 was $38.5 million, or $1.72 per diluted share, compared with net income from continuing operations of $16.1 million, or $1.71 per diluted share, for 2000, excluding special charges for both periods.

      During the second quarter of 2001, we decided to discontinue our high purity piping business, UltraPure Systems, due primarily to continuing weak market conditions in the microelectronics industry. The loss from discontinued operations for the year 2001 was $2.3 million, net of taxes, compared with a loss from discontinued operations of $5.7 million, net of taxes, for the twelve months of 2000. The loss on disposal of discontinued operations for 2001 was $9.9 million, net of taxes. Our actions necessary to discontinue UltraPure Systems were essentially complete at December 31, 2001.

      Net income for 2001 was $19.7 million, or $0.88 per diluted share, compared with a net loss of $33.8 million, or $3.59 per diluted share, for 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      New Business Taken/ Backlog. New business taken during 2000 was $680.8 million compared with $713.0 million in 1999. Over 56% of the new business taken during 2000 was for contracts awarded in North America. During 2000, new business taken increased 200% in the Central and South America area and included the following significant awards: a liquefied natural gas (LNG) storage tank in the Caribbean, an LNG terminal in the Dominican Republic for an electric power project and tankage for a heavy crude oil storage terminal in Venezuela. New business taken in North America increased 33% during 2000 and included awards for process vessels and tankage for a Canadian oil sands project, pressure vessels for a refinery turnaround project in California and a grassroots storage terminal in North America. New business taken during 2000 declined 72% in the Europe, Africa, Middle East area and 24% in the Asia Pacific area. The decline was due in large measure to softer regional demand from our core hydrocarbon customers, coupled with the fact that the Europe, Africa, Middle East area received an order in 1999 for an LNG expansion project valued in excess of $100 million. Backlog at December 31, 2000 was $597.4 million (including backlog of $125.1 million from the acquisition of Howe-Baker) compared with the backlog at December 31, 1999 of $507.5 million. During 2000, we removed the $50.0 million remaining on the Tuban (T.P.P.I.) Project from backlog.

      Including the backlog acquired from the PDM Divisions in February 2001, backlog increased to approximately $741.5 million at December 31, 2000 on a pro forma basis.

      Revenues. Revenues were $611.7 million in 2000 compared with $674.4 million in 1999. The decline in revenues year-over-year was due primarily to reduced capital spending in the hydrocarbon industry and the resultant impact on our base business. Our revenues fluctuate based on the changing project mix and are dependent on the amount and timing of new awards, and on other matters such as project schedules. During 2000, revenues increased 11% in the Europe, Africa, Middle East area and 6% in North America, but declined 44% in the Central and South America area and 40% in the Asia Pacific area. The decrease in revenue in the Central and South America area resulted from a significant volume of work being put in place in 1999 following a record level of new business awarded during 1998. Included in the 2000 results was $21.5 million in revenues from start-up and recently acquired businesses. Howe-Baker has not been included in the results of operations for 2000, but results of Howe-Baker were reflected effective January 1, 2001.

      Gross Profit. Gross profit decreased $8.7 million to $69.0 million in 2000 from $77.7 million in 1999. Gross profit as a percentage of revenues (“gross margin”) was 11.3% in 2000 and 11.5% in 1999.

      Special Charges. During 2000, we took additional actions to size our operations appropriately for the level of base business going forward and to position our core business in advance of the acquisition and integration of Howe-Baker. We recognized special charges of $55.7 million ($4.69 per diluted share) in 2000. We recorded charges of $22.2 million for payments associated with our voluntary resignation offer, severance and other benefits-related costs, including the involuntary and voluntary terminations of 275 employees (including 230 salaried employees, a 16% reduction in our pre-Howe-Baker number of salaried employees). We also recognized charges of $5.3 million in facilities-related expenses reflecting the commitment to downsize or lower costs at five facilities worldwide and other exit costs, including asset write-downs and lease terminations. A special charge of $28.2 million in the fourth quarter resulted from a full valuation allowance against a net long-term receivable for the Tuban (T.P.P.I.) Project and was based on our assessment of the status of the project. For a further discussion of the special charges, see Note 4 to our Consolidated Financial Statements.

      (Loss) Income from Operations. Income from operations, excluding the special charges, decreased 6.8% to $28.9 million in 2000, compared with $31.0 million in 1999. Including the special charges, the loss from operations was $26.8 million in 2000 compared with $31.0 million of income from operations in 1999. 2000 results include the recognition of $3.1 million of income related to a favorable trial court decision from a claim against certain of our insurers to recover legal fees expended in an environmental litigation. Selling and administrative expenses decreased to $41.9 million, or 6.9% of revenues, in 2000 compared with $49.0 million, or 7.3% of revenues, in 1999. The 2000 selling and administrative expenses included a $3.8 million decrease in performance-based and variable pay compared with 1999.

      Interest expense increased $2.2 million to $5.2 million in 2000 from $3.0 million in 1999. The increase was mostly due to higher average debt levels in 2000. Interest income consisted primarily of interest earned on cash balances at non-U.S. subsidiaries and decreased to $0.4 million in 2000 compared with $0.8 million in 1999. Net interest expense increased $2.6 million to $4.8 million in 2000 compared with $2.2 million in 1999.

      We recorded a $4.9 million income tax benefit in 2000 compared with a $8.1 million income tax expense in 1999. Excluding the special charges, income tax expense would have been $6.7 million in 2000, or an effective tax rate of 27.8% in 2000 compared with 28.0% in 1999.

      Net income from continuing operations for 2000 was $16.1 million, or $1.71 per diluted share, excluding special charges, compared with net income from continuing operations of $19.5 million, or $1.75 per diluted share, for 1999.

      The loss from discontinued operations for 2000 was $5.7 million, net of taxes, compared with a loss from discontinued operations of $1.1 million, net of taxes for 1999.

      Net loss for 2000 was $33.8 million, or $3.59 per diluted share, compared with net income of $18.4 million, or $1.65 per diluted share, for 1999.

Liquidity and Capital Resources

     Three Months Ended March 31, 2002

      For the three months ended March 31, 2002, we utilized $5.5 million of cash for operating activities. Cash flow used for operating activities included an increase in contract capital of $7.1 million and a decrease in accrued and other non-current liabilities of $7.6 million. The changes in contract capital vary from year to year and are affected by the mix, stage of completion and commercial terms of contracts. The decrease in liabilities relates primarily to the funding of certain incentive compensation and employee benefit programs.

      Capital expenditures during the quarter were $2.7 million compared with $1.8 million in the prior year period. For the three months ended March 31, 2002, we reported proceeds of $2.3 million related to the sale of property and equipment. We utilized $4.7 million for business acquisitions in the first quarter of 2002, attributable to the purchase of TPA, Inc. (see Note 2 to our consolidated financial statements for the three months ended March 31, 2002 and 2001).

      At March 31, 2002 and December 31, 2001, our long-term debt stood at $75.0 million. Net debt (total debt less cash and cash equivalents) was $41.3 million at March 31, 2002, up from $30.4 million at year-end 2001. We currently have a maximum aggregate commitment of $175 million for letters of credit and debt borrowing under our revolving credit facilities.

     Year Ended December 31, 2001

      In 2001, we generated cash from operations of $105.8 million compared with $4.1 million in 2000. Cash flow from operating activities included a reduction in contract capital that provided $59.9 million in 2001. This reduction was achieved primarily from realization of contract capital from the acquired businesses and from the high level of activity in the North America and Central and South America areas.

      In 2001, we expended $8.9 million for capital expenditures and realized $2.8 million in proceeds from the sale of property and equipment. The capital expenditures in 2001 included $5.2 million for field equipment, $2.6 million for the improvement of facilities, and $1.1 million for information systems. In 2000, we expended $6.4 million for capital expenditures and realized $4.9 million in proceeds from the sale of property and equipment. The capital expenditures in 2000 included $3.9 million for field equipment, $0.9 million for the improvement of facilities, and $1.6 million for information systems.

      In July 2001, we completed a $75 million private placement of senior notes to a group of institutional investors. The notes carry an interest rate of 7.34% and are due in 2007, with principal reductions annually from 2005 through 2007. The notes contain a number of restrictive covenants, including minimum levels of net worth and debt and fixed charge ratios, among other restrictions. The notes also place restrictions with regard to investments, other debt, subsidiary indebtedness, sales of assets, liens, nature of business conducted and mergers, among other restrictions. Proceeds were used to reduce floating rate debt under our bank revolving credit facility.

      In August 2001, our bank revolving credit facility was amended by an amended and restated credit agreement. This amendment changed the facility’s terms from a three-year, unsecured $200 million facility to a four-year, unsecured $125 million facility. We also entered into a 364-day credit agreement with the same bank group which provides for $50 million of debt borrowings and short-term letters of credit. Under these facilities, we currently have a maximum aggregate commitment of $175 million for letters of credit and debt borrowings. The facilities provide for revolving loans for general corporate purposes, including working capital, debt refinancing, acquisitions and other of our requirements, and also for letters of credit to be issued in the normal course of business. There is no sublimit on the amount of letters of credit which can be issued, on a committed basis, under the facilities. The letters of credit issued under the facilities are permitted to have a maximum expiration date of five days prior to the termination date of each facility term. A commitment fee is applied to the amount by which the aggregate commitment exceeds the revolving credit obligation. Borrowings under each facility bear interest based on either a margin over prime rate or a margin over the British Bankers Association interest settlement rate. Undrawn letters of credit issued under the facility are subject to fees specified in the agreement. Both the interest margin on borrowings and the fee for letters of credit are determined by our quarterly leverage ratio. The facilities contain certain restrictive covenants, including minimum levels of net worth, interest coverage, fixed charge and leverage ratios, among other restrictions. The facilities also place restrictions with regard to subsidiary indebtedness, sales of assets, liens, investments, type of business conducted, and mergers and acquisitions, among other restrictions.

      At December 31, 2001, our long-term debt stood at $75.0 million compared with $101.8 million at the end of 2000. Strong cash flow resulted in net debt (total debt less cash and cash equivalents) of $30.4 million at December 31, 2001, a reduction from $94.6 million at December 31, 2000. During 2001, we purchased 2,685,884 shares of our common stock, or 15% of our shares outstanding as of year-end 2000, for $49.1 million. During 2000, we purchased 1,183,664 shares, or 12% of our shares outstanding as of year-end 1999, for $18.8 million. We ended 2001 with contract capital of $43.2 million, a $18.1 million decrease from December 31, 2000. Cash and cash equivalents at year-end 2001 were $50.5 million compared with $7.5 million at the end of 2000.

      On February 7, 2001, we acquired substantially all of the assets of the PDM Divisions (see Note 3 to our Consolidated Financial Statements) for 2,848,172 shares of our common stock (including 282,575 collar shares for price protection, if required) and $40.0 million in cash. Pitt-Des Moines, Inc. (“PDM”) was obligated to remit to us net proceeds from the disposition of these shares in excess of $44.0 million. The source of funds for the cash portion of the purchase price was a private placement of 837,692 of our shares to Farinvest, Ltd., an affiliate of WEDGE Group Incorporated (for a price of $13.6 million) and 1,623,846 of our shares, plus a warrant to purchase an additional 251,598 shares at an exercise price of NLG .01 per share, to First Reserve (for a total price of $26.4 million), plus an additional warrant to First Reserve for 250,000 of our shares, subject to decrease depending on the number of shares repurchased by us prior to June 30, 2001. The issuance of a total of 5,309,710 shares represented a 30% increase in our shares outstanding from December 31, 2000. First Reserve exercised the warrant to purchase 251,598 shares on February 22, 2001. On March 15, 2001, we called 524,781 shares from PDM priced at $9.0 million and a return of the 282,575 collar shares issued for price protection. We sold these 807,356 shares at $17.75 (less expenses), based on an agreement entered into on February 23, 2001, to an unaffiliated group of investors for a total price of $14.3 million. PDM had the right to require us to repurchase the remaining 2,040,816 shares at $17.15 per share, for a total price of $35.0 million. We had certain rights to call these shares prior to June 28, 2001. We repurchased these shares from PDM in June 2001 as anticipated under the terms of the asset purchase agreement. We funded the purchase in part from the proceeds of the sale and leaseback of our administrative office in Plainfield, Illinois.

      On December 28, 2000, we acquired the entire ownership interest of Howe-Baker from WEDGE Group Incorporated for consideration of 8,146,665 of our shares of common stock (valued at $12.8875 per share), $43.0 million in cash and the assumption of certain liabilities.

      The issuance of these shares resulted in an 85% increase in our shares outstanding at the date of acquisition. Immediately following this transaction, First Reserve acquired from WEDGE Group Incorporated 4,323,333 of our shares. As part of this transaction, First Reserve purchased an additional 530,000 of our shares from WEDGE Group Incorporated and one of its affiliates and we agreed to grant First Reserve a warrant to purchase 82,118 of our shares at an exercise price of NLG ..01 per share. First Reserve exercised this warrant on February 22, 2001.

      Our management anticipates that by utilizing cash generated from operations and funds provided under our revolving credit facilities, we will be able to meet our contract capital and capital expenditure needs for at least 24 months. We cannot give assurances that such funding will be available, as our ability to generate cash flows from operations and our ability to access funding under our revolving credit facilities may be impacted by a variety of business, economic, legislative, financial and other factors, which may be outside of our control. Additionally, and as discussed in Note 7 to our Consolidated Financial Statements, our revolving credit facilities contain a number of restrictive covenants.

      In addition, we have a significant, uncommitted bonding facility, primarily to support our project-related obligations. A bonding facility termination or reduction could result in our utilizing letters of credit in place of performance bonds, thereby reducing our available capacity under our revolving credit facilities. Although we do not anticipate a reduction or termination of the facility, there is no guarantee that we will continue to maintain such a facility to service our ordinary course obligations at reasonable terms.

      As a result of the previously announced relocation of our administrative headquarters from Plainfield, Illinois to The Woodlands, Texas, our management has elected to build a new administrative office in The Woodlands. See “Business — Properties” elsewhere herein.

Off-Balance Sheet Arrangements

      We use operating leases for facilities and equipment when they make economic sense. In 2001, we entered into a sale (for approximately $14.0 million) and leaseback transaction of our Plainfield, Illinois administrative office with a lease term of 20 years. Rentals under this and all other lease commitments are reflected in rental expense and future rental commitments as summarized in Note 8 to our Consolidated Financial Statements.

      We have no other off-balance sheet arrangements.

Quantitative and Qualitative Disclosure About Market Risk

      We are exposed to market risk from changes in foreign currency exchange rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks from these foreign currency exchange rate fluctuations through our regular operating and financing activities and, when deemed appropriate, through limited use of foreign currency forward contracts. Our exposure to changes in foreign currency exchange rates arises from receivables, payables and firm commitments from international transactions, as well as intercompany loans utilized to finance non-U.S. subsidiaries. We do not use financial instruments for trading or speculative purposes.

      The carrying value of our cash and cash equivalents, accounts receivable, accounts payable and notes payable approximates their fair values because of the short maturity of these instruments. At December 31, 2001, the fair value of our long-term debt was $76.7 million based on current market rates for debt of the same risk and maturities. Our accounting policies and a quantification of our derivative financial instruments are included in Note 2 to our Consolidated Financial Statements.

Euro Conversion

      The Euro was introduced on January 1, 1999, at which time the conversion rates between the currencies of the 11 participating European countries that are members of the European Economic and Monetary Union (EMU) and the Euro were set. The local currencies were used as legal tender through January 1, 2002. Subsequently, the local currencies have been canceled and Euro bills and coins are now used in the 11 participating countries. The transition to the Euro has not had any significant impact on our results of operations, financial position or cash flows.

New Accounting Standards

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations” (“SFAS 141”) and SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). These pronouncements changed the accounting for business combinations, goodwill and intangible assets. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that was completed after June 30, 2001. SFAS 142 states goodwill and indefinite-lived intangible assets are no longer amortized to earnings but instead are reviewed for impairment at least annually. The amortization of existing goodwill and indefinite-lived intangible assets at June 30, 2001 has ceased at January 1, 2002. Goodwill on acquisitions completed subsequent to June 30, 2001 is not amortized, but instead will be reviewed annually for impairment. We adopted these new Statements effective as of January 1, 2002. In connection with the adoption of SFAS 142, during the first quarter of 2002, we completed our goodwill impairment assessment and concluded that no transitional impairment charge was necessary. Amortization expense arising from goodwill and other intangible assets that will no longer be amortized under the provisions of the new rules was approximately $4.2 million in 2001 and $0.6 million in 2000.

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”).

SFAS 133, as amended by SFAS 138, is effective for fiscal years beginning after June 15, 2000 (quarter ended March 31, 2001 in our case). We adopted the new Statement effective as of January 1, 2001. Adoption requires that we record all derivative instruments on the balance sheet at their fair value and changes in the derivative’s fair value are to be recorded each period in earnings, unless specific hedge accounting criteria are met. This change in accounting does not have a significant effect on our results of operations or our financial position.

Critical Accounting Policies

      We recognize revenues using the percentage-of-completion method. Contract revenues are accrued based generally on the percentage that costs-to-date bear to total estimated costs. We follow the guidance of the Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”) for accounting policy relating to our use of the percentage-of-completion method, estimating costs, revenue recognition and claim recognition. The use of estimated cost to complete each contract is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Contract revenue reflects the original contract price adjusted for agreed-upon change orders and estimated minimum recoveries of claims. Although successful, this contracting model has inherent risks. Losses expected to be incurred on contracts in progress are charged to income as soon as such losses are known. A significant portion of our work is performed on a fixed price or lump-sum basis. The balance of projects is primarily performed on variations of cost reimbursable and target price approaches. We have a history of proven success in estimating and bidding lump-sum, fixed price contracts. However, due to the various estimates inherent in our contract accounting, actual results may differ from those estimates. Our accounting policies are more fully discussed in Note 2 to our Consolidated Financial Statements.

BUSINESS

      We are a global specialty engineering and construction (E&C) company serving the hydrocarbon, energy, power generation, and water and wastewater treatment industries. We have been helping our customers store and process the earth’s natural resources for more than 100 years by supplying a comprehensive range of engineered steel structures and systems. We offer a complete package of design, engineering, fabrication, construction and maintenance services. Our products include hydrocarbon processing plants, LNG terminals and peak shaving plants, bulk liquid terminals, water storage and treatment facilities, and other steel structures and their associated systems. During 2001, we worked on over 900 contracts for customers in a variety of industries. Over the last several years, our customers have included:

•	large U.S., multinational and state-owned oil companies, such as Shell, ExxonMobil, Koch Industries, BP, Conoco, Saudi Aramco and PDVSA;

•	leading engineer/procure/construct (EPC) companies, such as Fluor, Bechtel, Foster Wheeler, Kellogg Brown & Root, and Technip-Coflexip;

•	LNG and natural gas producers and distributors, such as Williams Energy Services, Distrigas and Woodside Energy;

•	power generators, such as AES, Conectiv and Constellation Power; and

•	municipal and private water companies.

      We believe that our comprehensive global E&C capabilities and our broad range of products and services position us to capitalize on the expected growth in our primary end markets. Projects for the hydrocarbon, energy and power generation industries collectively represent a majority of our 2001 revenues. Growth in the hydrocarbon market is being driven by increasing global demand for oil and gas and the need to meet more stringent environmental requirements worldwide. Growth in worldwide demand for natural gas for electricity generation has accelerated the development of LNG projects around the globe. We are tracking more than 25 LNG opportunities worldwide with combined potential revenue to the winning bidders in excess of $1.8 billion for the period between 2002 and 2004. We are positioned to benefit from these market trends with our strengths in hydrocarbon process plants, petroleum storage terminals, natural gas processing, LNG storage, power plant component construction and thermal energy storage systems. In addition, the water storage and treatment market is expected to maintain consistent growth in order to meet the needs of an aging infrastructure, comply with safe drinking water requirements in North America and expand service areas. We supply an extensive range of elevated and aboveground water storage tanks, as well as water and wastewater treatment systems.

      Our acquisitions of Howe-Baker and the PDM Divisions have significantly enhanced our product and service offerings.

      Howe-Baker. On December 28, 2000, we acquired Howe-Baker, a globally recognized engineering and construction company which specializes in providing hydrocarbon processing plants to customers in the refining, petrochemical and natural gas industries. We expect to continue to generate new business by leveraging Howe-Baker’s advanced hydrocarbon processing engineering and technical capabilities across our worldwide marketing and execution platform. In recent examples of the strategic benefits of the acquisition, we were awarded a natural gas processing plant project in South America during the second quarter of 2001 and a gas/oil separation plant (GOSP) project in Saudi Arabia during the first quarter of 2002. Both awards were achieved by combining the global market presence of CB&I and the technological expertise of Howe-Baker.

      PDM Divisions. On February 7, 2001, we acquired the Engineered Construction and Water Divisions of Pitt-Des Moines, Inc., which specialize in the design and engineering, fabrication and construction of products for the petroleum, petrochemical, cryogenic, liquefied natural gas, defense and aerospace industries, as well as water storage and treatment facilities. This acquisition enhances our engineering and execution capabilities, provides access to an expanded customer base, and is producing significant synergies from the application of best practices and the elimination of duplicative costs.

      We had revenues of approximately $1.1 billion and adjusted EBITDA of approximately $80.1 million in 2001. Our backlog was $996 million at March 31, 2002. We employed more than 7,200 persons worldwide as of December 31, 2001.

Competitive Strengths

      We believe that our core competencies enable us to deliver to our customers the best overall combination of experience, reliability, quality and performance which produces a lower-risk, higher value equation for our customers. These core competencies, which we believe are significant competitive strengths, include:

      Worldwide Record of Excellence. We have established a record as a leader in the international engineering and construction industry by providing consistently superior project performance for more than 112 years. The addition of Howe-Baker and the PDM Divisions to our family has further enhanced our capabilities for excellence in project design and execution.

      Fully-Integrated Specialty Engineering & Construction Service Provider. We are one of a very few global E&C service providers that can deliver a project from conception to commissioning, including conceptual design, detail engineering, procurement, fabrication, field erection, mechanical installation, start-up assistance and operator training. We generally engineer what we build and build what we engineer, which allows us to provide our customers with innovative engineering solutions, aggressive schedules and work plans, and optimal quality and reliability.

      Global Execution Capabilities. With a global network of some 35 sales and operations offices and established labor and supplier relationships, we have the ability to rapidly mobilize people, materials and equipment to execute projects in locations ranging from highly industrialized countries to some of the world’s most remote regions. We completed nearly 700 projects in approximately 50 different countries in 2001. Our global reach makes us an attractive partner for large, global energy and industrial companies with geographically dispersed operations and also allows us to allocate our internal resources to geographies and industries with the greatest current demand. At the same time, because of our long-standing presence in numerous markets around the world, we have a prominent position as a local contractor in those markets.

      History of Innovation. We have established a reputation for product innovation ever since we introduced the first floating roof tank to the petroleum industry in 1923. We have since maintained a strong culture of developing technological innovations and currently possess some 75 active U.S. patents. We develop innovative technologies on behalf of our customers that are immediately applicable to improving hydrocarbon processing, storage technology and field erection procedures. Our acquisition of Howe-Baker has equipped us with well-established technology and proprietary know-how in refinery processes, desalting/dehydration, synthesis gas production and gas-to-liquids processing. Howe-Baker’s recent acquisition of TPA, Inc. strengthens our technology and know-how in sulfur removal and recovery processes, an important element for the production of low sulfur transportation fuels.

      Our in-house engineering team includes internationally recognized experts in site-erected metal plate structures, pre-stress concrete structures, stress analysis, metallurgy, nondestructive examination, and cryogenic storage and processing. Many of our senior engineers sit on committees that have helped develop worldwide standards for storage structures and process vessels for the petroleum and water industries, including the American Petroleum Institute, American Water Works Association and American Society of Mechanical Engineers.

      Strong Focus on Project Risk Management. We are experienced in managing the risk associated with bidding on and executing complex projects, including extensive bid review and approval procedures. Our position as a fully-integrated E&C service provider, combined with our experience in risk management, allows us to execute global projects on a competitively bid fixed-price, lump-sum basis by actively controlling project costs. Lump-sum contracting, which is part of the ingrained culture at both CB&I and Howe-Baker, enables us to achieve historically higher returns versus those available from variable cost (cost-plus) contracts and provides significant advantages to the customer in terms of cost and schedule control. In addition, our ability to execute lump-sum contracts provides us with access to a growing segment of the E&C market that is demanding these types of contracts.

      Strong Safety Performance. Success in our industry depends in part on strong safety performance. Because of our long and outstanding safety record, we are sometimes invited to bid on projects for which other competitors do not qualify. According to the Bureau of Labor Statistics, the national average Lost Workday Cases Incidence Rate for construction companies similar to CB&I was 4.3 per 100 full-time employees for 2000 (the last reported year), while our comparable rate for such year was only 0.3 per hundred. Our excellent safety performance also translates directly to lower cost, timely completion of projects, and reduced risk to our employees, subcontractors and customers.

      Management Team with Deep Engineering & Construction Industry Experience. Members of our senior leadership team have an average of more than 20 years of experience in the E&C industry. In addition to their CB&I background, many of our senior managers have international experience with recognized EPC companies, such as Fluor, BE&K Incorporated, Rust Engineering and Stearns Catalytic. Our experience, particularly in risk management and project execution, enables us to recognize and capitalize upon attractive opportunities in our primary end markets.

Growth Strategy

      We intend to increase shareholder value through the execution of the following growth strategies:

      Leveraging the Strengths of Howe-Baker and the PDM Divisions. Our acquisitions of Howe-Baker and the PDM Divisions have broadened our capabilities and resources to meet customer needs in our end markets. By leveraging Howe-Baker’s process capabilities across our global sales and execution platform, we expect to grow this business significantly outside the United States. In addition, we are creating synergistic growth by integrating the PDM Divisions’ storage tank technology, execution capabilities and customer relationships with our existing businesses to expand our product offerings. We will also focus on imparting best practices and technologies from each business throughout the organization.

      Expanding our Market Share in the High-Growth Energy Infrastructure Business. Growth in LNG trade (approximately 8% per year since 1980, according to Energy Research Associates) has created strong global demand for LNG transportation and storage systems. We intend to utilize our substantial expertise and experience in LNG and cryogenic systems to expand our presence in the worldwide sales of LNG infrastructure facilities. We have long been a leader in the turnkey design and construction of low temperature and cryogenic storage facilities, including LNG tanks, and have provided more than 40 turnkey terminals and peak shaving plants and more than 190 low temperature and cryogenic tanks. We expect that growing worldwide demand for natural gas, and the need to monetize stranded gas reserves, will create opportunities for Howe-Baker’s gas processing and gas-to-liquids technologies. In addition, we expect greater opportunities for refinery revamp and expansion projects prompted by more stringent environmental regulations for transportation fuels.

      Marketing our Expanded Capabilities. We will continue to expand our marketing programs to identify and capitalize on attractive customer bases and end markets. We will focus our sales and marketing resources on cultivating and expanding relationships with large global companies in our target industry segments that traditionally have been heavy consumers of our products and services. We recently moved our administrative offices to The Woodlands, Texas (near Houston) to facilitate more frequent interaction with the energy and power generation community. We have also assigned senior members of our sales and marketing staff to pursue targeted prospects in high potential markets, focusing in particular on LNG projects and EPC opportunities utilizing the combined CB&I and Howe-Baker resources. We believe that our ability to identify attractive customers and rapid growth markets will provide a competitive advantage during changing market conditions.

      Continuing to Improve Project Execution and Cost Control. Consistently profitable E&C companies deliver projects at or above the initial estimated margin by effectively managing the construction process and controlling direct costs. We intend to maintain and enhance our successful track record in project execution (as measured by our internal metrics) through training and the application of best practices. In addition, identifying and controlling non-project expenses and capital expenditures is an essential part of our ongoing efforts to improve our profitability and return on investment. Current programs include controlling staffing levels, limiting capital spending through short-term rentals, and careful control of precontract expenses. Moreover, strategic investments in information technology have enabled us to lower communication costs, achieve a common reporting platform and deliver engineering documents electronically on a worldwide basis.

      Creating Growth from Acquisitions and Other Business Combinations. We will continue to pursue growth through selective acquisitions of businesses or assets that will expand or complement our current portfolio of products and services. Our acquisitions of Howe-Baker and the PDM Divisions were significant steps in the implementation of this strategy. We will continue to seek future acquisition targets that (i) enable us to provide more cost-effective solutions, (ii) are well-managed, (iii) have strong growth prospects, (iv) can be acquired without excessive leverage, (v) have above-average margins, (vi) give us the ability to leverage our core skills and infrastructure, (vii) have a strong cultural fit and (viii) are priced fairly.

End-Markets Overview

      We believe that our principal end markets will experience significant growth over time as global demand for oil, energy, power and water increases. Recent forecasts by the Energy Information Administration (EIA) project that global energy consumption will increase by 59% between 1999 and 2020. We are positioned to benefit from this growth with our strengths in process plants, petroleum and refined product storage tanks and terminals, natural gas processing, LNG storage and systems, power plant component construction, and water storage and wastewater treatment. Major end markets served include:

      Petroleum Refining Operations and Clean Fuels. Demand for our services in the refining industry is being driven by refiners’ need to process a broader spectrum of crude oil and to produce a greater number of products, as well as requirements to comply with increasingly stringent worldwide environmental regulations for transportation fuels. These trends continue to create significant investment opportunities for companies engaged in the design, construction and revamp of oil refineries.

      Current and proposed Environmental Protection Agency (EPA) regulations, as well as European Union mandates, are intended to significantly reduce sulfur content in gasoline and diesel fuels. Implementation of these regulations will require considerable capital expenditures to retrofit and rehabilitate plants to comply with the standards. The National Petroleum Council estimates that the capital outlay by U.S. refiners to meet EPA-mandated gasoline sulfur content limits will be at least $8 billion by the mandatory compliance date in 2006. Comparable European Union mandates could require up to $20 billion in process expenditures by EU refiners during roughly the same time period. The expected increase in capital expenditures to meet clean fuel requirements should increase the amount spent on upgrading, replacing or adding refining equipment at U.S. refineries. Our recent turnkey contract for Murphy Oil USA’s Mereaux, Louisiana refinery is an example of a project generated by the clean fuels legislation. This refinery expects to increase its crude throughput and to meet future standards for ultra-low sulfur gasoline and diesel fuel.

      Our broad range of services in the refining sector includes:

•	non-catalytic processes such as desalting and dehydrating units, crude stabilization units, distillate treating plants and vacuum distillation units;

•	catalytic processes such as CCR reformers, hydrotreaters, hydrodesulfurization units and isomerization units;

•	process vessels;

•	storage tanks; and

•	maintenance turnarounds.

      Natural Gas. The United States is one of the world’s largest producers and consumers of natural gas. According to the National Energy Policy report, this fuel is the third-largest source of U.S. electricity generation, accounting for about 16% of the energy generation in the U.S. during 2000. Overall demand for natural gas as fuel for power generation in the U.S. energy economy is projected by the EIA to increase by more than 50% between 2000 and 2020, from 22.8 trillion cubic feet in 2000 to 34.7 trillion cubic feet in 2020, primarily driven by electricity restructuring (projected growth in demand for electricity generation is expected to triple by 2020) and the favorable economics of natural gas power plants. Demand for natural gas is also being driven by environmental requirements for cleaner fuels and the development of new gas-fired electricity generating plants. We are a recognized leader in providing turnkey facilities and equipment for natural gas processing, such as nitrogen rejection units, amine circulation units for the removal of H2S and CO2, and cryogenic gas plants to recover higher-value components such as ethane. For example, our recent sales include the design and construction of a cryogenic gas plant for Dynegy Midstream Services, L.P. at Chico, Texas, a turbo-expander plant to recover propane and ethane natural gas liquids for Pioneer Natural Resources in Argentina, and an LNG peak shaving plant for Pine Needle Operating Company in North Carolina.

      The EIA notes that natural gas consumption in the form of LNG is increasing even faster than piped gas, especially in Asia where LNG accounts for more than 97% of Japan’s natural gas consumption. LNG import terminals provide a means to add, relatively quickly, up to 1 billion cubic feet per day (BCFD) or more of capacity to strained pipelines, as compared to locating and developing new gas production fields. A number of new LNG import terminals have been announced or proposed around the world, including several to serve North America. The rising demand for LNG has heightened the need for LNG infrastructure expansion and construction. We have long been a leader in the turnkey design and construction of low temperature and cryogenic storage facilities such as LNG storage tanks and facilities. We have provided more than 40 turnkey terminals and peak shaving plants, and more than 190 field-erected low temperature and cryogenic tanks.

      Power Generation. According to the Department of Energy, growth in U.S. energy consumption over the next 20 years will increasingly outpace U.S. energy production if production only grows at the rate of the last decade. This imbalance, coupled with deregulation of the power industry and decommissioning of nuclear plants, has resulted in a surge in domestic construction of power plants. According to the EIA, a projected 1,000 new plants with a total of 300 gigawatts of capacity will be needed by 2020 to meet growing demand and to offset retirements of nuclear and fossil fuel plants. Approximately 90% of new capacity is projected to be combined-cycle or combustion turbine technology fueled primarily by natural gas. The EIA estimates that by 2020 approximately $30 billion will be expended annually on electricity generation investments worldwide. The EIA further estimates that between 1998 and 2020 generating capacity from gas turbines and internal combustion engines is expected to more than triple. We have experience and expertise in the erection of heat recovery steam generators, as well as associated plant components such as tanks, scrubbers, stacks and duct work for combined cycle gas-fired plants.

      Chemical Process Industries and Other Petrochemical Industries. Demand in other petrochemical and process industries has declined somewhat in recent years as a result of decreased spending by chemical and petrochemical companies and a downturn in the Asian economy. To the extent this sector demand improves, we expect to see increased activity in our processing work. In the petrochemical field, we have particular expertise in the construction of ethylene plants, which convert gas and/or liquid hydrocarbon feedstocks into ethylene, the source of many higher-value chemical products, including packaging, pipes, polyester, antifreeze, electronics, tires and tubes. The rising energy demand may also increase demand for liquefied petroleum gas (LPG) storage facilities, for which we are an industry leader, providing full pressure storage in Hortonsphere® pressure spheres and also refrigerated single wall storage tanks using our proprietary Horizontal Foam-In-Place (HFIP) tank insulation system. In the ammonia industry, we are a leading supplier of turnkey ammonia storage terminals and field-erected tanks.

      Water and Wastewater. Since the early 1970s, the U.S. Congress has enacted a range of laws and provisions to establish drinking water standards and regulate underground storage tanks, biosolids reuse, waste treatment, as well as remediate and regulate hazardous waste disposal sites. According to the U.S. EPA, infrastructure spending for public water systems in the U.S. is projected to reach approximately $150.9 billion between 1999 and 2018. Of this amount, approximately $102.5 billion is needed in the near term to ensure compliance with the Safe Drinking Water Act. Operational costs for drinking water suppliers are rising to meet the needs of an aging infrastructure, comply with public health standards, and expand service areas. Because water is a constrained resource, the marginal cost of new sources of supply is expected to rise and the demand for new systems that meet the more stringent regulatory standards may increase. Additionally, there is increased emphasis on beneficial reuse of the biosolid byproducts of waste treatment. With an installation track record of more than 25,000 completed water storage tanks over the last century (including over 360 during the past five years), over 60 egg-shaped anaerobic digesters, and over 300 ClariCone®water clarifiers, we have significant experience in the water storage and treatment sector.

Products And Services

      We provide a wide range of innovative and value-added E&C products and services, including:

      Process Plants. Through our acquisition of Howe-Baker, we are able to provide E&C services for customers in the hydrocarbon industry, specializing in natural gas processing plants, refinery and petrochemical process units, and hydrogen and synthesis gas plants. Natural gas processing plants treat natural gas to meet pipeline requirements and to recover valuable liquids and other enhanced products, through such technologies as cryogenic separation, amine treating, dehydration and liquids fractionation. Refinery and petrochemical process units enable customers to extract products from the top and middle streams of the crude oil barrel using technologies such as electrical desalting, catalytic reforming, vacuum and atmospheric distillation, fuels and distillate hydrotreating, hydrodesulfurization, alkylation and isomerization. Synthesis gas plants generate industrial gases for use in a variety of industries through technologies such as steam methane and auto-thermal reforming, partial oxidation reactors and pressure swing adsorption purification.

      Low Temperature/ Cryogenic Tanks and Systems. These facilities are used primarily for the storage and handling of liquefied gases. We specialize in providing refrigerated turnkey terminals and tanks. Refrigerated tanks are built from special steels and alloys that have properties to withstand cold temperatures at the storage pressure. These systems usually include special refrigeration systems to maintain the gases in liquefied form at the storage pressure. Applications extend from low temperature (+30F to -100F) to cryogenic (-100F to - 423F). Customers in the petroleum, chemical, petrochemical, specialty gas, natural gas, power generation and agricultural industries use these tanks and systems to store and handle liquefied gases such as LNG, methane, ethane, ethylene, LPG, propane, propylene, butane, butadiene, anhydrous ammonia, oxygen, nitrogen, argon and hydrogen.

      Pressure Vessels. Pressure vessels are built primarily from high strength carbon steel plates which have been formed in one of our fabrication shops and are welded together at the job site. Pressure vessels are constructed in a variety of shapes and sizes, some weighing in excess of 700 tons, with wall thickness in excess of four inches. Existing customers represent a cross section of the petroleum, petrochemical, chemical, and pulp and paper industries, where process applications of high pressure and/or temperature are required. Typical pressure vessel usage includes process and storage vessels in the petroleum, petrochemical, and chemical industry; digesters in the pulp and paper industry; and egg-shaped digesters for wastewater treatment. We have designed and erected pressure vessels throughout the world.

      Aboveground Storage Systems (Flat Bottom Tanks). Aboveground storage tanks are sold primarily to customers operating in the petroleum, petrochemical and chemical industries around the world. This industrial customer group includes nearly all of the major oil and chemical companies on every continent. Depending on the industry and application, flat bottom tanks can be used for storage of crude oil, refined products such as gasoline, raw water, potable water, chemicals, petrochemicals and a large variety of feedstocks for the manufacturing industry.

      Water Storage and Treatment (Elevated Tanks). The water storage line includes single pedestal spheroid, fluted column and concrete elevated tanks, as well as standpipes and reservoirs. These products have a capacity range of 25,000 gallons to in excess of 30,000,000 gallons. These structures provide potable water reserves and supply pressure to the water distribution system. Products for water treatment include solids contact clarifiers and standpipe mixing systems.

      Specialty and Other Structures. Our specialty and other structures are marketed to a diverse group of customers in such industries as metals and mining, power generation, telecommunications, aerospace, as well as government customers. Examples of specialty structures include processing facilities or components used in the iron, aluminum and mining industries, hydroelectric structures such as penstocks and spiral cases, and turnkey vacuum facilities (non-thermal) for testing prototype spacecraft, rocket engines and satellites before launch. In a recent highly technical project completed for the National Science Foundation, we produced stainless steel vacuum (non-thermal) beam tubes for the LIGO (Laser Interferometer Gravitational Wave Observatory) Project, which is designed to detect cosmic gravitational waves.

      Turnarounds. A turnaround is a planned shutdown of a refinery, chemical plant or other process unit for repair and maintenance of equipment and associated systems. The work is usually scheduled on a multi-shift, seven day-per-week basis to minimize downtime of the facility. Personnel, materials and equipment must come together at precisely the right time to accomplish this labor-intensive operation. This service often requires short cycle times and unique construction procedures. We offer this service to our customers in the petroleum, petrochemical and chemical industries throughout the world.

      Repairs and Modifications. Repair, maintenance and modification services are performed primarily on flat bottom tanks and pressure vessels. While we have focused on providing these services primarily in the United States, efforts are under way to expand these services throughout the world. Customers in the petroleum, chemical, petrochemical and water industries generally require these types of services.

Competition

      We believe that we are a leading competitor in most of the products and services that we sell. Price, quality, reputation, safety record and timeliness of completion are the principal competitive factors within the industry. There are numerous regional, national and international competitors that offer products and services similar to ours.

Marketing And Customers

      Through our global network of sales offices, we sell our products directly to hundreds of customers in a wide variety of industries. We rely primarily on direct contact between our technically qualified sales and engineering staff and our customers’ engineering and contracting departments. Dedicated sales representatives are located in each of our global offices.

      Our largest customers, with many of whom we have had longstanding relationships, are primarily in the hydrocarbon sector and are inclusive of both major petroleum companies (i.e., Shell, ExxonMobil and Conoco) and large engineering and construction companies (i.e., Fluor, Bechtel, Kellogg Brown & Root and Technip-Coflexip).

      We are not dependent upon any single customer on an ongoing basis and the loss of any single customer would not have a material adverse effect on our business. No single customer accounted for over 10% of our revenues during the last two years.

Backlog/ New Business Taken

      We had a backlog of work to be completed on contracts of $996 million as of March 31, 2002 compared with $835 million as of December 31, 2001. Due to the timing of awards and the sometimes long-term nature of our projects, certain backlog of our work may not be completed in the current fiscal year. New business taken increased 70% to $1.2 billion for the year ended December 31, 2001 compared with $681 million for the year ended December 31, 2000.

New Business Taken

	Years Ended December 31,

	2001	2000

	(In thousands)
North America	$818,459	$384,346
Europe, Africa, Middle East	87,724	82,690
Asia Pacific	105,788	57,033
Central and South America	148,403	156,707

Total New Business Taken	$1,160,374	$680,776

Types of Contracts

      Contracts are usually awarded on a competitive bid basis. We are primarily a fixed-price, lump-sum contractor. Our significant experience in estimating and controlling project costs, combined with our knowledge of international logistics and execution, enable us to define and control the risks of fixed-price contracts.

Raw Materials and Suppliers

      The principal raw materials that we use are metal plate and structural steel. These materials are available from numerous suppliers worldwide. We do not anticipate having difficulty obtaining adequate amounts of raw materials in the foreseeable future.

Environmental Matters

      Our operations are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, including those governing discharges and pollutants into the air and water and the management and disposal of hazardous substances and wastes. We are also subject to laws and regulations governing remediation of contamination at facilities that we currently or formerly owned or operated or to which we send hazardous substances or wastes for treatment, recycling or disposal. We believe that we are currently in compliance, in all material respects, with all environmental laws and regulations.

Patents

      We hold patents and licenses for certain items incorporated into our products. However, none is so essential that its loss would materially affect our businesses. We continue to market our innovative tank building process called CoilBuildTM in which the tank shell is formed from continuous steel coils rather than individual plates. CoilBuild is particularly suited for smaller-diameter, stainless steel tanks used in certain petrochemical, chemical, pharmaceutical and food applications where corrosion resistance and cleanliness are vital. We have exclusive rights to the CoilBuild process in North America.

Employees

      We employed more than 7,200 persons as of December 31, 2001. Approximately 15% of our worldwide employees are represented by unions. Our unionized subsidiary, CBI Services, Inc., has agreements with various unions representing groups of its employees. The largest agreement is with the Boilermakers Union which represents some of our welders. We have multiple contracts with various Boilermakers Unions across the country, and each contract has a three-year term.

      We enjoy good relations with our unions and have not experienced a significant work stoppage in any of our facilities in over ten years. Additionally, to preserve our project management and technological expertise as core competencies, we recruit, develop and maintain ongoing training programs for engineers and field supervision personnel.

Properties

      We own or lease the properties used to conduct our business. The capacities of these facilities depend upon the composition of products being fabricated and constructed. As the product composition is constantly changing, the extent of utilization of these facilities cannot be accurately stated. We believe these facilities are adequate to meet our current requirements. The following list summarizes our principal properties:

Location	Type of Facility	Interest

North America
Beaumont, Texas	Engineering, fabrication facility, operations and administrative office	Owned
Beggs, Oklahoma	Fabrication facility	Owned
Clive, Iowa	Fabrication facility, warehouse, operations and administrative office	Owned
Everett, Washington	Fabrication facility, warehouse, operations and administrative office	Leased
Fort Saskatchewan, Canada	Warehouse, operations and administrative office	Owned
Houston, Texas(1)	Engineering, fabrication facility, warehouse, operations and administrative office	Owned
Kankakee, Illinois	Warehouse	Owned
Liberty, Texas	Fabrication facility	Leased
Pittsburgh, Pennsylvania	Warehouse	Owned
Plainfield, Illinois(2)	Engineering, operations and administrative office	Leased
Provo, Utah	Fabrication facility, warehouse, operations and administrative office	Owned
San Luis Obispo, California	Warehouse and fabrication facility	Owned
Tulsa, Oklahoma	Engineering, fabrication facility, operations and administrative office	Leased
Tyler, Texas	Engineering, fabrication facility, operations and administrative office	Owned
Warren, Pennsylvania	Fabrication facility	Leased
The Woodlands, Texas(3)	Engineering, operations and administrative office	Leased
Europe, Africa, Middle East
Al Aujam, Saudi Arabia	Fabrication facility and warehouse	Owned
Dubai, United Arab Emirates	Engineering, operations, administrative office and warehouse	Leased
Hoofddorp, Netherlands	Principal executive office	Leased
Secunda, South Africa	Fabrication facility and warehouse	Leased

Location	Type of Facility	Interest

Asia Pacific
Batangas, Philippines	Fabrication facility and warehouse	Leased
Cilegon, Indonesia	Fabrication facility and warehouse	Leased
Kwinana, Australia	Fabrication facility, warehouse and administrative office	Owned
Laem Chabang, Thailand	Warehouse, operations and administrative office	Leased
Central and South America
Caracas, Venezuela	Administrative and engineering office	Leased
Puerto Ordaz, Venezuela	Fabrication facility and warehouse	Leased

(1)	Warehouse and administrative office are held for sale.

(2)	Sold and leased back to us on June 30, 2001.

(3)	We have announced plans to construct a new administrative office in the Woodlands, Texas. We are considering a sale and leaseback or similar financing structure for this facility at a future date.

      We also own or lease a number of sales, administrative and field construction offices, warehouses and equipment maintenance centers strategically located throughout the world.

Legal Proceedings

      On October 25, 2001, the U.S. Federal Trade Commission (“FTC”) announced its decision to file an administrative complaint (the “Complaint”) challenging our February 2001 acquisition of certain assets of the Engineered Construction Division of PDM. The Complaint alleges that the acquisition violated Federal antitrust laws by substantially lessening competition in certain field erected specialty industrial storage tank product lines in the United States: LNG tanks, LPG tanks, LIN/ LOX/ LAR tanks, and thermal vacuum chambers. The FTC is seeking various remedies, including an order that would require us to divest sufficient assets and personnel to re-establish two distinct and separate viable competing businesses engaged in the design, engineering, fabrication, construction and sale of the relevant product lines.

      We believe that the Complaint is without merit and on February 4, 2002 filed a formal answer denying the substantive allegations of the Complaint. While we expect the impact of the FTC proceeding on our earnings will be minimal in 2002, we are unable to assess the ultimate outcome of the litigation or potential effect of any divestiture order or other remedy on our business, financial condition and results of operation.

      We are a defendant in various other legal actions arising in the normal course of business, the outcomes of which after provisions therefor, in the opinion of our management, neither individually nor in the aggregate are likely to result in a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT

      The following table sets forth certain information regarding the Supervisory Directors of CB&I N.V., the executive officers of Chicago Bridge & Iron Company (“CBIC”) and the Managing Directors of Chicago Bridge & Iron Company B.V. (“CB&I B.V.”). As permitted under the law of The Netherlands, CB&I N.V. does not have executive officers. CB&I B.V. serves as the Managing Director of CB&I N.V.

Name	Age	Position(s)

Gerald M. Glenn	59	Chairman of the Supervisory Board of CB&I N.V.; Chairman, President and Chief Executive Officer and Director of CBIC Chairman, President and Chief Executive Officer and Managing Director of CB&I B.V.
Jerry H. Ballengee	64	Supervisory Director
Anthony P. Banham	58	Supervisory Director
Ben A. Guill	51	Supervisory Director
J. Charles Jennett	61	Supervisory Director
Vincent L. Kontny	64	Supervisory Director
Gary L. Neale	62	Supervisory Director
L. Donald Simpson	66	Supervisory Director
William H. White	47	Supervisory Director
Marsha C. Williams	51	Supervisory Director
Michael D. Winfield	63	Supervisory Director
Philip K. Asherman	50	Executive Vice President and Chief Marketing Officer of CBIC; Managing Director of CB&I B.V.
David P. Bordages	51	Vice President — Human Resources and Administration of CBIC
Stephen P. Crain	48	President — Western Hemisphere Operations of CBIC; Managing Director of CB&I B.V.
Richard E. Goodrich	57	Executive Vice President and Chief Financial Officer of CBIC; Managing Director of CB&I B.V.
Robert B. Jordan	51	Executive Vice President and Chief Operating Officer of CBIC; Managing Director of CB&I B.V.
Tom C. Rhodes	48	Vice President, Corporate Controller and Chief Accounting Officer of CBIC
Robert H. Wolfe	52	Secretary of CB&I N.V.; Vice President, General Counsel and Secretary of CBIC; Secretary of CB&I B.V.

There are no family relationships between any executive officers and Supervisory Directors. Executive officers of CBIC are elected annually by the CBIC Board of Directors. The Managing Directors of CB&I B.V. serve until successors are elected.

      Gerald M. Glenn has served as Chairman of the Supervisory Board of CB&I N.V. since April 1997. He has been President and Chief Executive Officer of CBIC since May 1996, and has been a Managing Director of CB&I B.V. since March 1997. Since April 1994, Mr. Glenn has been a principal in The Glenn Group LLC. From November 1986 to April 1994, he served as Group President-Fluor Daniel, Inc.

      Jerry H. Ballengee has served as a Supervisory Director of the Company since April 1997. Since October, 2001 he has served as Chairman of the Board of Morris Material Handling Company (MMH). Mr. Ballengee served as President and Chief Operating Officer of Union Camp Corporation from July 1994 to May 1999 and served in various other executive capacities and as a member of the Board of

Directors of Union Camp Corporation from 1988 to 1999 when the company was acquired by International Paper Company.

      Anthony P. Banham has served as a Supervisory Director since May 10, 2002. He is Vice Chairman of Simmons & Company International, an investment banking firm located in Houston, Texas that focuses on the oil service and equipment industry. Mr. Banham has been with Simmons & Company since 1976. Prior to joining Simmons & Company, he spent nine years working for Hawker Siddeley Aviation Ltd. in a variety of management capacities. He is past President of the British American Business Association in Houston, a member of the Awty International School Board of Trustees, and a member of the Board of Trustees of the Houston Museum of Natural Science.

      Ben A. Guill has served as a Supervisory Director of the Company since January 2001. He is the President of First Reserve Corporation, a Connecticut-based private equity investment firm, where he has served since October 1998. First Reserve Corporation is the general partner of First Reserve Fund VIII, L.P. Prior to joining First Reserve Corporation, Mr. Guill was a Partner and Managing Director of Simmons & Company International, an investment banking firm located in Houston, Texas which focuses on the oil service and equipment industry. Mr. Guill had been with Simmons & Company since 1980. He is a member of the board of directors of National-Oilwell, Inc., the leading international provider of drilling systems and associated services to the oil and gas exploration and production industry; Superior Energy Services, Inc., a provider of production-oriented services to the Gulf Coast oil and gas industry; Destiny Resource Services Corporation, a Calgary-based, front end service company for the oil and gas industry; Dresser, Inc., a provider of highly engineered equipment and services primarily for the energy industry; T-3 Energy Services, Inc., a diversified manufacturing and distribution company serving the Gulf Coast oil and gas industry; and TransMontaigne Inc., an oil terminaling and transportation company. Mr. Guill received his Bachelor of Arts Degree from Princeton University and his Masters Degree in Finance from the Wharton School of Business at the University of Pennsylvania.

      J. Charles Jennett has served as a Supervisory Director of the Company since April 1997. Dr. Jennett is a private engineering consultant. He has served as President of Texas A&M International University from 1996 to 2001, when he became President Emeritus. He was Provost and Vice President of Academic Affairs at Clemson University from 1992 through 1996.

      Vincent L. Kontny has served as a Supervisory Director of the Company since April 1997. He has served since April 2000 as Chief Operating Officer of Washington Group International, which filed a petition under Chapter 11 of the U.S. Bankruptcy Code on May 14, 2001. Since 1992 he has been the owner and CEO of the Double Shoe Cattle Company. Mr. Kontny was President and Chief Operating Officer of Fluor Corporation from 1990 until September 1994.

      Gary L. Neale has served as a Supervisory Director of the Company since April 1997. He is currently President, CEO and Chairman of the Board of NiSource, Inc., whose primary business is the distribution of electricity, gas and water through utility companies. Mr. Neale has served as a director of NiSource, Inc. since 1991, a director of Northern Indiana Public Service Company since 1989, and a director of Modine Manufacturing Company (heat transfer products) since 1977.

      L. Donald Simpson has served as a Supervisory Director of the Company since April 1997. From December 1996 to December 1999, Mr. Simpson served as Executive Vice President of Great Lakes Chemical Corporation. Prior thereto, beginning in 1992, he served in various executive capacities at Great Lakes Chemical Corporation.

      William H. White has served as a Supervisory Director of the Company since January 2001. He has been the President, Chief Executive Officer and Vice Chairman of the Board of Directors of WEDGE Group Incorporated since April 1997. WEDGE is a diversified firm with subsidiaries in engineering and construction, hotel, oil and gas, and real estate businesses. Mr. White served as Deputy Secretary and Chief Operating Officer of the Department of Energy from 1993 to 1995. Prior to his service at the Department of Energy, Mr. White practiced law and served on the management committee of the law firm of Susman Godfrey L.L.P. and taught law at the University of Texas at Austin. Mr. White is the founder and Chairman of the Board of Frontera Resources, an international energy company with projects in emerging markets. Mr. White serves on the boards of TGC Industries, Inc., Pioneer Drilling Company and North American Electric Reliability.

      Marsha C. Williams has served as a Supervisory Director of the Company since April 1997. Since May 1998, she has served as Chief Administrative Officer of Crate & Barrel, a specialty retail company. Prior to that, she served as Vice President and Treasurer of Amoco Corporation from December 1997 to May 1998, and Treasurer from 1993 to 1997. Ms. Williams is a director of Selected Funds, Davis Funds and Modine Manufacturing Company (heat transfer products).

      Michael D. Winfield has served as a Supervisory Director of the Company since January 2001. He has been a member of the Board of Managers of UOP L.L.C., a general partnership of Honeywell International Inc. and Dow Chemical Corporation engaged in the licensing of technologies to the oil refining and petrochemical industries since January 2001. From February 1992 until January 2001, he was President and Chief Executive Officer of UOP. Mr. Winfield has served as a director of Landauer Inc. (a firm providing services related to radiation monitoring) since 1994. Mr. Winfield holds a degree in Chemical Engineering from Ohio State University and an M.B.A. from the University of Chicago.

      Philip K. Asherman has been Executive Vice President and Chief Marketing Officer of CBIC since August 2001. From May 2001 to July 2001, he was Vice President — Strategic Sales, Eastern Hemisphere of CBIC. Prior thereto, Mr. Asherman was Senior Vice President of Fluor Global Services and held other executive positions with Fluor Daniel, Inc. operating subsidiaries.

      David P. Bordages has been the Vice President — Human Resources and Administration of CBIC since February 2002. Prior to that time, Mr. Bordages was Vice President — Human Resources of the Fluor Corporation from April 1989 through February 2002.

      Stephen P. Crain has been President-Western Hemisphere Operations of CBIC since August 2001 and a Managing Director of CB&I B.V. since August 1998. From November 2000 to July 2001, he was Executive Vice President and Chief Marketing Officer of CBIC. From July 1997 to November 2000, Mr. Crain was Vice President — Global Sales and Marketing of CBIC. Prior to that time, Mr. Crain was employed by CBIC or its affiliates in an executive or management capacity.

      Richard E. Goodrich has been the Executive Vice President and Chief Financial Officer of CBIC since July 2001. From November 2000 to July 2001, he was Group Vice President — Western Hemisphere Operations of CBIC. From February 1999 to November 2000, Mr. Goodrich was Vice President — Financial Operations of CBIC. Mr. Goodrich was the Vice President — Area Director of Finance, Western Hemisphere for CBIC from June 1998 through February 1999. Prior to that time, Mr. Goodrich was the Director of Strategic Planning — Energy and Chemicals Group of Fluor Daniel, Inc.

      Robert B. Jordan has been the Executive Vice President of CBIC since November 2000 and the Chief Operating Officer of CBIC since March 2000 and a Managing Director of CB&I B. V. since February 1998. From February 1998 to November 2000, Mr. Jordan was Vice President — Operations of CBIC. From May 1996 to February 1998, Mr. Jordan was the Senior Vice President — Sales and Operations for the Process Division of BE&K Incorporated located in Birmingham, Alabama. Prior to that time, Mr. Jordan was the Senior Vice President — Sales and Operations for the Process and Industrial Division of Rust Engineering & Construction Inc.

      Tom C. Rhodes has been the Corporate Controller of CBIC since August 2001. From November 2000 to August 2001, Mr. Rhodes was Vice President — Financial Operations for CBIC and from February 1999 to November 2000, he was Vice President — Area Director of Finance, Western Hemisphere of CBIC. Prior to that time, he was Finance Director of Americas Region for Fluor Daniel, Inc.

      Robert H. Wolfe has been the Vice President, General Counsel and Secretary of CBIC since November 1996, and the Secretary of CB&I N.V. since its inception. From June 1996 to November 1996, Mr. Wolfe served as a private consultant to Rust Engineering & Construction Inc. (“Rust”). Prior to that time, he served as Vice President, General Counsel and Secretary to Rust.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth information as of April 2, 2002 regarding the beneficial ownership of our common stock immediately prior to the offering, and as adjusted to reflect the sale of the common stock being offered hereby (assuming no exercise of the underwriters’ over-allotment option), by (i) each person known to us who owns beneficially or of record more than five percent (5%) of our common stock, (ii) each selling shareholder, (iii) each Supervisory Director, (iv) each executive officer and (v) all directors and executive officers as a group. The information is based on 21,054,371 shares of common stock outstanding as of April 2, 2002 and 21,654,371 shares of common stock outstanding after the offering.

	?Shares Beneficially			Shares Beneficially
	Owned Prior			Owned after
	to the Offering			the Offering
			Shares
Name and Address of Beneficial Owner	Number(1)%		Offered	Number(1)%

5% Shareholders and Selling Shareholders
First Reserve Fund VIII, L.P.(2)	6,810,895	32.3	0	6,810,895	31.5
c/o First Reserve Corporation
475 Steamboat Road
Greenwich, CT 06830
WEDGE Engineering B.V.(3)	3,852,764	18.3	2,000,000	1,852,764	8.6
Keizer Karelweg 474
1181 RL Amstelveen
The Netherlands
William H. White(4)	163,406	*	100,000	63,406	*
WEDGE International Tower
1415 Louisiana Street
Suite 3000
Houston, TX 77002
Directors and Executive Officers(5)
Gerald M. Glenn	919,994	4.4	0	919,994	4.2
Philip K. Asherman	17,916	*	0	17,916	*
David P. Bordages	—	*	0	—	*
Stephen P. Crain	54,839	*	0	54,839	*
Richard E. Goodrich	18,811	*	0	18,811	*
Robert B. Jordan	119,069	*	0	119,069	*
Tom C. Rhodes	2,841	*	0	2,841	*
Robert H. Wolfe	55,159	*	0	55,159	*
Jerry H. Ballengee	9,486	*	0	9,486	*
Anthony P. Banham	1,000	*	0	1,000	*
Ben A. Guill	2,000	*	0	2,000	*
J. Charles Jennett	7,500	*	0	7,500	*
Vincent L. Kontny	6,500	*	0	6,500	*
Gary L. Neale	6,500	*	0	6,500	*
L. Donald Simpson	6,500	*	0	6,500	*
Marsha C. Williams	7,500	*	0	7,500	*
Michael D. Winfield	2,000	*	0	2,000	*
All directors and executive officers as a group (18 persons)	1,401,021	6.7	0	1,301,021	6.0

(1)	For purpose of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date which such person has the right to acquire within 60 days after that date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares that the person or persons have the right to acquire within 60 days after such date is not deemed to be outstanding for the purposes of computing the percentage ownership of that or any other person.

(2)	First Reserve Corporation is the general partner of First Reserve Fund VIII, L.P. The following are executive officers of First Reserve Corporation: William E. Macaulay is the Chairman, a Managing Director and Chief Executive Officer; Ben A. Guill is the President and a Managing Director; John A. Hill is Vice Chairman and a Managing Director; Thomas R. Denison is General Counsel, Secretary and a Managing Director; J.W.G. Will Honeybourne is a Managing Director; and Jennifer G. Kornfield is Vice President, Treasurer and Chief Financial Officer. Messrs. Macaulay, Guill and Hill are the directors of First Reserve Corporation. It is anticipated that pursuant to authority from First Reserve Corporation’s board of directors, Messrs. Macaulay and Guill may make investment and voting decisions with respect to the shares owned by First Reserve Fund VIII, L.P. In the absence of Messrs. Macaulay and Guill, other officers of First Reserve Corporation may, pursuant to authority from the board of directors, make investment and voting decisions with respect to such shares. All such persons disclaim beneficial ownership of the shares held by First Reserve Fund VIII, L.P.

(3)	The sole ultimate beneficial owner of WEDGE Engineering is Issam M. Fares of Lebanon.

(4)	Mr. White is currently also a Supervisory Director, as a designee of WEDGE pursuant to the WEDGE Shareholder Agreement (see below).

(5)	As to directors and executive officers, shares deemed beneficially owned include (i) shares held by immediate family members, (ii) shares that can be acquired through stock options exercised through June 30, 2002, (iii) shares subject to a vesting schedule, forfeiture risk and other restrictions, including restricted stock units for which the participant has voting rights on the underlying stock, and, in the case of Mr. Glenn, 621,338 shares as to which he has fully vested rights to future delivery of the shares.

*	Beneficially owns less than one percent of our common stock.

      As described below, WEDGE currently has two designees, William H. White, one of the selling shareholders, and Michael D. Winfield, serving on our Supervisory Board pursuant to the terms of the WEDGE Shareholder Agreement described below, but such designees will automatically resign if the offering contemplated by this prospectus is consummated.

Shareholder Agreements

      We are party to (i) a Shareholder Agreement dated as of December 28, 2000 (as amended by an Amendment thereto dated as of February 7, 2001) among First Reserve, CB&I N.V. and certain of our shareholders (the “First Reserve Shareholder Agreement), and (ii) a Shareholder Agreement dated as of December 28, 2000 (as amended by an Amendment thereto dated as of February 7, 2001) among WEDGE, CB&I N.V. and certain of our shareholders (the “WEDGE Shareholder Agreement”).

      First Reserve Shareholder Agreement. Under the First Reserve Shareholder Agreement, First Reserve and its affiliates are subject to certain “standstill” provisions which, without the written consent of the Supervisory Board, prohibit, among other things, (a) the purchase of additional shares by First Reserve and its affiliates except in order to maintain a 10.1% ownership stake (and to allow First Reserve and its affiliates to participate in certain other transactions approved by the Supervisory Board, such as a stock split, recapitalization or business combination), and (b) acquisition proposals, proxy solicitations, group formation or encouragement of third parties for takeover purposes. In addition, First Reserve and its affiliates are subject to restrictions on their voting rights relating to matters presented to our shareholders for vote or approval: (i) First Reserve and its affiliates are obligated to vote “for” the Supervisory Board nominees recommended by the Supervisory Board, provided we are in compliance with our covenants to First Reserve relating to Supervisory Board representation (see below), and (ii) First Reserve and its affiliates are obligated to vote “for” any proposal recommended by the Supervisory Board and “against” any proposal that is not recommended by the Supervisory Board, with limited exceptions for certain matters as to which First Reserve and its affiliates have sole discretionary voting rights. In the case of any business combination, recapitalization or other transaction that involves the issuance of common stock, if both of the First Reserve designees then serving on the Supervisory Board vote against approval of such transaction at the Supervisory Board level, then First Reserve and its affiliates, in any shareholder vote, are permitted to vote the shares they acquired in connection with the PDM acquisition transaction in the same proportion as the votes of our shareholders, other than First Reserve and WEDGE, who vote upon the transaction.

      Pursuant to the First Reserve Shareholder Agreement, First Reserve has the right to designate two Supervisory Directors (currently Messrs. Banham and Guill) so long as First Reserve and its affiliates own at least 3,083,871 of our issued and outstanding shares and the right to designate one Supervisory Director as long as First Reserve and its affiliates own at least 10% of our issued and outstanding shares.

      Under the First Reserve Shareholder Agreement and subject to limited exceptions, First Reserve and its affiliates are subject to restrictions on the transfer of their shares, including the restriction that, without our consent, First Reserve and its affiliates may not sell any of their shares to (i) any person or group who is or would be required to file a Schedule 13D under the Securities Exchange Act of 1934, (ii) any person or group who would, as a result of such transfer, own more than 10% of our voting securities, or (iii) a competitor of ours. Certain other sales of shares by First Reserve and its affiliates will be subject to our right of first offer. Finally, First Reserve has been granted two demand and unlimited “piggyback” registration rights relating to its shares.

      WEDGE Shareholder Agreement. Under the WEDGE Shareholder Agreement, WEDGE and its affiliates are subject to certain “standstill” provisions which, without the written consent of the Supervisory Board, prohibit, among other things, (a) the purchase of additional shares by WEDGE and its affiliates except in order to maintain a 10.1% ownership stake (and to allow WEDGE and its affiliates to participate in certain other transactions approved by the Supervisory Board, such as a stock split, recapitalization or business combination), and (b) acquisition proposals, proxy solicitations, group formation or encouragement of third parties for takeover purposes. In addition, WEDGE and its affiliates are subject to restrictions on their voting rights relating to matters presented to our shareholders for vote or approval: (i) WEDGE and its affiliates are obligated to vote “for” the Supervisory Board nominees recommended by the Supervisory Board, provided we are in compliance with our covenants to WEDGE relating to Supervisory Board representation (see below), and (ii) WEDGE and its affiliates are obligated to vote “for” any proposal recommended by the Supervisory Board and “against” any proposal that is not recommended by the Supervisory Board, with limited exceptions for certain matters as to which WEDGE and its affiliates have sole discretionary voting rights. In the case of any business combination, recapitalization or other transaction that involves the issuance of common stock, if all of the WEDGE designees then serving on the Supervisory Board vote against approval of such transaction at the Supervisory Board level, then WEDGE and its affiliates, in any shareholder vote, are permitted to vote the shares they acquired in connection with the PDM acquisition transaction in the same proportion as the votes of our shareholders, other than WEDGE and First Reserve, who vote upon the transaction.

      Pursuant to the WEDGE Shareholder Agreement and subject to limited exceptions, WEDGE has the right to designate two Supervisory Directors (currently Messrs. White and Winfield) so long as WEDGE and its affiliates own at least 17 1/2% of our issued and outstanding shares and the right to designate one Supervisory Director as long as WEDGE and its affiliates own at least 10% of our issued and outstanding shares.

      Under the WEDGE Shareholder Agreement and subject to limited exceptions, WEDGE and its affiliates are subject to restrictions on the transfer of their shares, including the restriction that, without our consent, WEDGE and its affiliates may not sell any of their shares to (i) any person or group who is or would be required to file a Schedule 13D under the Securities Exchange Act of 1934, (ii) any person or group who would, as a result of such transfer, own more than 10% of our voting securities, or (iii) a competitor of ours. Certain other sales of shares by WEDGE and its affiliates will be subject to our right of first offer. Finally, in addition to the registration of the shares covered by this prospectus, WEDGE and its affiliates and assignees (“WEDGE Holders”) have been granted one additional demand and unlimited “piggyback” registration rights relating to their shares.

      We have agreed under the WEDGE Shareholder Agreement to pay $400,000 of registration expenses in connection with the exercise by WEDGE Holders of their demand registration rights, but excluding (i) any sales commissions or discounts relating to shares being offered by WEDGE Holders, (ii) any transfer taxes relating to such shares, and (iii) the fees and disbursements of their legal counsel, which are to be paid by the WEDGE Holders. In addition, we are obligated under the WEDGE Shareholder Agreement to pay registration expenses with respect to “piggyback” registrations of WEDGE Holders.

      Each of First Reserve and WEDGE has made representations and warranties to us in its Shareholder Agreement that it has no arrangement, contract, understanding or relationship with the other with respect to voting power or investment power relating to our shares.

      In the event of a breach by First Reserve or WEDGE or any of their affiliates of any “standstill” or other provision in their respective Shareholder Agreements, we and/or our other shareholders may seek injunctive relief. However, as the relief is equitable in nature and at the discretion of the court in which the action is brought, there can be no assurance that the court will grant such relief.

      If the offering contemplated by this prospectus is consummated, WEDGE and its affiliates will own less than 10% of our issued and outstanding shares. Pursuant to its terms, the WEDGE Shareholder Agreement terminates (except for certain indemnification provisions) on the date on which WEDGE and its affiliates no longer own at least 10% of our issued and outstanding shares, provided that WEDGE Holders will continue to have the registration rights described above relating to their remaining shares as long as WEDGE Holders own in the aggregate at least 5% of our issued and outstanding shares. As a consequence, the “standstill”, voting and transfer restrictions described above will terminate if the offering contemplated by this prospectus is consummated. Moreover, if WEDGE and its affiliates own less than 10% of our issued and outstanding shares for 30 consecutive days, WEDGE will no longer be entitled to designate any nominee to the Supervisory Board and WEDGE’s current designees will be deemed by internal regulation of the Supervisory Board to have automatically resigned.

DESCRIPTION OF CAPITAL STOCK

General

      CB&I N.V. was organized under the law of The Netherlands as a public company with limited liability (“naamloze vennootschap”) by Deed of Incorporation dated November 22, 1996. CB&I N.V. is registered in the trade register of Amsterdam under No. 33.286.441. Set forth below is a summary of certain provisions relating to our shares of common stock, par value Euro 0.01 (“common shares”), contained in our Articles of Association, as amended (our “Articles of Association”), and the law of The Netherlands. Such summary does not purport to be a complete statement of our Articles of Association and the law of The Netherlands and is qualified in its entirety by reference to our Articles of Association.

      Our authorized share capital was increased pursuant to a May 14, 2002 amendment to our Articles of Association from Euro 350,000 to Euro 800,000 consisting of 80,000,000 common shares, each with a par value of Euro .01. Until such amendment, common shares could be issued in either registered or bearer form. Since such amendment, common shares are issued in registered form only. The common shares registered in the New York registry (“New York Shares”) are listed on The New York Stock Exchange. Shareholders may hold New York Shares directly (evidenced by an entry/registration in the New York Registry and, if applicable, certificates received for those Shares) or through the Depository Trust Company (either as participant in such system or indirectly through organizations that are participants in such system). To the extent not registered in the New York registry, common shares will be registered in the shareholders’ register kept in Hoofddorp, The Netherlands.

Voting Rights

      Generally, each shareholder is entitled to one vote for each common share held on every matter submitted to a vote of shareholders. Our Articles of Association make no provision for cumulative voting and, as a result, the holders of a majority of our voting power will have the power, subject to the Supervisory Board’s right to make binding nominations, to elect all members of the Supervisory Board and the Management Board who are standing for election.

      Unless otherwise required by our Articles of Association or the law of The Netherlands or as described below, resolutions of a general meeting of shareholders occurring in The Netherlands require the approval of a majority of the votes cast at a meeting. Our Articles of Association require that, at a time when there are one or more holders of more than 15% of our outstanding voting securities (each an “affiliated holder”), certain business combination transactions, dissolution, liquidation, stock dividend, share repurchase, recapitalization transactions or transactions involving a person who is or has been an affiliated holder, which transactions otherwise require a shareholder vote for approval, will require the approval of a supermajority percentage (at least 80%) of our voting securities outstanding. While this provision may negate the ability of an affiliated holder to control a decision to sell the Company and also make it more difficult to obtain shareholder approval for certain types of business combination transactions (e.g., certain “legal mergers” under Dutch law) requiring a shareholder vote, this requirement would not affect the ability of an acquiror to obtain control of the Company through a tender offer or other type of business combination transaction not requiring such a shareholder vote.

      Resolutions of general meetings of shareholders occurring outside The Netherlands are valid if the entire share capital is present or represented (unless voting rights have been transferred to holders of life interests). There are no laws currently in effect in The Netherlands or provisions in our Articles of Association limiting the rights of non-resident investors to hold or vote common shares.

Dividends

      CB&I expects to pay any dividends or distributions in U.S. dollars. Any cash dividends or distributions payable to holders of New York Shares will be paid to the New York Transfer Agent and Registrar.

Shareholder Meetings

      Each shareholder has the right to attend general meetings of shareholders, either in person or represented by a person holding a written proxy, to address shareholder meetings, and to exercise voting rights, subject to the provisions of our Articles of Association. Our ordinary general meetings of shareholders are held in The Netherlands at least annually, within six months after the close of each financial year. Extraordinary general meetings of shareholders may be held as often as the Management Board or the Supervisory Board deem necessary, or as otherwise provided for pursuant to the law of The Netherlands. Shareholders representing 10% of our issued shares may request that the Management Board convene an extraordinary general meeting and the subjects to be discussed.

      We provide notice by mail to registered holders of common shares of each general meeting of shareholders. Such notice will be given no later than the fifteenth day prior to the day of the meeting and will include a statement of the business to be considered. The New York Transfer Agent and Registrar will provide notice of general meetings of shareholders to, and compile voting instructions from, holders of New York Shares. Registered shareholders must notify the Management Board in writing of their intention to attend a shareholder meeting.

Election and Tenure of Managing Directors and Supervisory Directors

      The Management Board is entrusted with the management of the Company. The Supervisory Board supervises the Management Board. The Management Board may have one or more members and the Supervisory Board may have at least six and no more than 12 members. Supervisory Board and

Management Board vacancies are and will be filled by a vote of shareholders at the first general meeting after such vacancy occurs or is created. The Supervisory Board and the Management Board members are elected from binding nominations made by the Supervisory Board. At least two persons must be nominated for each vacancy. Under the law of The Netherlands and our Articles of Association, the shareholders may deprive the nominations of their binding effect by a resolution passed by a vote of two-thirds of the votes cast at the meeting if such two-thirds vote constitutes more than one-half of our issued share capital.

      The general meeting of shareholders may suspend or dismiss a member of the Management Board at any time. However, if the Supervisory Board does not propose such suspension or dismissal, the general meeting of shareholders must pass a resolution based on a majority of two-thirds of the votes cast if such two-thirds vote represents more than half of our issued share capital. The Supervisory Board may suspend a member of the Management Board at any time. The general meeting of shareholders may discontinue such suspension at any time. In addition, the Supervisory Board shall determine the remuneration and terms of employment of every member of the Management Board.

      Members of the Supervisory Board are appointed to serve three-year terms with approximately one-third of such members’ terms expiring each year. Supervisory Directors and Managing Directors serve until the expiration of their respective terms of office or their resignation, death or removal, with or without cause, by the shareholders or, in the case of Supervisory Directors, upon reaching the mandatory retirement age of 72 (which statutory maximum age was abolished as of April 23, 2002 pursuant to recently enacted legislation in The Netherlands but was retained in our Articles of Association).

      Subject to our Articles of Association, the Supervisory Board may adopt rules and regulations governing its internal proceedings and especially pertaining to voting, including voting on nomination of Supervisory Directors, and provisions relating to Supervisory Board composition and governance and to give effect to matters agreed upon in shareholder agreements. See “Principal and Selling Shareholders — Shareholder Agreements” above.

Approval of Annual Accounts and Discharge of Management Liability

      Each year, the Management Board is responsible for the preparation of annual accounts. The annual accounts must be approved and signed by all members of the Supervisory Board and then submitted to a general meeting of shareholders for adoption within five months after the end of our financial year, unless the general meeting of shareholders has extended this period due to special circumstances.

      Pursuant to a recent amendment of Dutch law, adoption of a company’s annual accounts by the general meeting of shareholders no longer automatically discharges the members of the Management Board and the Supervisory Board from liability in respect of the exercise of their duties during the financial year concerned. However, we generally expect to propose such discharge as a separate agenda item at each annual general meeting of shareholders.

Liquidation Rights

      In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses will be distributed among holders of common shares on a pro rata basis.

Issue of Shares; Preemptive Rights

      Under the law of The Netherlands and our Articles of Association, the Supervisory Board may issue common shares when the Supervisory Board is so empowered by the general meeting of shareholders. Under the law of The Netherlands, such authorization can be granted for a maximum period of five years, subject to extension(s). Under the law of The Netherlands and our Articles of Association, each holder of common shares generally has a preemptive right to subscribe with regard to any issue of common shares pro rata to the shareholder’s existing holdings of common shares, except for certain issuances to employees, issuances for non-cash consideration, issuances to persons who exercise a previously acquired right to subscribe for common shares, and issuances limited or excluded from such requirement by the

Supervisory Board when the Supervisory Board is so empowered by the general meeting of shareholders. Under the law of The Netherlands, such authorization to limit or exclude preemptive rights can be granted for a maximum period of five years, subject to extension(s).

Repurchase of Common Shares

      The shareholders may delegate to the Management Board the authority, subject to certain restrictions contained in the law of The Netherlands and our Articles of Association, to cause the Company to acquire its own fully paid common shares in an amount not to exceed 10% of the issued shares at any time. Such authorization may not be granted for more than 18 months.

Capital Reduction

      Upon proposal by the Management Board (after approval by the Supervisory Board), the general meeting of shareholders may reduce the issued share capital by cancellation of common shares held by the Company, subject to certain statutory provisions.

Amendment of Our Articles of Association

      Our Articles of Association may be amended by a majority of the votes cast at a general meeting of shareholders if the proposal is stated in the convocation notice for the general meeting and a complete copy of the proposed amendment is filed at our office so that it may be inspected prior to the meeting. Proposals to amend our Articles of Association, to legally merge the Company, or to dissolve the Company require prior approval by the Supervisory Board. Notwithstanding the foregoing, no amendment of our Articles of Association shall become effective until approved by the Ministry of Justice of The Netherlands.

TAXATION

      The following is a summary of material tax consequences in The Netherlands and in the United States of the acquisition, ownership and disposition of our common shares under current law. It does not, however, discuss every aspect of such taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law, nor does it address the income taxes imposed by any political subdivision of The Netherlands or the United States or any tax imposed by any other jurisdiction. The laws upon which such discussion is based are subject to change, perhaps with retroactive effect. EACH SHAREHOLDER AND PROSPECTIVE INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF COMMON SHARES.

Dutch Taxation for Non-Resident Shareholders

      The following is a summary of the material Netherlands tax consequences to an owner of our common shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes. This discussion, to the extent that it is a statement as to Dutch tax law, is based upon the opinion of De Brauw Blackstone Westbrook P.C., our Netherlands tax advisors.

      Withholding Tax. Dividends distributed by CB&I N.V. generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%. The expression “dividends distributed by CB&I N.V.” as used herein includes, but is not limited to: (i) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes; (ii) liquidation proceeds, proceeds from the redemption of common shares or, as a rule, consideration for the repurchase of common shares by CB&I N.V. in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes; (iii) the par value of shares issued to a holder of common shares or an increase of the par value of common shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes, has been made or will be made; and (iv) partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits (“zuivere winst”), unless the general meeting of shareholders of CB&I N.V. has resolved in advance to make such repayment and provided that the par value of the common shares concerned has been reduced by an equal amount by way of an amendment to the Articles of Association.

      If a holder of common shares is resident in a country other than The Netherlands and if a taxation convention is in effect between The Netherlands and such country, such holder of common shares may, depending on the terms of such double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

      Under the double taxation convention in effect between The Netherlands and the United States (the “Treaty”), dividends paid by CB&I N.V. to a resident of the United States (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, or in the case of certain U.S. corporate shareholders owning at least 10% of the voting power of CB&I N.V., 5%, unless the common shares held by such resident are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. The Treaty provides for a complete exemption for dividends received by exempt pension organizations and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding rate can be applied at source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Qualifying U.S. exempt organizations must seek a full refund of the tax withheld by filing the proper forms. A holder of common shares other than an individual will not be eligible for the benefits of the Treaty if such holder of common shares does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the Treaty.

      According to a legislative proposal regarding anti-dividend stripping that has not yet been approved by the Dutch parliament but that when enacted will have retroactive effect to April 27, 2001, no exemption from, or refund of, Netherlands withholding tax will be granted if the ultimate recipient of a dividend paid by CB&I N.V. is not considered to be the beneficial owner of such dividend. Such recipient is not considered to be the beneficial owner if such recipient paid a consideration (in cash or in kind) in connection with the dividend and such payment forms part of a sequence of transactions, and further it is likely that (i) an individual or a company (other than the holder of the dividend coupon) benefited, in whole or in part, directly or indirectly, from the dividend and such individual or company would be to a lesser extent entitled to an exemption from, or refund of, Netherlands withholding tax than the recipient of the dividend, and (ii) such individual or company, directly or indirectly, retains or acquires a position in the shares that is comparable with his/her or its position in similar shares that he/she or it had before the sequence of transactions began. The term “sequence of transactions” as used herein includes the sole acquisition of one or more dividend coupons and the establishment of short-term rights of enjoyment on shares, while the transferor retains the ownership of the shares. The Treaty provides for a divergent definition of the beneficial owner that generally will overrule the proposed definition of the beneficial owner under the laws of the Netherlands.

      Under certain circumstances, a transfer of the full amount of withholding tax withheld to The Netherlands tax authorities will not be required with respect to dividend distributions out of dividends received from CB&I N.V.’s foreign affiliates. The amount not transferred amounts to 3% of the gross amount of any cash dividend paid on the common shares, but will not exceed 3% of the gross dividends received from CB&I N.V.’s qualifying foreign affiliates during the calendar year until the withholding date and the two previous calendar years to the extent that these distributions have not been taken into account in respect of the determination of a previous reduction of withholding tax to be transferred. This reduction is not paid out to holders of common shares, but remains with the Company instead.

      Distribution Tax. In the period from January 1, 2001 up to and including December 31, 2005, CB&I N.V. will be subject to a temporary special distribution tax at a rate of 20% on certain dividends that are qualified as “excessive”. Dividends are considered to be “excessive”, among other things, when the total proceeds distributed during a particular calendar year exceed the highest of (i) 4% of CB&I N.V.’s market capitalization at the beginning of the relevant calendar year, (ii) twice the amount of the average annual dividends (exclusive of extraordinary distributions) by reference to the three calendar years immediately preceding January 1, 2001, or (iii) CB&I N.V.’s adjusted consolidated commercial result for the preceding fiscal year. Certain exceptions exist. The qualification of this surtax and the consequences thereof for foreign shareholders are uncertain. To the extent dividends that are subject to this surtax are distributed to certain qualifying shareholders, CB&I N.V. is not required to withhold Netherlands dividend withholding tax.

      Taxes on Income and Capital Gains. A holder of common shares will not be subject to any Netherlands taxes on income or capital gains in respect of dividends distributed by CB&I N.V. or in respect of any gain realized on the disposal of common shares (other than the withholding tax described above), provided that: (i) such holder is neither resident nor deemed to be a resident nor opting to be taxed as a resident in The Netherlands; (ii) such holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the common shares are attributable; (iii) such holder is not a taxable entity for Netherlands corporate income tax purposes that is deemed to have a Netherlands enterprise to which enterprise the common shares are attributable; (iv) such holder is not an individual performing other activities in the Netherlands in respect of the common shares, including activities which are beyond the scope of normal investment activities; and (v) such holder does not have a substantial interest or a deemed substantial interest in CB&I N.V. or, if such holder does have such an interest, it forms part of the assets of an enterprise. Generally, a holder of common shares will not have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, common shares representing five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CB&I N.V., or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CB&I N.V., or the ownership of certain profit participating certificates that relate to five percent or more of the annual profit of CB&I N.V. and/or to five percent or more of the liquidation proceeds of CB&I N.V. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

      Gift, Estate and Inheritance Taxes. No gift, estate and inheritance taxes will arise in The Netherlands with respect to an acquisition of common shares by way of a gift by, or on the death of, a holder of common shares who is neither a resident nor deemed to be resident in The Netherlands, unless: (i) the holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the common shares are or were attributable; or (ii) in the case of a gift of shares by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands. For purposes of Netherlands gift, estate and inheritance tax, an individual who holds The Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Netherlands gift tax, an individual not holding The Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

      Other Netherlands Taxes and Duties. Save for a capital tax which will be payable by us, no registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the common shares.

Dutch Taxation for Resident Shareholders

      The following discussion is intended only for the following shareholders or investors:

•	individuals who are resident or deemed to be resident in The Netherlands for tax purposes or who have opted to be taxed as resident in The Netherlands, excluding (i) individuals who invest in common shares that form part of a substantial interest or a deemed substantial interest in CB&I N.V. or (ii) individuals who are, or are deemed to be, CB&I N.V.’s employees, director or board members or individuals who are, or are deemed to be, employees, directors, board members of companies related to CB&I N.V. (the “Dutch Individuals”); and

•	corporate entities, which term includes associations which are taxable as corporate entities, that are resident or deemed to be resident in The Netherlands for tax purposes, excluding corporate entities that are (i) not subject to Dutch corporate income tax, (ii) exempt from such corporate income tax, including but not limited to pension funds (pensioenfondsen) as defined under Dutch law or (iii) investment institutions (beleggingsinstellingen) as defined under Dutch law.

      Generally, a holder of common shares will not have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, common shares representing five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CB&I N.V., or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CB&I N.V., or the ownership of certain profit participating certificates that relate to five per cent or more of the annual profit of CB&I N.V. and/or to five per cent or more of the liquidation proceeds of CB&I N.V. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Individual and Corporate Income Tax

      Dutch individuals not engaged in an enterprise. A Dutch individual (i) who holds common shares that are not attributable to an enterprise of which the resident derives a share of the profit, whether as an entrepreneur (ondernemer)or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, (ii) who is not performing other activities in The Netherlands in respect of the common shares, including but not limited to activities which are beyond the scope of normal investment activities, and (iii) who does not have a substantial interest or a deemed substantial interest in CB&I N.V., generally is subject to income tax at a rate of 30% on a deemed yield of 4% of the average market value of the common shares in any one year.

      Dutch individuals engaged in an enterprise and corporate entities. Any benefits derived or deemed to be derived from common shares (including any capital gains realized on the disposal thereof) that are attributable to an enterprise of which the resident derives a share of the profit, whether as an entrepreneur (ondernemer ) or as a person who has a co-entitlement to the net worth of such enterprise other than by way of shares, generally are subject to income tax at progressive rates. Any benefits derived or deemed to be derived from shares (including any capital gains realized on the disposal thereof) that are held by a Dutch corporate entity generally are subject to corporate income tax.

      Withholding Tax. Dividends distributed by CB&I N.V. generally are subject to a withholding tax imposed by The Netherlands at a rate of 25% per cent. See “Dutch Taxation for Non-Resident Shareholders — Withholding Tax” above for a definition of “dividends distributed by CB&I N.V.” as used herein.

      Dutch individuals and Dutch corporate entities generally can credit the withholding tax against their Netherlands income tax or corporate income tax liability and generally are entitled to a refund of dividend withholding tax insofar as the withholding tax exceeds their aggregate income tax or corporate income tax liability. In the case of certain holders of common shares subject to Dutch corporate income tax and enjoying the participation exemption, no withholding tax may need to be withheld at all.

      According to a legislative proposal regarding anti-dividend stripping that has not yet been approved by the Dutch parliament but that when enacted will have retroactive effect to April 27, 2001, no exemption from, or refund of, Netherlands withholding tax will be granted if the ultimate recipient of a dividend paid by CB&I N.V. is not considered to be the beneficial owner of such dividend.

      Distribution Tax. In the period from January 1, 2001 up to and including December 31, 2005, CB&I N.V. will be subject to a temporary special distribution tax at a rate of 20% on certain dividends that are qualified as “excessive” (see “Dutch Taxation for Non-Resident Shareholders — Distribution Tax” above for a description of what is considered “excessive”). Certain exceptions exist. To the extent dividends that are subject to this surtax are distributed to certain qualifying shareholders, CB&I N.V. is not required to withhold Netherlands dividend withholding tax.

      Gift, Estate and Inheritance Taxes. Netherlands gift, estate or inheritance taxes may apply to an acquisition of common shares by way of a gift by, or on the death of, a holder of common shares who is resident or deemed to be resident in The Netherlands, including if: (i) the holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the common shares are or were attributable; or (ii) in the case of a gift of shares by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

      For purposes of Netherlands gift, estate and inheritance tax, an individual who holds The Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Netherlands gift tax, an individual not holding The Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

      Other Netherlands Taxes and Duties. Save for capital tax which will be payable by CB&I N.V., no registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the common shares.

Certain United States Federal Tax Considerations

      The following discussion contains a description of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares, by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the shares (a “U.S. Holder”). The discussion is based on the Code, regulations, rulings and decisions now in effect, all of which are subject to change, including changes made on a retroactive basis. We have not requested a ruling from the Internal Revenue Service with respect to any of the United States federal income tax consequences of the purchase, beneficial ownership and disposition of shares. As a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

      This discussion is not a full description of all tax considerations that may be relevant to ownership of shares or a decision to purchase shares. In particular, the discussion is directed only to U.S. Holders that will hold shares as capital assets and whose functional currency is the U.S. dollar. The discussion does not address the tax treatment of holders that are subject to special tax rules, such as banks, security dealers, dealers in currencies, securities traders who elect to account for their investment in shares on a mark-to-market basis, persons that hold shares as a position in a straddle or conversion transaction, insurance companies, tax-exempt entities and, except as described below, holders of 10% or more of the voting shares of CB&I N.V. The discussion assumes that dividends on our common shares will continue to be paid in U.S. dollars.

      PROSPECTIVE PURCHASERS AND CURRENT HOLDERS OF COMMON SHARES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, BENEFICIAL OWNERSHIP AND DISPOSITION OF SHARES INCLUDING, IN PARTICULAR, THE EFFECT OF ANY STATE, LOCAL OR NATIONAL TAX LAWS.

      Taxation of Dividends. The gross amount of cash or property distributions (including any Netherlands withholding tax deducted therefrom) received with respect to common shares by a U.S. Holder are dividends taxable in the United States as ordinary income to the extent of the current and accumulated earnings and profits of CB&I N.V., as determined under U.S. federal income tax principles. These dividends are not eligible for the dividends received deduction, which is generally allowed to United States corporate shareholders on dividends which are received from a U.S. corporation.

      Distributions in excess of the current and accumulated earnings and profits of CB&I N.V. will be treated first as nontaxable returns of capital to the extent of such U.S. Holder’s adjusted tax basis in the common shares, and any such distribution in excess of such basis will constitute gain, which gain will be capital gain if the common shares are held as capital assets.

      Subject to certain conditions and limitations, Netherlands taxes withheld in accordance with the Treaty will be treated as a foreign tax that U.S. Holders may elect to deduct in computing their U.S. federal taxable income or credit against their U.S. federal income tax liability. Additional withholding tax, if any, in excess of the rate applicable under the Treaty generally will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. For foreign tax credit purposes, dividends paid by CB&I N.V. (except in limited situations) will be foreign source “passive income” or, in the case of certain U.S. Holders, foreign source “financial services income.”

      Under rules enacted by Congress in 1997 and other guidance issued by the U.S. Treasury, foreign tax credits will generally not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. Holder’s reasonably expected economic profit, after non-U.S. taxes, is insubstantial compared to the value of the expected foreign tax credits. U.S. Holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

      For foreign tax credit purposes, it is likely that 50% or more of the common shares will be treated as directly or indirectly owned by U.S. persons. If so and if 10% or more of CB&I N.V.’s earnings and profits, as calculated under U.S. federal income tax principles, for any taxable year were attributable to sources within the United States, a portion of any dividends paid by CB&I N.V. would be recharacterized as U.S. source income for foreign tax credit purposes. In such a case, it may not be possible for U.S. Holders to claim the full amount of any Netherlands withholding tax as a credit against their U.S. federal income tax liability.

      Sale or Other Disposition of Common Shares. A U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of common shares in an amount equal to the difference between the amount realized from such sale or other disposition and the U.S. Holder’s adjusted tax basis for such common shares. Adjusted tax basis is determined based on several factors, including the initial price paid for the shares and distributions that are treated as nontaxable returns of capital. Such gain or loss will be a capital gain or loss if the common shares are held as a capital asset and will be long-term capital gain or loss if such U.S. Holder’s holding period for the common shares is more than one year. Long-term capital gain realized by a U.S. Holder who is an individual is subject to a maximum rate of 20%. Gain realized by a U.S. Holder on a sale or other disposition of shares generally will be treated as U.S.-source income for U.S. foreign tax credit purposes. The deductibility of capital losses may be subject to limitation.

      Controlled Foreign Corporation Classification. CB&I N.V. will be classified as a controlled foreign corporation for U.S. federal income tax purposes if U.S. 10% Shareholders own more than 50% (by voting power or value) of our stock. In that event, all U.S. 10% Shareholders will be subject to taxation under Subpart F of the Code, including possible taxation of such U.S. 10% Shareholders based on certain income of CB&I N.V. even in the absence of distributions of such income.

      Passive Foreign Investment Company Considerations. A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income for the taxable year is passive income, or (ii) at least 50% of the gross value of its assets on average is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and the excess of gains over losses from certain commodities and securities transactions.

      Based on certain estimates of gross income and gross assets and the nature of our business, CB&I N.V. believes that it will not be classified as a PFIC for its current taxable year. CB&I N.V.’s status in future years will depend on its assets and activities in those years. CB&I N.V. has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. If CB&I N.V. were a PFIC, a U.S. Holder of common shares would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, common shares.

      If CB&I N.V. were a PFIC, a U.S. Holder could make a variety of elections that may alleviate the adverse tax consequences referred to above, and one of these elections may be made retroactively in certain circumstances. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if CB&I N.V. were treated as a PFIC.

      Backup Withholding and Information Reporting. Information reporting may apply to certain dividends on the common shares and the proceeds of the sale of the common shares paid to U.S. Holders other than certain exempt recipients (such as corporations). A backup withholding tax may apply to such payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status. Any amounts withheld under the backup withholding rules will be allowed as a credit against such U.S. Holder’s federal income tax liability and is refundable provided that the required information is furnished to the Internal Revenue Service.

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the common share offering contemplated by this prospectus, we will have 21,654,371 shares of our common stock outstanding (22,059,371 if the underwriters’ over-allotment option is exercised in full) and 3,928,006 shares reserved for issuance under our employee compensation and stock plans. The 2,700,000 common shares sold in the offering contemplated hereby (3,105,000 if the underwriters’ over-allotment option is exercised in full) will be freely tradeable without restrictions or further registration under the Securities Act of 1933, except for any shares purchased by an “affiliate” (as that term is defined in Rule 144 under the Securities Act of 1933 (“Rule 144”)) of the Company, which will be subject to the resale limitations of Rule 144.

      The 1,852,764 remaining shares that WEDGE Engineering will hold upon completion of the offering, the 6,810,895 shares held by First Reserve, the 807,356 shares held by certain unaffiliated shareholders of the Company, the 1,301,021 shares held by our directors and executive officers, and any shares purchased by our affiliates may be sold by the respective holders thereof only pursuant to an effective registration statement under the Securities Act of 1933, pursuant to Rule 144 or in accordance with an exemption under the Securities Act of 1933.

      In general, under Rule 144, a person (including an “affiliate”) who beneficially owns shares that are “restricted securities” as to which at least one year has elapsed since the later of the date of acquisition of such securities from the issuer or from an affiliate of the issuer, and any affiliate who owns shares that are not “restricted securities,” is entitled to sell, within any three-month period, a number of shares that does not exceed (together with any sale by other persons required to be aggregated) the greater of 1% of our then outstanding common shares or the average weekly trading volume in our common shares in composite trading on all exchanges during the four calendar weeks preceding such sale. A person (or persons whose shares are aggregated) who is not deemed an “affiliate” of ours and who has beneficially owned restricted securities as to which at least two years have elapsed since the later of the date of the acquisition of such securities from the issuer or from an affiliate of the issuer is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Sales under Rule 144 are also subject to certain manner of sale restrictions, notice requirements and the availability of current public information concerning us.

      In connection with this offering, WEDGE Engineering, First Reserve and our directors and executive officers have entered into agreements restricting our and their ability to transfer shares of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus. See “Underwriting.”

      No prediction can be made as to the effect, if any, that market sales of our common shares, or the availability of such shares for sale, will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                    , 2002, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Bear Stearns & Co. Inc. and Lehman Brothers Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston Corporation
Bear, Stearns & Co. Inc.
Lehman Brothers Inc.

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      We have granted to the underwriters a 30-day option to purchase on a pro-rata basis up to 405,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/ dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/ dealers.

      The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by the selling shareholders	$	$	$	$
Expenses payable by the selling shareholders	$	$	$	$

      Pursuant to the WEDGE Shareholder Agreement, we have agreed to pay $400,000 of registration expenses in connection with the exercise by WEDGE Holders of their demand registration rights, including with respect to this offering, but excluding (i) any sales commissions or discounts relating to shares being offered by WEDGE Holders, (ii) any transfer taxes relating to such shares, and (iii) the fees and disbursements of their legal counsel, which are to be paid by the WEDGE Holders.

      Each of the underwriters severally represents and agrees that:

•	it has not offered or sold and, prior to the date six months after the date of this prospectus, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (in principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offer of Securities Regulations 1995;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which 21(1) of the FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or involving the United Kingdom.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except (i) grants or issuances of options, restricted shares or restricted stock units, performance shares or performance units, or any other common stock issued pursuant to our existing compensation or employee benefit plans, as such plans are in effect as of the date of this prospectus, and (ii) the payment in common stock to our supervisory directors of a portion of their annual directors fees.

      Our executive officers and directors, the selling shareholders and First Reserve have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

      We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in that respect.

      Some of the underwriters and their affiliates have provided, and may provide in the future, investment banking and other financial services for us in the ordinary course of business for which they have received and would receive customary compensation.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of any action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for us by DeBrauw Blackstone Westbroek P.C., New York, New York. Certain legal matters will be passed upon for the underwriters by Latham & Watkins, Chicago, Illinois.

EXPERTS

      Our consolidated year end financial statements and schedules included and incorporated by reference in this prospectus and registration statement have been audited by Arthur Andersen, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

      The Howe-Baker consolidated year-end financial statements included in this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

INDEPENDENT PUBLIC ACCOUNTANTS

      On May 10, 2002, our shareholders voted for leaving it to our Supervisory Board to appoint our independent public accountants. On May 10, 2002, our Supervisory Board determined to engage Deloitte & Touche as our new principal independent public accountants for 2002. Accordingly, on May 10, 2002, our management informed Arthur Andersen that the firm would no longer be engaged as our principal independent accountants. The change in independent public accountants became effective on May 10, 2002 following the completion by Arthur Andersen of its review on our financial statements for the quarter ended March 31, 2002.

AVAILABLE INFORMATION

      We are subject to the reporting requirements of the Securities Exchange Act of 1934 and file annual and quarterly reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3, including exhibits and schedules, under the Securities Act of 1933 with respect to the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. The registration statement and all annual and quarterly reports, proxy statements and other information filed by us with the SEC can be inspected and copied at the SEC’s public reference facility at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

      You can also request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings are also available to you on the Internet website maintained by the SEC at http://www.sec.gov.

      Our common shares are listed on The New York Stock Exchange and reports, proxy statements and other information concerning us can be inspected at The New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to incorporate by reference into this prospectus information that we file with the SEC. This means that:

•	we can disclose important information to you by referring to other documents that contain that information;

•	the information incorporated by reference is considered to be part of this prospectus; and

•	any information that we file with the SEC in the future is automatically incorporated into this prospectus and updates and supersedes previously filed information.

      We incorporate by reference into this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2001 (as amended by Form 10-K/A dated May 31, 2002);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002; and

•	the description of our common shares contained in our Registration Statement on Form 8-A (as amended by Amendment No. 1 filed with the SEC on July 2, 2001).

      All other documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement and prior to the termination of this offering shall also be deemed to be incorporated by reference in this prospectus and to be a part hereof from the respective dates of the filing of such documents. If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information, the statement or information incorporated in this prospectus is also modified or superseded in the same manner.

      We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of these documents, other than exhibits to those documents that are not specifically incorporated by reference into the documents. You may request copies by contacting Chicago Bridge & Iron Company, Town Center One, 1450 Lake Robbins Drive, Suite 400, The Woodlands, Texas 77380, Attention: Investor Relations Department, Telephone: 832-513-1245.

CHICAGO BRIDGE & IRON COMPANY N.V.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Supervisory Board of Chicago Bridge & Iron Company N.V.:

      We have audited the accompanying consolidated balance sheets of CHICAGO BRIDGE & IRON COMPANY N.V. (a Netherlands corporation) and SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in the United States of America and The Netherlands. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHICAGO BRIDGE & IRON COMPANY N.V. and SUBSIDIARIES as of December 31, 2001 and 2000, and the results of its operations and cash flows for each of the three years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

ARTHUR ANDERSEN

Amsterdam, The Netherlands
February 11, 2002

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,

	2001	2000	1999

	(In thousands, except per share data)
Revenues	$1,081,824	$611,691	$674,386
Cost of revenues	945,048	542,721	596,695

Gross profit	136,776	68,970	77,691
Selling and administrative expenses	67,519	41,913	48,997
Intangibles amortization	5,819	599	514
Other operating income, net	(691)	(2,401)	(2,788)
Special charges (Note 4)	9,686	55,664	—

Income (loss) from operations	54,443	(26,805)	30,968
Interest expense	(8,392)	(5,187)	(2,980)
Interest income	1,854	430	766

Income (loss) before taxes and minority interest	47,905	(31,562)	28,754
Income tax (expense) benefit	(13,480)	4,859	(8,061)

Income (loss) before minority interest	34,425	(26,703)	20,693
Minority interest in income	(2,503)	(1,341)	(1,171)

Income (loss) from continuing operations	31,922	(28,044)	19,522

Discontinued operations (Note 5):
Loss from discontinued operations, net of taxes	(2,321)	(5,731)	(1,138)
Loss on disposal of discontinued operations, net of taxes	(9,898)	—	—

Net income (loss)	$19,703	$(33,775)	$18,384

Net income (loss) per share (Note 2)
Basic
Income (loss) from continuing operations	$1.48	$(2.98)	$1.77
Loss from discontinued operations	(0.57)	(0.61)	(0.10)

Net income (loss)	$0.91	$(3.59)	$1.67

Diluted
Income (loss) from continuing operations	$1.43	$(2.98)	$1.75
Loss from discontinued operations	(0.55)	(0.61)	(0.10)

Net income (loss)	$0.88	$(3.59)	$1.65

The accompanying Notes to Consolidated Financial Statements

are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Years Ended
	December 31,

	2001	2000

	(In thousands,
	except share data)
Assets
Cash and cash equivalents	$50,478	$7,451
Accounts receivable, net of allowance for doubtful accounts of $1,256 in 2001 and $1,340 in 2000	144,625	125,259
Contracts in progress with earned revenues exceeding related progress billings (Note 6)	71,549	57,888
Deferred income taxes	20,526	14,417
Assets held for sale	1,958	13,391
Net assets of discontinued operations (Note 5)	—	11,614
Other current assets	17,917	10,740

Total current assets	307,053	240,760

Property and equipment, net (Note 9)	105,998	98,723
Long-term receivable (Note 10)	19,785	19,785
Deferred income taxes	21,475	28,332
Goodwill and other intangibles, net (Note 2)	173,953	137,436
Other non-current assets	20,001	13,379

Total assets	$648,265	$538,415

Liabilities
Notes payable (Note 7)	$155	$276
Current maturity of long-term debt (Note 7)	5,700	—
Accounts payable	73,636	62,934
Accrued liabilities (Note 9)	69,320	58,389
Contracts in progress with progress billings exceeding related earned revenues (Note 6)	99,306	58,927
Income taxes payable	9,154	3,321

Total current liabilities	257,271	183,847

Long-term debt (Note 7)	75,000	101,800
Other non-current liabilities (Note 9)	69,343	63,794
Minority interest in subsidiaries (Note 10)	34,428	33,227

Total liabilities	436,042	382,668

Commitments and Contingencies (Note 11)

Shareholders’ Equity
Common stock, Euro .01 par value; authorized: 35,000,000 in 2001 and 2000; issued: 22,282,586 in 2001 and 17,743,030 in 2000 (Note 13)	210	91
Additional paid-in capital	241,559	174,320
Retained earnings	23,102	8,626
Stock held in Trust (Note 14)	(14,301)	(17,193)
Treasury stock, at cost (Note 13)	(25,279)	(225)
Accumulated other comprehensive income (loss) (Note 15)	(13,068)	(9,872)

Total shareholders’ equity	212,223	155,747

Total liabilities and shareholders’ equity	$648,265	$538,415

The accompanying Notes to Consolidated Financial Statements

are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2001	2000	1999

	(In thousands)
Cash Flows from Operating Activities
Net income (loss)	$19,703	$(33,775)	$18,384
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Special charges, net of deferred income taxes of $3,104 and $11,559	6,582	44,105	—
Payments related to special charges	(14,785)	(7,069)	—
Depreciation and amortization	25,105	16,838	17,698
Gain on sale of property and equipment	(691)	(2,401)	(1,963)
Loss on discontinued operations	12,219	5,731	1,138
Change in operating assets and liabilities (see below)	60,819	(10,426)	(11,716)

Net cash provided by continuing operating activities	108,952	13,003	23,541

Net cash used in discontinued operating activities	(3,156)	(8,918)	(1,080)

Net cash provided by operating activities	105,796	4,085	22,461

Cash Flows from Investing Activities
Cost of business acquisitions, net of cash acquired	(47,848)	(56,469)	—
Capital expenditures	(8,917)	(6,353)	(13,379)
Proceeds from sale of assets held for sale	13,992	—	—
Proceeds from sale of property and equipment	2,788	4,915	5,214

Net cash used in continuing investing activities	(39,985)	(57,907)	(8,165)

Net cash provided by/(used in) discontinued investing activities	4,210	(7,660)	(746)

Net cash used in investing activities	(35,775)	(65,567)	(8,911)

Cash Flows from Financing Activities
Decrease in notes payable	(721)	(578)	(2,423)
Proceeds from private placement	75,000	—	—
Net (repayment)/borrowing under revolving credit facility	(96,100)	71,100	20,000
Issuance of common stock	45,920	—	—
Purchase of treasury stock	(49,103)	(18,757)	(17,484)
Issuance of treasury stock	3,197	1,060	1,742
Dividends paid	(5,227)	(2,220)	(2,614)

Net cash (used in)/provided by continuing financing activities	(27,034)	50,605	(779)

Net cash provided by discontinued financing activities	—	13	—

Net cash (used in)/provided by financing activities	(27,034)	50,618	(779)

Increase/(decrease) in cash and cash equivalents	42,987	(10,864)	12,771
Change in cash and cash equivalents of discontinued operations	40	(42)	(50)
Cash and cash equivalents, beginning of the year	7,451	18,357	5,636

Cash and cash equivalents, end of the year	$50,478	$7,451	$18,357

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended December 31,

	2001	2000	1999

	(In thousands)
Change in Operating Assets and Liabilities
Decrease/(increase) in receivables, net	$36,854	$8,247	$13,833
Decrease/(increase) in contracts in progress, net	39,120	(3,602)	(20,685)
(Decrease)/increase in accounts payable	(16,100)	(2,386)	5,133

Change in contract capital	59,874	2,259	(1,719)
(Increase)/decrease in other current assets	(8,677)	(1,544)	(599)
Increase/(decrease) in income taxes payable and deferred income taxes	9,769	(3,118)	(1,629)
Increase/(decrease) in accrued and other non-current liabilities	6,829	(7,039)	(5,230)
(Increase)/decrease in other	(6,976)	(984)	(2,539)

Total	$60,819	$(10,426)	$(11,716)

Supplemental Cash Flow Disclosures
Cash paid for interest	$6,851	$5,921	$2,939
Cash paid for income taxes	2,258	7,140	9,456

The accompanying Notes to Consolidated Financial Statements

are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated
						Other
		Additional			Treasury	Comprehensive	Total
	Common	Paid-in	Retained	Stock Held	Stock	Income	Shareholders’
	Stock	Capital	Earnings	in Trust	at Cost	(Loss)	Equity

	(In thousands)
Balance at January 1, 1999	$74	$94,037	$28,851	$—	$(13,144)	$(8,162)	$101,656
Comprehensive income	—	—	18,384	—	—	920	19,304
Dividends to common shareholders	—	—	(2,614)	—	—	—	(2,614)
Long-Term Incentive Plan amortization	—	1,806	—	—	—	—	1,806
Stock held in Trust	—	12,700	—	(12,700)	—	—	—
Purchase of treasury stock	—	—	—	—	(17,484)	—	(17,484)
Issuance of treasury stock	—	(1,406)	—	—	3,148	—	1,742
Cancellation of treasury stock	(7)	(13,744)	—	—	13,751	—	—

Balance at December 31, 1999	67	93,393	44,621	(12,700)	(13,729)	(7,242)	104,410
Comprehensive (loss)	—	—	(33,775)	—	—	(2,630)	(36,405)
Dividends to common shareholders	—	—	(2,220)	—	—	—	(2,220)
Long-Term Incentive Plan amortization	—	2,969	—	—	—	—	2,969
Issuance of common stock for acquisition	35	104,655	—	—	—	—	104,690
Issuance of common stock to Trust	1	4,457	—	(4,458)	—	—	—
Stock held in Trust	—	35	—	(35)	—	—	—
Purchase of treasury stock	—	—	—	—	(18,757)	—	(18,757)
Issuance of treasury stock	—	(2,037)	—	—	3,097	—	1,060
Cancellation of treasury stock	(12)	(29,152)	—	—	29,164	—	—

Balance at December 31, 2000	91	174,320	8,626	(17,193)	(225)	(9,872)	155,747
Comprehensive income (loss)	—	—	19,703	—	—	(3,196)	16,507
Dividends to common shareholders	—	—	(5,227)	—	—	—	(5,227)
Long-Term Incentive Plan amortization	—	1,125	—	—	—	—	1,125
Issuance of common stock	24	89,953	—	—	—	—	89,977
Conversion of common stock to Euro	106	(106)	—	—	—	—	—
Issuance of treasury stock to Trust	—	508	—	(1,310)	802	—	—
Release of Trust shares	—	(4,202)	—	4,202	—	—	—
Purchase of treasury stock	—	—	—	—	(49,103)	—	(49,103)
Issuance of treasury stock	—	(50)	—	—	3,247	—	3,197
Cancellation of treasury stock	(11)	(19,989)	—	—	20,000	—	—

Balance at December 31, 2001	$210	$241,559	$23,102	$(14,301)	$(25,279)	$(13,068)	$212,223

The accompanying Notes to Consolidated Financial Statements

are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data)

1.	Organization and Nature of Operations

      Chicago Bridge & Iron Company N.V. and Subsidiaries (the “Company”), is a global specialty engineering and construction company offering a complete package of design, engineering, fabrication, construction and maintenance services. The Company’s products include hydrocarbon processing plants, LNG terminals and peak shaving plants, bulk liquid terminals, water storage and treatment facilities, and other steel structures and their associated systems. Based on its knowledge of and experience in its industry, the Company believes it is the leading provider of field erected steel tanks and other steel plate structures, associated systems and related services in North America and one of the leading providers of these specialized products and services in the world. The Company seeks to maintain its leading industry position by focusing on its technological expertise in design, metallurgy and welding, along with its ability to complete logistically and technically complex metal plate projects virtually anywhere in the world. The Company has been continuously engaged in the engineering and construction industry since its founding in 1889. The Company’s subsidiary Howe-Baker International, L.L.C., which was acquired in 2000, is a global technology company specializing in the engineering and construction of hydrocarbon processing plants for customers in the refining, petrochemical and natural gas industries, which was organized and began operations in 1947.

      Historical Organization — During the periods and as of the dates prior to January 1, 1996, Chicago Bridge & Iron Company (“CB&I”) was a wholly owned subsidiary of Chi Bridge Holdings, Inc. (“Holdings”), which in turn was a wholly owned subsidiary of CBI Industries, Inc. (“Industries”). On January 12, 1996, pursuant to the merger agreement dated December 22, 1995, Industries became a subsidiary of Praxair, Inc. (“Praxair” and “former Parent Company”). This merger transaction was reflected in CB&I’s consolidated financial statements as a purchase effective January 1, 1996.

      Common Stock Offering — In December 1996, the Company filed a registration statement with the Securities and Exchange Commission for an initial public offering (the “Offering”) of a majority of the shares of the Company’s Common Stock, par value NLG (Dutch Guilders) .01 (the “Common Stock”). Effective March 1997, after the Reorganization discussed below, the Company completed the Offering of 11,045,941 shares of Common Stock at $18.00 per share. The Company did not receive any proceeds from the Offering, but paid a portion of the Offering costs.

      Reorganization — In March 1997, Holdings effected a reorganization (the “Reorganization”) whereby Holdings transferred the business of CB&I to Chicago Bridge & Iron Company N.V., a corporation organized under the laws of The Netherlands. The Reorganization did not affect the carrying amounts of CB&I’s assets and liabilities, nor result in any distribution of its cash or other assets to Praxair. The Reorganization is reflected in the Company’s financial statements effective January 1, 1997.

      Nature of Operations — Projects for the worldwide petroleum and petrochemical industry accounted for approximately 60-70% of the Company’s revenues in 2001, 2000 and 1999. Numerous factors influence capital expenditure decisions in this industry, which are beyond the control of the Company. Therefore, no assurance can be given that the Company’s business, financial condition and results of operations will not be adversely affected because of reduced activity due to the price of oil or changing taxes, price controls and laws and regulations related to the petroleum and petrochemical industry.

2.     Significant Accounting Policies

      Basis of Accounting and Consolidation — These financial statements are prepared in accordance with generally accepted accounting principles in the United States. The consolidated financial statements include all majority owned subsidiaries. Significant intercompany balances and transactions are eliminated in consolidation. Investments in non-majority owned affiliates are accounted for by the equity method.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Management is also required to make judgments regarding the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Revenue Recognition — Revenues are recognized using the percentage of completion method. Contract revenues are accrued based generally on the percentage that costs-to-date bear to total estimated costs. The Company follows the guidance of the Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”) for accounting policy relating to the Company’s use of the percentage of completion method, estimating costs, revenue recognition and claim recognition. The use of estimated cost to complete each contract is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Due to the various estimates inherent in the Company’s contract accounting, actual results could differ from those estimates. Contract revenue reflects the original contract price adjusted for agreed upon change orders and estimated minimum recoveries of claims. At December 31, 2001, the Company had net outstanding claims recognized of $5,400. Losses expected to be incurred on contracts in progress are charged to income as soon as such losses are known.

      A significant portion of the Company’s work is performed on a fixed price or lump sum basis. The balance of projects is primarily performed on variations of cost reimbursable and target price approaches. Progress billings in accounts receivable are currently due and exclude retentions until such amounts are due in accordance with contract terms. Cost of revenues includes direct contract costs such as material and construction labor, and indirect costs which are attributable to contract activity.

      Foreign Currency Translation and Exchange — The primary effects of foreign currency translation adjustments are recognized in shareholders’ equity in accumulated other comprehensive income (loss) as cumulative translation adjustment, net of tax. Foreign currency exchange gains/(losses) are included in the determination of income, and were $128 in 2001, $1,481 in 2000 and $(550) in 1999.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Per Share Computations

	2001	2000	1999

Income (loss) from continuing operations	$31,922	$(28,044)	$19,522
Loss from discontinued operations	(12,219)	(5,731)	(1,138)

Net income (loss)	$19,703	$(33,775)	$18,384

Weighted average shares outstanding — basic	21,624,846	9,405,789	10,998,872
Effect of stock options	681,799	*	6,997
Effect of restricted shares	22,424	*	141,282
Effect of directors deferred fee shares	20,331	*	7,626
Effect of warrants	17,515	—	—
Effect of performance shares	—	*	14,064

Weighted average shares outstanding — diluted	22,366,915	9,405,789	11,168,841

Net income (loss) per share
Basic
Income (loss) from continuing operations	$1.48	$(2.98)	$1.77
Loss from discontinued operations	(0.57)	(0.61)	(0.10)

Net income (loss)	$0.91	$(3.59)	$1.67

Diluted
Income (loss) from continuing operations	$1.43	$(2.98)*	$1.75
Loss from discontinued operations	(0.55)	(0.61)*	(0.10)

Net income (loss)	$0.88	$(3.59)*	$1.65

*	In 2000, the effect of stock options, restricted shares, directors deferred fee shares and performance shares were not included in the calculation of diluted earnings per share as they were antidilutive due to the net loss for the year.

      Cash Equivalents — Cash equivalents are considered to be all highly liquid securities with original maturities of three months or less.

      Property and Equipment — Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives: buildings and improvements, 10 to 40 years; plant and field equipment, 3 to 20 years. Renewals and betterments, which substantially extend the useful life of an asset, are capitalized and depreciated. Depreciation expense was $19,286 in 2001, $16,239 in 2000 and $17,249 in 1999.

      Goodwill and Other Intangibles, Net — The Company records the excess of cost over the fair value of identifiable net assets as goodwill on the balance sheet. Goodwill was amortized on a straight-line basis over periods of 7 to 40 years through December 31, 2001. Goodwill amortization expense was $4,196 in 2001, $587 in 2000 and $502 in 1999. Accumulated amortization was $6,749 as of December 31, 2001 and $2,553 as of December 31, 2000. Goodwill balances were $136,845 at December 31, 2001 and $132,426 at December 31, 2000. The carrying value of goodwill is reviewed periodically based on the undiscounted cash flows of the entity over the remaining amortization period. If this review indicates that goodwill is not recoverable, the Company’s carrying value of goodwill would be reduced to fair value. Other intangibles (primarily non-compete agreements and patents/technology) are amortized on a straight-line basis over

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the estimated useful life ranging from periods of 3 to 15 years. Other intangibles amortization expense was $1,623 in 2001, $12 in 2000 and $12 in 1999. Accumulated amortization was $1,668 as of December 31, 2001 and $45 as of December 31, 2000. Other intangibles balances were $37,108 at December 31, 2001 and $5,010 at December 31, 2000. In the fourth quarter the Company concluded its evaluation of intangible assets associated with its recent acquisitions, and the balances at December 31, 2001 reflect the results of that evaluation.

      Precontract Costs — Precontract costs are charged to cost of revenues as incurred. However, certain precontract costs are deferred to the balance sheet if their recoverability from the contract is probable. Precontract costs deferred to the balance sheet were $0 as of December 31, 2001 and $1,838 as of December 31, 2000.

      Financial Instruments — The carrying value of the Company’s cash and cash equivalents, accounts receivable, accounts payable and notes payable approximates their fair values because of the short maturity of these instruments. At December 31, 2001, the fair value of the Company’s long-term debt was $76,700 based on current market rates for debt of the same risk and maturities. The Company’s other financial instruments are not significant.

      Forward Contracts — Although the Company does not engage in currency speculation, it periodically uses forward contracts to hedge foreign currency transactions. Gains or losses on forward contracts are included in income. These forward contracts hedged intercompany loans utilized to finance non-U.S. subsidiaries and will mature within 10 days after year-end. Also, the Company had $230 of outstanding foreign currency exchange contracts to sell Euros. These forward contracts hedge contract costs to be incurred in U.S. dollars with revenues to be earned in Euros that mature in May 2002. The fair value of these forward contracts approximated their carrying value in the financial statements at December 31, 2001. The counterparties to the Company’s forward contracts are major financial institutions, which the Company continually evaluates as to their creditworthiness. The Company has never experienced, nor does it anticipate, nonperformance by any of its counterparties.

      The following table summarizes the Company’s foreign currency hedge forward contracts for intercompany loans as of December 31, 2001:

			Weighted Average
Currency Sold	Currency Purchased	Contract Amount	Contract Rate

Euros	U.S. Dollars	$16,702	1.13
U.S. Dollars	Canadian Dollars	8,931	1.58
Singapore Dollars	U.S. Dollars	5,001	1.84
U.S. Dollars	Australian Dollars	1,350	1.93
British Pounds	U.S. Dollars	1,191	0.71

      New Accounting Standards — In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards 141 “Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets.” These pronouncements change the accounting for business combinations, goodwill and intangible assets. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. SFAS 142 states goodwill and indefinite lived intangible assets are no longer amortized to earnings but instead are reviewed annually for impairment. The amortization of existing goodwill and indefinite-lived intangible assets at June 30, 2001, will be ceased at January 1, 2002. Goodwill on acquisitions completed subsequent to June 30, 2001, is not amortized, but instead will be reviewed annually for impairment. The Company adopted these new Statements effective as of January 1, 2002. In connection with the adoption of SFAS 142, during the first quarter of 2002, the

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company completed its goodwill impairment assessment and concluded that no transitional impairment charge was necessary. Amortization expense arising from goodwill and other intangible assets that will no longer be amortized under the provisions of the new rules was $4,196 in 2001 and $587 in 2000.

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133, as amended by SFAS 138, is effective for fiscal years beginning after June 15, 2000 (quarter ended March 31, 2001, for the Company). The Company adopted the new Statement effective as of January 1, 2001. Adoption requires the Company to record all derivative instruments on the balance sheet at their fair value and changes in the derivative’s fair value are to be recorded each period in earnings, unless specific hedge accounting criteria are met. This change in accounting does not have a significant effect on the Company’s results of operations or its financial position.

      Research and Development — Expenditures for research and development activities, which are charged to income as incurred, amounted to $1,650 in 2001, $1,570 in 2000 and $1,294 in 1999.

      Reclassification of Prior Year Balances — Certain prior year balances have been reclassified to conform with current year presentation.

3.     Acquisitions

      On November 30, 2001, the Company purchased Morse Construction Group, Inc. (“Morse”) for approximately $3,000. Morse designs, fabricates and erects steel structures, including storage tanks. This acquisition enables the Company to continue to grow its U.S. water and industrial tank business and provides the Company with access to a geographic area where it expects to establish a stronger presence. Financial information has not been disclosed separately as the amounts were not material to the overall financial condition or operations of the Company.

      On February 7, 2001, the Company purchased substantially all of the assets (the “Assets”) of the PDM Divisions. The Engineered Construction Division, headquartered in Houston, engineers, fabricates and constructs storage tanks and systems, process systems, and unique plate structures for the petroleum, petrochemical, cryogenic, liquid natural gas, defense and aerospace industries. The Water Division, headquartered in Pittsburgh, designs, fabricates and constructs water storage tank projects including conventional styles such as ground storage reservoirs and standpipes, steel elevated tanks and composite elevated tanks as well as unique projects involving one-of-a-kind tanks designed for specific applications. The Divisions have been integrated with the Company’s current business units and the Assets continue to be used in the same lines of business.

      Under the terms of the transaction, which was negotiated based on the Company’s stock prices prevailing during the 45 days before closing, the Company provided consideration of 2,848,172 shares of the Company (including 282,575 collar shares for price protection, if required) and $40,000 in cash. PDM was obligated to remit to the Company net proceeds from the disposition of these shares in excess of $44,000. The source of funds for the cash portion of the purchase price was a private placement of 837,692 shares of the Company to Farinvest, Ltd., an affiliate of WEDGE (for a price of $13,600) and 1,623,846 shares of the Company plus a warrant to purchase 251,598 shares of the Company at an exercise price of NLG .01 per share to First Reserve (for a total price of $26,400), plus a warrant for 250,000 shares of the Company, subject to decrease depending on the number of shares repurchased from PDM by the Company prior to June 30, 2001. Shareholder agreements with PDM, WEDGE and First Reserve include standstill provisions, registration rights and restrictions with respect to voting rights. First Reserve exercised the warrant to purchase 251,598 shares on February 22, 2001. On March 15, 2001, the Company called 524,781 shares from PDM priced at $9,000 and a return of the 282,575 collar shares issued for price protection. The Company sold these 807,356 shares at $17.75 (less expenses), based on an agreement entered into on February 23, 2001, to an unaffiliated group of investors for a total price of

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$14,300. Under a shareholder agreement with PDM entered into concurrently with the acquisition of the PDM Divisions, PDM had the right to require the Company to repurchase the remaining 2,040,816 shares at $17.15 per share, for a total price of $35,000. The Company had certain rights to call these shares prior to June 28, 2001. The Company repurchased these shares from PDM in June 2001 for $35,000. The Company funded the purchase in part from the proceeds of the sale and leaseback of its administrative office. This acquisition was accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $39,900 was recorded as goodwill and $500 as other intangibles. Goodwill has been amortized on a straight-line basis over 40 years through December 31, 2001. The fair values of assets acquired and liabilities assumed are subject to final adjustment. The PDM Divisions are included in the Company’s results of operations effective February 1, 2001. The pro forma results for the year ended December 31, 2001, assuming the acquisition had been made at the beginning of the year, would not be materially different from reported results.

      The following presents (unaudited) pro forma results of operations of the Company for the year ended December 31, 2000 as if the PDM Divisions had been combined as of January 1, 2000. These pro forma results do not purport to be indicative of the combined results of operations that would have occurred had the acquisition been made as of January 1, 2000 or results which may occur in the future. These results are additive to those pro forma amounts from the HBI acquisition.

Pro Forma
(Unaudited)

Year Ended
December 31,
2000

Revenues	$1,061,174
Loss from continuing operations	(15,809)
Loss per share from continuing operations
Basic	$(.69)
Diluted	(.69)

      On December 28, 2000, the Company acquired Howe-Baker International, L.L.C. from WEDGE, a private investment firm that owned 100% of HBI. HBI is a leading U.S.-based engineering and construction firm specializing in the design and construction of hydrocarbon processing plants for customers in the refining, petrochemical and natural gas processing industries. Under the terms of the transaction, the Company paid $28,000 in cash, issued 8,146,665 shares (valued at $104,990 at $12.8875 per share) to WEDGE and assumed certain liabilities (including $5,700 in long-term debt). These consideration amounts exclude the value of future earnout obligations assumed in the transaction. Under the purchase agreement, an upward adjustment in purchase price of $15,000 was made based on the actual level of cash in HBI working capital on the closing date. Immediately following the transaction, WEDGE sold 4,323,333 shares of the Company’s Common Stock to First Reserve at a price of $16.25 per share. First Reserve purchased an additional 530,000 shares from WEDGE for which the Company provided a warrant to First Reserve for the purchase of 82,118 shares of the Company’s Common Stock at an exercise price of NLG ..01 per share. Shareholder agreements with WEDGE and First Reserve include board representations, standstill provisions, registration rights and restrictions with respect to voting rights. The cash portion of the purchase price was funded out of borrowings under the Company’s revolving credit facility. This acquisition was accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $91,400 was recorded as goodwill and $37,300 as other intangibles. Goodwill was amortized on a straight-line basis over 40 years through December 31, 2001. The results of operations for HBI are included in the Company’s results of operations effective January 1, 2001.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following presents (unaudited) pro forma results of operations of the Company for the years ended December 31, 2000 and 1999 as if HBI had been combined as of January 1, 1999. These pro forma results do not purport to be indicative of the combined results of operations that would have occurred had the acquisition been made as of January 1, 1999 or of results which may occur in the future.

	Pro Forma	Pro Forma
	(Unaudited)	(Unaudited)

	Year Ended	Year Ended
	December 31,	December 31,
	2000	1999

Revenues	$848,560	$983,955
(Loss) income from continuing operations	(19,239)	33,197
(Loss) income per share from continuing operations
Basic	$(1.10)	$1.73
Diluted	(1.10)	1.71

      On May 17, 2000, the Company purchased the assets and assumed certain liabilities of Pacific Pure Water Asia Pte Ltd. (“Pacific Pure”) for approximately $2,300. Pacific Pure provides ultra pure systems for customers in the microelectronics, pharmaceutical and biotechnology industries. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $1,800 was recorded as goodwill. This acquisition was accounted for under the purchase method of accounting. Goodwill was amortized on a straight-line basis over seven years through December 31, 2001. Pro forma financial information has not been presented, as the amounts were not significant. These operations were part of the Company’s UltraPure Systems business that were discontinued during 2001 (Note 5).

      On January 28, 2000, the Company purchased the assets and assumed certain liabilities of the business now known as CB&I Trusco Tank (“Trusco”) for approximately $9,400. Trusco designs, fabricates and erects steel structures, including storage and shop-built tanks, and services municipal and industrial customers primarily in the water, wastewater and petroleum markets on the U.S. West Coast. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $1,500 was recorded as goodwill. This acquisition was accounted for under the purchase method of accounting. Goodwill was amortized on a straight-line basis over 40 years through December 31, 2001. Pro forma financial information has not been presented, as the amounts were not significant.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Special Charges

      The Company records its costs for special charges in accordance with EITF 94-3. Moving, replacement personnel and integration costs are recorded as special charges as incurred. The Company’s accrued expense balances and activity relating to the special charges for the years ended December 31, 2001 and 2000 were as follows:

				Tuban Project
	Personnel	Facilities		Valuation
	Costs	and Other	Integration	Allowance	Total

Special charges	$22,182	$5,282	$—	$28,200	$55,664
Cash payments	(6,646)	(423)	—	—	(7,069)
Non-cash activities	(4,662)	(4,021)	—	(28,200)	(36,883)

Balance at December 31, 2000	$10,874	$838	$—	$—	$11,712
Special charges	5,697	2,819	1,170	—	9,686
Cash payments	(12,671)	(944)	(1,170)	—	(14,785)
Non-cash activities	911	(1,429)	—	—	(518)

Balance at December 31, 2001	$4,811	$1,284	$—	$—	$6,095

      Personnel Costs — Personnel costs include severance and personal moving expenses associated with the relocation, closure or downsizing of offices, and the voluntary resignation offer (the “Offer”). During 2001, the Company recorded charges for personnel costs of $5,271 related to the relocation of the Company’s Plainfield, Illinois administrative office to The Woodlands, Texas, including costs associated with the separation of senior executives who elected not to relocate, as well as moving-related (including a $1,089 non-cash charge related to interest free loans to senior executives for relocation home purchases) and severance expenses. Personnel moving and replacement personnel costs were expensed as incurred and totaled $1,334. $2,088 of these personnel costs remain to be paid, primarily in 2002. The Company will incur additional charges during 2002 related to this relocation. The Company charged $2,014 of severance for the involuntary termination of approximately 50 employees in the United States and 18 employees in non-U.S. operations and personal moving expenses during 2001. The Company had anticipated the wind-up of a defined benefit plan during 2000, however, market and cost considerations have resulted in the reversal of this decision and the $2,000 non-cash charge during the fourth quarter of 2001. In connection with the Offer, $412 of additional charges were accrued during 2001 with a total of $2,723 Offer costs remaining to be paid out during the next two years.

      In October 2000, the Company presented the Offer to 156 of its U.S. and U.S. expatriate salaried employees who had accumulated a combination of years of service and age that added up to at least 80. The Company recorded a special charge in the fourth quarter of $13,400 ($127 non-cash) for the anticipated payments associated with 107 employees accepting the Offer. The remaining Offer liability accrued in 2000 was substantially paid during 2001. In 2000, the Company recorded severance and other charges of $4,277 ($30 non-cash) reflecting the Company’s commitment to plans primarily associated with the integration of HBI and the Company. The plans included reorganization costs, primarily severance related. Severance charges related to the involuntary termination of approximately 48 employees in the United States and 120 employees in non-U.S. operations. The $4,505 of other benefits-related charges included non-cash costs of $2,505 related to the Company’s Long-Term Incentive Plan resulting from change of control provisions triggered as a result of the Company’s acquisition of HBI. The remaining $2,000 non-cash charge was attributable to the Company’s anticipated wind-up of a defined benefit plan.

      Facilities and Other — Facilities and other include charges related to the sale, closure, downsizing or relocation of operations. The Company recorded charges of $5,282 in the fourth quarter of 2000, reflecting

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company’s commitment to downsize or lower costs at five facilities worldwide and other exit costs including non-cash asset write-downs of $4,021 and lease terminations of $188. The net carrying amount for these assets was $15,235 at December 31, 2000. Facility moving costs were expensed as incurred and totaled $423. During the second quarter of 2001, the Company completed the sale and leaseback of the Company’s Plainfield, Illinois administrative office, one of the three facilities anticipated to be sold at December 31, 2000. Two facilities continue to be held for sale. The net carrying amount for these assets was $2,782 at December 31, 2001. The Company anticipates selling these assets in 2002 or 2003. The relocation from the two leased facilities was completed during 2001. The Company incurred charges of $1,219 (including a $171 non-cash reduction to asset write-downs and $38 for lease terminations) during 2001 related to the five facilities previously discussed and two additional relocations. Facility moving costs were expensed as incurred and totaled $920. In the fourth quarter of 2001, the Company accrued a non-cash charge of $1,600 for the anticipated sale of its XL Technology Systems, Inc. subsidiary to management employees, which was completed in the first quarter of 2002.

      Integration — In 2001, the Company recorded charges of $1,170 primarily related to integration initiatives associated with its PDM Divisions acquisition and were expensed as incurred. Although the integration is largely complete in many areas and the costs were lower than anticipated, these costs are expected to continue into 2002.

      Tuban Project Valuation Allowance — In November 2000, the Company was carrying a net $28,200 long-term receivable on its balance sheet related to the Tuban (T.P.P.I.) Project, and had approximately $50,000 remaining in its backlog for the Tuban Project. The Company recognized a charge of $28,200 in the fourth quarter of 2000 as a full valuation allowance against this net long-term receivable and removed the $50,000 for the Tuban Project from its backlog as the Company determined that the realizability of this long-term receivable and backlog was no longer probable. This decision was based on the Company’s assessment of the status of the Tuban Project and the extended period of time that the Tuban Project had been suspended. While the Company continues to believe the Tuban Project could return to viability with improvement in the political situation, it further believes that it was appropriate to establish this valuation allowance to properly reflect its current status in the Company’s financial statements.

5.     Discontinued Operations

      During the second quarter of 2001, the Company decided to discontinue its high purity piping business, UltraPure Systems (“UPS”), due primarily to continuing weak market conditions in the microelectronics industry. The losses from discontinued operations for the year ended December 31, 2001 were $2,321 (net of tax benefit of $355), for the year ended December 31, 2000 were $5,731 (net of tax benefit of $2,161) and for the year ended December 31, 1999 were $1,138 (net of tax benefit of $456). The loss on disposal of discontinued operations of $9,898 (net of tax benefit of $2,338) includes the write-down of equipment (net of proceeds), lease terminations, severance and other costs, and losses during the phase-out period. Revenues for these operations were $15,913 for the year ended December 31, 2001, $22,417 for the year ended December 31, 2000 and $384 for the year ended December 31, 1999. As a result of these operations being classified as discontinued, prior periods have been previously restated.

      The Company sold its UPS Puerto Rican subsidiary to former management in July 2001 and sold the business assets and operations of UPS’s North Carolina operations in August 2001. The Company’s actions necessary to discontinue UPS were essentially complete at December 31, 2001.

      The remaining net assets and liabilities of discontinued operations are included in accrued liabilities at December 31, 2001 and are shown separately as net assets of discontinued operations at December 31, 2000.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Contracts in Progress

      Contract terms generally provide for progress billings based on completion of certain phases of the work. The excess of revenues recognized for construction contracts over progress billings on contracts in progress is reported as a current asset and the excess of progress billings over revenues recognized on contracts in progress is reported as a current liability as follows:

	2001	2000

Contracts in Progress
Revenues recognized on contracts in progress	$1,762,129	$1,122,770
Billings on contracts in progress	(1,789,886)	(1,123,809)

	$(27,757)	$(1,039)

Shown on balance sheet as:
Contracts in progress with earned revenues exceeding related progress billings	$71,549	$57,888
Contracts in progress with progress billings exceeding related earned revenues	(99,306)	(58,927)

	$(27,757)	$(1,039)

7.     Notes Payable and Long-Term Debt

      Notes payable consist primarily of loans borrowed under commercial credit facilities. The Company’s weighted average interest rate for notes payable was 1.3% at December 31, 2001 and 8.7% at December 31, 2000.

      In connection with the HBI acquisition on December 28, 2000, the Company assumed a $5,700 note payable bearing interest at 6.0%, with accrued interest and principal due June 30, 2002.

      In July 2001, the Company completed a $75,000 private placement of senior notes to a group of institutional investors. The notes carry an interest rate of 7.34% and are due in 2007, with equal principal reductions annually from 2005 through 2007. Interest is payable semi-annually. The notes contain a number of restrictive covenants, including minimum levels of net worth and debt and fixed charge ratios, among other restrictions. The notes also place restrictions on the Company with regard to investments, other debt, subsidiary indebtedness, sales of assets, liens, nature of business conducted and mergers, among other restrictions. Proceeds were used to reduce floating rate debt under the Company’s revolving credit facility.

      In August 2001, the Company’s revolving credit facility was amended by an amended and restated credit agreement. This amendment changed the facility’s terms from a three-year, unsecured $200,000 facility to a four-year unsecured $125,000 facility. The Company also entered into a 364-day credit agreement with the same member banks which provides for $50,000 of debt borrowings and short-term letters of credit. Under these facilities the Company currently has a maximum aggregate commitment of $175,000 for letters of credit and debt borrowing. The facilities now provide for the annual extension of the termination date, subject to mutual agreement between the Company and participating banks. No debt borrowings were outstanding under these agreements. The facilities provide for revolving loans for general corporate purposes, including working capital, debt refinancing, acquisitions and other requirements of the Company, and also for letters of credit to be issued in the normal course of business. There is no sublimit on the amount of letters of credit which can be issued, on a committed basis, under the facilities. The letters of credit issued under the facilities can have a maximum expiration date of five days prior to the termination date of each facility term. A commitment fee is applied to the amount by which the aggregate

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

commitment exceeds the revolving credit obligation. Borrowings under each facility bear interest based on either a margin over prime rate or a margin over the British Bankers Association interest settlement rate. Undrawn letters of credit issued under the facility are subject to fees specified in the agreement. Both the interest margin on borrowings and the fee for letters of credit are determined by the Company’s quarterly leverage ratio. The facilities contain certain restrictive covenants including minimum levels of net worth, interest coverage, fixed charge and leverage ratios, among other restrictions. The facilities also place restrictions on the Company with regard to subsidiary indebtedness, sales of assets, liens, investments, type of business conducted, and mergers and acquisitions, among other restrictions. The Company was in compliance with all covenants at December 31, 2001.

      Capitalized interest was insignificant in 2001, 2000 and 1999.

8.     Leases

      Certain facilities and equipment, including project-related field equipment, are rented under operating leases that expire at various dates through 2021. Rental expense on operating leases was $15,188 in 2001 ($7,911 for operating leases, primarily project-related field equipment, with lease terms in excess of one month but less than one year), $12,156 in 2000 and $14,404 in 1999. Future rental commitments (for operating leases having initial or remaining noncancellable lease terms in excess of one year) during the years ending in 2002 through 2006 and thereafter are $10,985, $8,335, $4,793, $4,371, $4,121 and $26,917, respectively.

      In June, 2001, the Company entered into a sale and leaseback of its Plainfield, Illinois administrative office with net proceeds of $13,992. The lease term is for 20 years. The amounts above reflect this commitment. The difference between the book value and sale price resulted in a gain, which is being deferred and amortized over the life of the lease.

9.     Supplemental Balance Sheet Detail

	2001	2000

Components of Property and Equipment
Land and improvements	$9,215	$9,629
Buildings and improvements	30,178	26,823
Plant and field equipment	120,381	107,480

Total property and equipment	159,774	143,932
Accumulated depreciation	(53,776)	(45,209)

Net property and equipment	$105,998	$98,723

Components of Accrued Liabilities
Payroll, vacation, bonuses and profit-sharing	$22,422	$14,021
Self-insurance/retention reserves	6,643	8,032
Interest payable	3,507	353
Postretirement benefit obligations	2,711	2,674
Pension obligation	1,817	1,831
Discontinued operations, net	1,450	—
Voluntary resignation offer	1,170	8,211
Contract cost and other accruals	29,600	23,267

Accrued liabilities	$69,320	$58,389

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001	2000

Components of Other Non-Current Liabilities
Postretirement benefit obligations	$29,443	$24,122
Self-insurance/ retention reserves	12,193	11,632
Pension obligation	10,692	11,774
Other	17,015	16,266

Other non-current liabilities	$69,343	$63,794

10.     Minority Interest and Related Long-Term Receivable

      As part of its acquisition of HBI, the Company assumed $27,000 of minority interest related to HBI’s acquisition of Schedule A, Ltd. (“Schedule A”) on October 1, 1998. Effective on this date, Schedule A was admitted as a partner in Howe-Baker, LP (“HBLP”). Howe-Baker contributed $19,785 to HBLP and Schedule A contributed contracts in process and its net operating assets ($4,886) and intangible assets ($22,114). At closing, HBLP loaned to Schedule A $19,785 (carried as a long-term receivable on the balance sheet). Interest accrues at LIBOR plus a variable rate of interest of 1.9% through June 1, 2003, 2.9% through June 1, 2004, 3.9% through June 1, 2005, and 4.9% through the date of maturity of June 1, 2006. Interest is payable semiannually.

      Beginning January 1, 2003, and ending May 1, 2006, Schedule A has the option to require HBLP to redeem, or Howe-Baker to purchase, all or part of Schedule A’s partnership interest. Any partnership interest not voluntarily redeemed or sold by Schedule A prior to May 1, 2006 will be deemed offered on that date. Schedule A has the right to exercise its option in whole, or the right may be exercised proportionately by Schedule A on behalf of a Schedule A partner. The consideration to be paid for Schedule A’s partnership interest will be $19,785, plus an additional amount based on the profitability of Howe-Baker as calculated in accordance with the terms of the related option agreement. The additional undiscounted consideration was estimated to be $6,083 as of December 31, 2001 and $3,639 as of December 31, 2000, resulting in a total redemption price for the Schedule A partnership interest of approximately $25,868 as of December 31, 2001 and $23,424 as of December 31, 2000.

11.     Commitments and Contingencies

      Antitrust Proceedings — On October 25, 2001, the U.S. Federal Trade Commission (“FTC”) announced its decision to file an administrative complaint (the “Complaint”) challenging the Company’s February 2001 acquisition of certain assets of the Engineered Construction Division of PDM. The Complaint alleges that the acquisition violated Federal antitrust laws by substantially lessening competition in certain field erected specialty industrial storage tank product lines in the United States: LNG tanks, LPG tanks, LIN/ LOX/ LAR tanks and thermal vacuum chambers. The FTC is seeking various remedies, including an order that would require us to divest sufficient assets and personnel to re-establish two distinct and separate viable and competing businesses engaged in the design, engineering, fabrication, construction and sale of the relevant product lines.

      The Company believes that the Complaint is without merit and on February 4, 2002, filed a formal answer denying the substantive allegations of the Complaint. While the Company expects the impact of the FTC proceeding on its earnings will be minimal in 2002, the Company is unable to assess the ultimate outcome of the litigation or potential effect of any divestiture order or other remedy on its business, financial condition and results of operation.

      Environmental Matters — The Company’s facilities have operated for many years and substances, which currently are or might be considered hazardous, were used and disposed of at some locations, which

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

will or may require the Company to make expenditures for remediation. In addition, the Company has agreed to indemnify parties to whom it has sold facilities for certain environmental liabilities arising from acts occurring before the dates those facilities were transferred. The Company is aware of no manifestation by a potential claimant of awareness by such claimant of a possible claim or assessment with respect to such facilities. The Company does not consider it to be probable that a claim will be asserted with respect to such facilities which claim is reasonably possible to have an unfavorable outcome, which in each case would be material to the Company. The Company believes that any potential liability for these matters will not have a material adverse effect on its business, financial condition or results of operations.

      The Company does not anticipate incurring material capital expenditures for environmental controls or for investigation or remediation of environmental conditions during the current or succeeding fiscal year. Nevertheless, the Company can give no assurance that it, or entities for which it may be responsible, will not incur liability in connection with the investigation and remediation of facilities it currently (or formerly) owns or operates or other locations in a manner that could materially and adversely affect the Company.

      Other Contingencies — The Company is a defendant in a number of other lawsuits arising in the normal course of its business. The Company believes that an estimate of the possible loss or range of possible loss relating to such matters cannot be made. While it is impossible at this time to determine with certainty the ultimate outcome of these lawsuits and although no assurance can be given with respect thereto, based on information currently available to the Company and the Company’s belief as to the reasonable likelihood of the outcomes of such matters, the Company’s management believes that adequate provision has been made for probable losses with respect thereto. The Company believes that the ultimate outcome, after provisions therefore, will not have a material adverse effect, either individually or in the aggregate, on the Company’s business, financial condition or results of operations. The adequacy of reserves applicable to the potential costs of being engaged in litigation and potential liabilities resulting from litigation is reviewed as developments in the litigation warrant.

      The Company is jointly and severally liable for certain liabilities of partnerships and joint ventures. At December 31, 2001, the Company and certain subsidiaries had provided $365,587 of performance bonds and letters of credit to support its contracting activities arising in the ordinary course of business. This amount fluctuates based on the level of contracting activity.

      The Company has elected to retain portions of anticipated losses through the use of deductibles and self-insured retentions for its exposures related to third-party liability and workers’ compensation. Liabilities in excess of these amounts are the responsibilities of an insurance carrier. To the extent the Company self insures for these exposures, reserves (Note 9) have been provided based on management’s best estimates with input from the Company’s legal and insurance advisors. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the near term. The Company’s management believes that the reasonably possible losses, if any, for these matters, to the extent not otherwise disclosed and net of recorded reserves, will not be material to its financial position or results of operations. At December 31, 2001, the Company had outstanding surety bonds and letters of credit of $19,968 relating to its insurance program.

12.     Postretirement Benefits

      Defined Contribution Plans — Effective January 1, 1997, the Company adopted a tax-qualified defined contribution plan (“Chicago Bridge & Iron Savings Plan”) for eligible employees. This Plan substantially replaced the former Parent Company-sponsored pension and 401(k) plans discussed below. This Plan consists of a voluntary pre-tax salary deferral feature under Section 401(k) of the Internal Revenue Code, a Company matching contribution, and an additional Company profit-sharing contribution in the form of

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cash or the Company’s Common Stock to be determined annually by the Company. The Company expensed $9,107 in 2001, $7,569 in 2000 and $7,369 in 1999 for the Chicago Bridge & Iron Savings Plan.

      Effective January 1, 1998, the Company established a defined contribution plan (“International Savings and Benefit Plan”) for eligible employees. This Plan consists of a voluntary salary deferral feature, a Company matching contribution, and an additional Company profit-sharing contribution to be determined annually by the Company. The Company expensed $357 in 2001, $328 in 2000 and $433 in 1999 for the International Savings and Benefit Plan.

      The Company is the sponsor for several other defined contribution plans that cover salaried and hourly employees for which the Company does not provide matching contributions. The cost of these plans to the Company was not significant in 2001, 2000 and 1999.

      Defined Benefit Plans — The Company currently participates in a defined benefit plan sponsored by its Canadian subsidiary and also makes contributions to union sponsored multi-employer pension plans.

      The following tables reflect information for the Canadian plan(s):

	2001	2000	1999

Components of Net Periodic Pension Cost
Service cost	$—	$—	$—
Interest cost	466	501	576
Expected return on plan assets	(1,005)	(1,108)	(1,227)
Recognized net actuarial loss/(gain)	207	(115)	92
Settlement gain due to annuity purchase	—	—	(44)
Settlement loss due to distribution of surplus to members	—	521	—

Net periodic pension income	$(332)	$(201)	$(603)

	2001	2000

Change in Pension Benefit Obligation
Benefit obligation at beginning of year	$6,701	$6,658
Interest cost	466	501
Actuarial loss	759	569
Benefits paid	(705)	(751)
Currency translation	(369)	(276)

Benefit obligation at end of year	$6,852	$6,701

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001	2000

Change in Plan Assets
Fair value at beginning of year	$14,134	$15,881
Actual return on plan assets	(497)	903
Benefits paid	(705)	(1,272)
Employer contribution	(219)	(238)
Employer reversion	—	(1,090)
Currency translation	(694)	(50)

Fair value at end of year	$12,019	$14,134

Funded status	$5,167	$7,433
Unrecognized net prior service costs	100	114
Unrecognized net actuarial gains	(630)	(859)
Accrued settlement	2,000	(2,000)

Prepaid pension asset	$6,637	$4,688

      The principal defined benefit plan assets consist of long-term investments, including equity and fixed-income securities and cash. The significant assumptions used in determining the Company’s pension expense and the related pension obligations were:

	2001	2000	1999

Discount rate	6.25%	7.50%	7.50-8.50%
Long-term rate of return on plan assets	7.50%	7.50%	7.50%

      In 1997, a portion of the salaried plan was converted from a defined benefit to a defined contribution arrangement. All active members ceased accruing benefits under the defined benefit provision and commenced participation in the defined contribution arrangement. The remaining members (retirees and deferreds) continue to have benefits under the plan. In 2000, the Company had anticipated the wind-up of the defined benefit provision of the plan and had recognized a $2,000 special charge reflecting the estimated termination value of the pension assets. However, market and cost considerations have resulted in the reversal of this decision and charge during the fourth quarter of 2001. In 1996, CB&I announced its intention to terminate the hourly plan. During 1999, annuities were purchased for all hourly plan members entitled to basic benefits. Benefit settlements under the hourly plan have been settled and no benefit liabilities remain. A surplus sharing agreement with the participants was developed in 1998, and was presented to the plan members. During 1999, the hourly plan members agreed to the surplus sharing agreement. During 2000, the hourly plan members received their portion of the surplus assets pursuant to the surplus sharing agreement and the remaining portion of the hourly plan assets reverted to the Company.

      The Company, through its acquisition of HBI, assumed an unfunded non-qualified defined benefit plan for a select group of former and current senior HBI management employees. Provisions for these benefits will be charged to operations ratably over the employees’ expected terms of employment. The Company, through its acquisition of the PDM Divisions, assumed three funded qualified noncontributory defined benefit pension plans. These three plans generally provide benefits of stated amounts for each year of service. The plan assets on December 31, 2001 consisted mainly of short-term fixed income funds. The

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amounts for the PDM plans are for the period between February 7, 2001 and December 31, 2001. The following tables reflect information for these plans:

2001

Components of Net Periodic Pension Cost
Service cost	$163
Interest cost	502
Expected return on plan assets	(444)

Net periodic pension expense	$221

	2001	2000

Change in Benefit Obligation
Benefit obligation at beginning of year	$2,848	$—
Acquisition	4,921	2,391
Service cost	163	—
Interest cost	502	161
Actuarial (gain)/loss	(1)	697
Benefits paid	(738)	(401)

Benefit obligation at end of year	$7,695	$2,848

Change in Plan Assets
Fair value at beginning of year	$—
Acquisition	5,508
Actual return on plan assets	152
Benefits paid	(250)

Fair value at end of year	$5,410

Funded status	$(2,285)	$(2,848)
Unrecognized net actuarial loss	291	—

Net amount recognized	$(1,994)	$(2,848)

Amounts recognized in the balance sheet consist of:
Prepaid pension costs	$390	$—
Accrued benefit liability	(2,569)	(2,848)
Accumulated other comprehensive income, before taxes	185	—

Net amount recognized	$(1,994)	$(2,848)

      The significant assumptions used in determining the related pension obligations were:

	2001	2000

Discount rate	7.0- 7.25%	7.0%
Rate of compensation increase	0-5.0%	5.0%
Long-term rate of return on plan assets	9.00%	N/A

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $3,853, $3,726 and $1,284 for 2001, respectively, and $2,848, $2,706 and $0 for 2000, respectively.

      The Company made contributions of $3,348 in 2001, $2,788 in 2000 and $3,275 in 1999 to certain union sponsored multi-employer pension plans. Benefits under these defined benefit plans are based on years of service and compensation levels.

      Prior to 1997, CB&I participated in a defined benefit plan sponsored by the former Parent Company (the “CBI Industries Pension Plan”). The CBI Industries Pension Plan was the principal non-contributory tax qualified defined benefit plan of CB&I and covered most U.S. salaried employees of CB&I. Benefit accruals under the CBI Industries Pension Plan for CB&I employees were discontinued as of December 31, 1996. The Company’s obligation to fund its portion of the accumulated benefit obligation for its participants in excess of plan assets was fixed at $17,270 as of December 31, 1996, as agreed to by CB&I and Praxair. This obligation is payable ratably to Praxair over a 12-year period beginning December 1, 1997 with interest at 7.5%. The Company incurred $855 in 2001, $963 in 2000 and $1,070 in 1999 of pension expense and has a remaining pension liability to Praxair of $10,137 and $11,585 as of December 31, 2001 and 2000.

      Postretirement Health Care and Life Insurance Benefits — The Company participates in two health care and life insurance benefit programs. These programs provide certain separate health care and life insurance benefits for retired Company employees. Retiree health care benefits are provided under an established formula, which limits costs based on prior years of service of retired employees. These plans may be changed or terminated by the Company at any time.

      Effective January 1, 1997, CB&I discontinued its participation in the program sponsored by the former Parent Company, and the future obligation for CB&I’s active employees as of December 31, 1996 under this program has been assumed by the Company. Because this medical plan offers a defined dollar benefit, the accumulated postretirement benefit obligation, service cost and interest cost are unaffected by a one percentage point increase or decrease in the assumed rate of medical inflation.

      The following tables reflect information for the assumed and current employees of the Company:

	2001	2000	1999

Components of Net Periodic Postretirement Benefit Cost
Service cost	$778	$214	$278
Interest cost	1,234	582	457
Unrecognized prior service cost	(101)	(108)	(85)
Recognized net actuarial gain	(14)	(12)	—

Net periodic postretirement benefit cost	$1,897	$676	$650

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001	2000

Change in Postretirement Benefit Obligation
Benefit obligation at beginning of year	$11,063	$7,301
Service cost	778	214
Interest cost	1,234	582
Actuarial loss	225	293
Effect of plan change	104	—
Retiree contributions	675	357
Benefits paid	(1,532)	(933)
Acquisition	6,112	3,249

Benefit obligation at end of year	18,659	11,063

Funded status	(18,659)	(11,063)
Unrecognized prior service cost	(878)	(1,083)
Unrecognized net actuarial gain	(56)	(294)

Accrued postretirement benefit obligation	$(19,593)	$(12,440)

      The significant assumptions used in determining the other postretirement benefit expense were a discount rate of 7.50% in 2001, 7.75% in 2000 and 6.75% in 1999. The assumption change in 2001 relates to the addition of life insurance benefits for certain personnel under HBI’s postretirement benefit program. The acquisition amounts in 2001 and 2000 reflect the addition of the PDM Divisions employees to the Company’s postretirement benefit programs and the addition of the HBI postretirement benefit program.

      Under the HBI program, increasing/ (decreasing) the assumed health care cost trends by one percentage point is estimated to increase/ (decrease) the accumulated postretirement benefit obligation at December 31, 2001 by $1,099 and $(918), and the total of the service and interest cost components of net postretirement health care cost for the year then ended by $166 and $(134).

      The Company’s financial obligation with respect to retired employees of CB&I as of December 31, 1996 was fixed at $21,400 as of December 31, 1996, as agreed to by CB&I and Praxair. This obligation is payable ratably to Praxair over a 12-year period beginning December 1, 1997 with interest at 7.5%. The Company incurred $1,058 in 2001, $1,193 in 2000 and $1,326 in 1999 of other postretirement expense for these retirees and has a remaining postretirement benefit liability to Praxair of $12,561 and $14,356 as of December 31, 2001 and 2000.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.     Common Stock

      The changes in the number of outstanding common shares were:

	2001	2000	1999

Balance at beginning of year	17,729,108	10,272,982	11,414,294
Purchases of treasury shares	(2,685,884)	(1,183,664)	(1,354,033)
Shares issued under employee and director stock plans	62,825	80,553	87,251
Shares issued under the Long-Term Incentive Plan	183,589	112,404	45,893
Shares issued to Trust	46,757	300,168	—
Shares issued for business acquisitions	5,643,426	8,146,665	—
Shares contributed to the Chicago Bridge & Iron Savings Plan	—	—	79,577

Balance at end of year	20,979,821	17,729,108	10,272,982

      The following table summarizes changes in the number of treasury shares:

	2001	2000	1999

Balance at beginning of year	13,922	1,022,705	1,103,258
Purchases	2,685,884	1,183,664	1,354,033
Shares issued under employee and director stock plans	(33,056)	(80,553)	(87,251)
Shares issued under the Long-Term Incentive Plan	(151,047)	—	—
Shares issued to Trust	(46,757)	(112,404)	(45,893)
Shares contributed to the Chicago Bridge & Iron Savings Plan	—	—	(79,577)
Cancelled shares(1)	(1,166,181)	(1,999,490)	(1,221,865)

Balance at end of year	1,302,765	13,922	1,022,705

(1)	At the Annual Meeting of Shareholders held on May 10, 2001, the shareholders granted authority for the Company to cancel up to 20% of any share capital held by the Company. Any cancellation is not to exceed 10% of the then issued share capital of the Company. The Company has cancelled shares under this authority. Similarly, under the authority granted at the Annual Meeting of Shareholders held on May 12, 1999, the Company cancelled shares in 2000 and 1999.

      Employee Stock Purchase Plan — At the Annual Meeting of Shareholders held on May 10, 2001, the shareholders adopted the Chicago Bridge & Iron 2001 Employee Stock Purchase Plan effective April 1, 2001, to have 500,000 shares available for issuance. The plan provides that employees may purchase shares of Common Stock at 85% of the Common Stock closing price per share on the New York Stock Exchange on the first trading day following the end of the calendar quarter. The plan provides for the purchase of up to 500,000 of authorized and unissued shares of Common Stock or treasury shares. As of December 31, 2001, 469,179 shares remain available for purchase.

      Long-Term Incentive Plan (the “Incentive Plan”) — Under the Company’s 1999 Long-Term Incentive Plan, as amended in December 2000, up to 2,930,000 shares and under the Company’s 1997 Long-Term Incentive Plan up to 1,251,755 shares may be granted to its executive officers, other management employees and Supervisory Directors in the form of stock options, performance shares or restricted stock units. Total compensation expense of $1,125 was recognized in 2001, $2,969 in 2000 and $1,806 in 1999 under the Incentive Plan. Included in 2000 was a $2,505 special charge under the change

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of control provisions of the Company’s Incentive Plan (Note 4). At December 31, 2001, 1,576,472 shares remain available for grant under the Incentive Plan.

      Stock Options — In accordance with APB Opinion No. 25, no compensation cost related to stock options granted has been recognized in the Company’s Income Statement. Had compensation expense for the Employee Stock Purchase Plan and stock options granted under the Incentive Plan been determined consistent with FASB Statement No. 123 (using the Black-Scholes option pricing model), the Company’s net income and net income per common share would have been reduced to the following pro forma amounts:

	2001	2000	1999

Net Income (Loss)
As reported from continuing operations	$31,922	$(28,044)	$19,522
As reported from discontinued operations	(12,219)	(5,731)	(1,138)

As reported net income	$19,703	$(33,775)	$18,384

Pro forma from continuing operations	$28,652	$(29,206)	$18,580
Pro forma from discontinued operations	(12,219)	(5,731)	(1,138)

Pro forma net income	$16,433	$(34,937)	$17,442

Net Income (Loss) Per Share — Basic
As reported from continuing operations	$1.48	$(2.98)	$1.77
As reported from discontinued operations	(0.57)	(0.61)	(0.10)

As reported net income	$0.91	$(3.59)	$1.67

Pro forma from continuing operations	$1.32	$(3.10)	$1.69
Pro forma from discontinued operations	(0.57)	(0.61)	(0.10)

Pro forma net income	$0.75	$(3.71)	$1.59

Net Income (Loss) Per Share — Diluted
As reported from continuing operations	$1.43	$(2.98)	$1.75
As reported from discontinued operations	(0.55)	(0.61)	(0.10)

As reported net income	$0.88	$(3.59)	$1.65

Pro forma from continuing operations	$1.28	$(3.10)	$1.66
Pro forma from discontinued operations	(0.55)	(0.61)	(0.10)

Pro forma net income	$0.73	$(3.71)	$1.56

      Using the Black-Scholes option pricing model, the fair value of each option grant is estimated on the date of grant based on the following weighted-average assumptions:

	2001	2000	1999

Risk-free interest rate	5.18%	5.44%	5.42%
Expected dividend yield	0.97%	1.45%	1.83%
Expected volatility	42.27%	41.03%	44.19%
Expected life in years	10	10	10

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the changes in stock options for the years ended December 31, 2001, 2000 and 1999:

			Weighted Average
		Exercise Price	Exercise Price
	Stock Options	per Share	per Share

Outstanding at January 1, 1999	688,075	$9.19–$18.00	$16.54
Granted	175,106	$12.50–$14.00	$13.13
Forfeited	(7,500)	$18.00	$18.00

Outstanding at December 31, 1999	855,681	$9.19–$18.00	$15.83
Granted	1,194,249	$14.69–$16.69	$16.43
Forfeited	(27,666)	$13.13–$18.00	$16.42
Exercised	(2,375)	$13.13	$13.13

Outstanding at December 31, 2000	2,019,889	$9.19–$18.00	$16.24
Granted	146,790	$21.00–$34.10	$25.26
Forfeited	(19,480)	$16.69	$16.69
Exercised	(182,539)	$9.19–$18.00	$16.34

Outstanding at December 31, 2001	1,964,660	$9.19–$34.10	$16.90

      The option exercise price equals the Common Stock’s market price on date of grant. The weighted average fair value of options granted during 2001, 2000 and 1999 was $13.16, $8.36 and $6.57. At December 31, 2001, there were options outstanding with a weighted-average remaining contractual life of 7.87 years, and 469,910 of these options were exercisable with a weighted average exercise price of $15.67.

      The following table summarizes stock options granted for the years ended December 31:

	2001	2000	1999

Four-year options(1)	—	172,800	161,700
Three-year options(2)	86,115	895,316	—
Director options(3)	22,000	14,000	3,500
Retention options(4)	38,675	112,133	9,906

Year total	146,790	1,194,249	175,106

(1)	Four-year option characteristics — vest one-fourth each year over a four-year period on each anniversary of the grant.

(2)	Three-year option characteristics — vest in December 2003.

(3)	Director option characteristics — vest on the first anniversary of the grant.

(4)	Retention option characteristics — vest in seven years from the date of grant; however if all of the shares issued with respect to the restricted stock units remain held by the participant on the third anniversary of the option grant date, vesting is accelerated to three years from the date of grant.

      Of the outstanding options on 425,175 shares granted in 1997, options on 145,638 became vested and exercisable in 2000 in connection with either the HBI acquisition change of control or the Offer, and the remaining options on 279,537 shares will become exercisable in 2002. Of the outstanding options on 76,000 shares granted in 1998, options on 20,000 shares became vested and exercisable in 2000 in connection with the HBI acquisition change of control, and the remaining options on 56,000 shares will become exercisable in 2003.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Performance Shares — Performance shares of 57,100 were granted during 2000 and 53,300 were granted during 1999 under the Incentive Plan. The shares are targeted to vest one-third each year over a three-year period, subject to achievement of specific Company performance goals. Performance shares of 49,026 were issued during 2000 and 20,331 were issued during 1999. The remaining 99,732 performance shares were converted to time-vested restricted shares and transferred to a Trust (Note 14) during 2000, as a result of the participants waiving their change of control provisions under the Incentive Plan.

Restricted Shares

      The changes in restricted shares were:

	2001	2000	1999

Shares subject to restriction at beginning of year	300,168	185,973	100,920
Restricted share grants	55,183	75,205	112,055
Restricted share lapses	(116,064)	(54,442)	(25,562)
Restricted share forfeitures	(880)	(6,300)	(1,440)
Performance shares converted to restricted shares	—	99,732	—

Shares subject to restriction at end of year	238,407	300,168	185,973

      Restricted shares normally vest one-fourth each year over a four-year period. The converted performance shares to restricted shares vest one-third each year over three years. In 1999, 50,000 restricted stock units were granted to one executive officer as additional consideration (Note 14), and vest upon the earlier of April 1, 2004 or a change of control. In 2000, as a result of the participants waiving their change of control provisions under the Incentive Plan, restricted stock units were converted to restricted shares and transferred to a Trust (Note 14). Restricted share grants are periodically placed in the Trust.

14.     Stock Held in Trust

      The changes in the number of shares held in Trust were:

	2001	2000	1999

Balance at beginning of year	1,007,663	705,560	—
Management Plan Shares transferred to Trust	—	1,935	705,560
Shares issued to Trust	46,757	300,168	—
Release of Trust shares	(254,017)	—	—

Balance at end of year	800,403	1,007,663	705,560

      The Management Plan and associated Trust was amended and restated in 1999 to provide for the transfer of 705,560 unvested shares (valued for the balance sheet at the original Trust amount of $18.00 per share) of two executive officers into a separate Trust. These two participants agreed to exchange their interest in these shares on a one-for-one basis into restricted stock units, which vested in March 2000, and represent a right to receive Common Stock on the earliest to occur of (i) the first business day after April 1, 2004, (ii) the first business day after termination of employment, or (iii) a change of control; and for additional consideration. During January 2000, the restricted stock units transferred to this Trust were adjusted to 707,495 units. The increase of 1,935 units resulted from forfeitures under the Management Plan. The total value of those shares placed into the Trust was $12,735.

      During 2000, 300,168 shares were issued and transferred to the Trust. The total value of these shares placed into the Trust was $4,458. The vesting of these shares will follow the terms of the Incentive Plan

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Note 13). During 2001, 46,757 shares were transferred from Treasury stock to the Trust with a value of $1,310.

      During 2001, restrictions on 254,017 shares lapsed and were transferred from the Trust. The value of these shares was $4,202. These transfers include a transfer of 136,157 shares (valued at the original Trust amount of $18 per share) in connection with the departure of a former executive officer pursuant to the Change in Control Severance Agreement.

15.     Accumulated Other Comprehensive Income (Loss)

      The components of accumulated other comprehensive income (loss) are as follows:

	Currency	Unrealized	Minimum	Accumulated Other
	Translation	Loss on Debt	Pension Liability	Comprehensive
	Adjustment	Securities	Adjustment	Income (Loss)

Balance at January 1, 1999	$(8,162)	$—	$—	$(8,162)
Change in 1999 (net of tax of $415)	920	—	—	920

Balance at December 31, 1999	(7,242)	—	—	(7,242)
Change in 2000 (net of tax of $1,416)	(2,630)	—	—	(2,630)

Balance at December 31, 2000	(9,872)	—	—	(9,872)
Change in 2001 (net of tax of $1,402, $254 and $65)	(2,603)	(473)	(120)	(3,196)

Balance at December 31, 2001	$(12,475)	$(473)	$(120)	$(13,068)

      The unrealized loss on debt securities resulted from a mark to market loss on the cash flow hedge for the anticipated private placement debt issuance (Note 7). The minimum pension liability adjustment results from the acquired PDM Divisions pension plan liabilities (Note 12).

16.     Income Taxes

	2001	2000	1999

Sources of Income (Loss) Before Income Taxes and Minority Interest
U.S.	$3,277	$(23,874)	$(4,990)
Non-U.S.	44,628	(7,688)	33,744

Total	$47,905	$(31,562)	$28,754

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001	2000	1999

Income Tax (Expense) Benefit
Current income taxes
U.S.	$—	$—	$—
Non-U.S.	(7,438)	(4,046)	(6,580)

	(7,438)	(4,046)	(6,580)

Deferred income taxes
U.S.	(2,392)	7,285	(1,904)
Non-U.S.	(3,650)	1,620	423

	(6,042)	8,905	(1,481)

Total income tax (expense) benefit	$(13,480)	$4,859	$(8,061)

Reconciliation of Income Taxes at the Statutory Rate and Income Tax (Expense) Benefit
Tax (expense) income at statutory rate	$(16,767)	$11,047	$(10,064)
State income taxes	(478)	—	(65)
Other country statutory tax rate differential	4,541	(5,408)	1,150
Other, net	(776)	(780)	918

Income tax (expense) benefit	$(13,480)	$4,859	$(8,061)

Effective tax rate	28.1%	(15.0)%	28.0%

      The Company’s statutory rate was The Netherlands’ rate of 35% in 2001, 2000 and 1999.

      The principal temporary differences included in deferred income taxes reported on the December 31, 2001 and 2000 balance sheets were:

	2001	2000

Current Deferred Taxes
Tax benefit of U.S. operating losses and credits	$7,000	$4,883
Contracts	5,561	3,673
Employee benefits	4,937	880
Voluntary resignation offer	744	3,417
Insurance	83	67
Other	2,201	1,497

	20,526	14,417

Non-Current Deferred Taxes
Employee benefits	11,629	8,809
Non-U.S. activity	8,378	10,817
Insurance	3,904	6,832
Other	7,229	6,698

	31,140	33,156
Depreciation	(9,665)	(8,686)

Net Deferred Tax Assets	$42,001	$38,887

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2001, the Company had United States net operating loss carryforwards of approximately $44,499, which expire in 2012 to 2021. The Company did not record any Netherlands deferred income taxes on indefinitely reinvested undistributed earnings of its subsidiaries and affiliates at December 31, 2001. If any such undistributed earnings were distributed, the Netherlands participation exemption should become available under current law to significantly reduce or eliminate any resulting Netherlands income tax liability.

17.     Segment Information

      The Company manages its operations by four geographic segments: North America; Europe, Africa, Middle East; Asia Pacific; and Central and South America. Each geographic area offers similar services. The Chief Executive Officer evaluates the performance of these four segments based on revenues and income from operations. Each segment’s performance reflects the allocation of corporate costs, which were based primarily on revenues. No customer accounted for more than 10% of revenues. Intersegment revenues are not material.

      The following table represents revenues by geographic segment:

	2001	2000	1999

Revenues
North America	$726,629	$304,520	$288,132
Europe, Africa, Middle East	124,226	176,542	159,580
Asia Pacific	39,917	55,482	93,241
Central and South America	191,052	75,147	133,433

Total revenues	$1,081,824	$611,691	$674,386

      The following table indicates revenues for individual countries in excess of 10% of consolidated revenues during any of the three years ended December 31, 2001, based on where the Company performed the work:

	2001	2000	1999

United States	$665,217	$242,024	$243,532
Venezuela	55,694	37,132	78,126

      The following tables present income from operations, assets and capital expenditures by geographic segment:

	2001	2000	1999

Income (Loss) from Operations, Excluding Special Charges
North America	$42,161	$15,398	$8,298
Europe, Africa, Middle East	1,402	5,468	9,416
Asia Pacific	(203)	3,298	3,019
Central and South America	20,769	4,695	10,235

Total income from operations, excluding special charges	$64,129	$28,859	$30,968

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001	2000	1999

Income (Loss) from Operations
North America	$36,272	$(6,238)	$8,298
Europe, Africa, Middle East	(274)	2,169	9,416
Asia Pacific	(538)	(26,155)	3,019
Central and South America	18,983	3,419	10,235

Total income (loss) from operations	$54,443	$(26,805)	$30,968

	2001	2000	1999

Assets
North America	$501,538	$389,958	$161,037
Europe, Africa, Middle East	59,228	81,182	92,610
Asia Pacific	25,786	23,605	51,458
Central and South America	61,713	43,670	31,668

Total assets	$648,265	$538,415	$336,773

      The Company’s revenues earned and assets attributable to operations in The Netherlands were not significant in any of the three years ended December 31, 2001. The Company’s long-lived assets are considered to be net property and equipment. Approximately 74% of these assets were located in the United States for the three years ended December 31, 2001, while the other 26% were strategically located throughout the world.

	2001	2000	1999

Capital Expenditures
North America	$7,448	$4,981	$9,288
Europe, Africa, Middle East	779	736	1,611
Asia Pacific	56	343	1,639
Central and South America	634	293	841

Total capital expenditures	$8,917	$6,353	$13,379

      Although the Company manages its operations by the four geographic segments, revenues by product line are shown below:

	2001	2000	1999

Revenues
Flat Bottom Tanks	$313,879	$234,049	$295,697
Process Plants	209,434	—	—
Elevated Tanks	145,143	61,998	51,648
Low Temperature/ Cryogenic Tanks and Systems	135,392	90,481	82,147
Repairs and Modifications	84,468	79,045	67,087
Specialty and Other Structures	71,995	54,150	65,262
Turnarounds	70,116	46,017	49,102
Pressure Vessels	51,397	45,951	63,443

Total revenues	$1,081,824	$611,691	$674,386

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.     Subsequent Event

      On February 5, 2002, the Company purchased the assets and certain liabilities of TPA, Inc for approximately $5,200. The acquired business, which will now operate as TPA Howe-Baker, Ltd., is a full-service engineer/ procure/ construct (“EPC”) company specializing in sulfur removal and recovery technologies for the refining, gas processing and chemical manufacturing industries. Pro forma financial information has not been presented as this acquisition is not material to the overall financial condition or operations of the Company.

19.	Quarterly Operating Results and Common Stock Dividends (Unaudited)

      Quarterly Operating Results — The following table sets forth selected unaudited consolidated income statement information for the Company on a quarterly basis for the two years ended December 31, 2001:

	March 31	June 30	September 30	December 31

Quarter Ended 2001
Revenues	$235,368	$263,857	$277,774	$304,825
Gross profit	28,295	32,657	34,015	41,809
Income from continuing operations	5,405	7,206	8,020	11,291
Loss from discontinued operations	(1,939)	(10,280)	—	—

Net income (loss)	$3,466	$(3,074)	$8,020	$11,291

Net income per share — basic
Income from continuing operations	$0.25	$0.31	$0.38	$0.54
Loss from discontinued operations	(0.09)	(0.44)	—	—

Net income (loss) per share	$0.16	$(0.13)	$0.38	$0.54

Net income per share — diluted
Income from continuing operations	$0.25	$0.30	$0.36	$0.52
Loss from discontinued operations	(0.09)	(0.43)	—	—

Net income (loss) per share	$0.16	$(0.13)	$0.36	$0.52

Common dividends per share	$0.06	$0.06	$0.06	$0.06

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	March 31	June 30	September 30	December 31

Quarter Ended 2000
Revenues	$153,892	$153,711	$149,552	$154,536
Gross profit	17,232	16,437	15,361	19,940
Income (loss) from continuing operations	3,555	3,401	2,790	(37,790)
Loss from discontinued operations	(1,103)	(1,448)	(1,572)	(1,608)

Net income (loss)	$2,452	$1,953	$1,218	$(39,398)

Net income (loss) per share — basic
Income (loss) from continuing operations	$0.37	$0.37	$0.30	$(3.91)
Loss from discontinued operations	(0.11)	(0.16)	(0.17)	(0.17)

Net income (loss) per share	$0.26	$0.21	$0.13	$(4.08)

Net income (loss) per share — diluted
Income (loss) from continuing operations	$0.36	$0.36	$0.30	$(3.91)*
Loss from discontinued operations	(0.11)	(0.15)	(0.17)	(0.17)*

Net income (loss) per share	$0.25	$0.21	$0.13	$(4.08)*

Common dividends per share	$0.06	$0.06	$0.06	$0.06

*	The effect of dilutive shares was not included in the calculation of diluted earnings per share as they were antidilutive due to the net loss for the year.

Shareholder Information

      The Company’s Common Stock is traded on the New York Stock Exchange. The Company delisted from the Euronext Amsterdam Exchange during 2001, as minimal shares were traded there. As of February 2002, the Company had approximately 2,800 shareholders. The following table presents the range of Common Stock prices on the New York Stock Exchange for the years ended December 31, 2001 and 2000:

	March 31	June 30	September 30	December 31

Quarter Ended 2001
Range of Common Stock Prices
High	$27.35	$38.60	$34.82	$26.70
Low	16.75	23.70	19.05	19.60
Close	23.75	33.85	19.95	26.70

	March 31		June 30		September 30		December 31

Quarter Ended 2000
Range of Common Stock Prices
High	$17		$17		$17	1/16	$18
Low	13	3/4	14	3/16	11	5/8	14	3/16
Close	16	3/4	14	11/16	14	1/4	17	15/16

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	March 31,

	2002	2001

	(Unaudited)
	(in thousands,
	except per share data)
Revenues	$259,272	$235,368
Cost of revenues	224,182	207,073

Gross profit	35,090	28,295
Selling and administrative expenses	17,907	15,868
Intangibles amortization	626	1,189
Other operating income, net	(419)	(259)
Special charges (Note 3)	1,159	772

Income from operations	15,817	10,725
Interest expense	(1,813)	(2,360)
Interest income	346	503

Income before taxes and minority interest	14,350	8,868
Income tax expense	(4,018)	(2,533)

Income before minority interest	10,332	6,335
Minority interest in (income) loss	(74)	(930)

Income from continuing operations	10,258	5,405
Discontinued operations (Note 4):
Loss from discontinued operations, net of taxes	—	(1,939)

Net income	$10,258	$3,466

Net income per share
Basic:
Income from continuing operations	$0.49	$0.25
Loss from discontinued operations	—	(0.09)

Net income	$0.49	$0.16

Diluted:
Income from continuing operations	$0.47	$0.25
Loss from discontinued operations	—	(0.09)

Net income	$0.47	$0.16

Weighted average shares outstanding
Basic	21,015	21,028
Diluted	21,773	21,559
Dividend on shares
Amount	$1,262	$1,403
Per share	$0.06	$0.06

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2002	2001

	(Unaudited)

	(in thousands, except
	share data)
ASSETS
Current assets
Cash and cash equivalents	$39,540	$50,478
Accounts receivable, net of allowance for doubtful accounts of $1,844 in 2002 and $1,256 in 2001	137,875	144,625
Contracts in progress with earned revenues exceeding related progress billings	72,681	71,549
Deferred income taxes	17,744	20,526
Assets held for sale	1,958	1,958
Other current assets	16,199	17,917

Total current assets	285,997	307,053

Property and equipment, net	101,234	105,998
Long-term receivable	19,785	19,785
Deferred income taxes	22,477	21,475
Goodwill and other intangibles, net	182,688	173,953
Other non-current assets	21,857	20,001

Total assets	$634,038	$648,265

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Notes payable	$125	$155
Current maturity of long-term debt	5,700	5,700
Accounts payable	66,334	73,636
Accrued liabilities	58,616	69,320
Contracts in progress with progress billings exceeding related earned revenues	92,550	99,306
Income taxes payable	4,055	9,154

Total current liabilities	227,380	257,271

Long-term debt	75,000	75,000
Other non-current liabilities	76,758	69,343
Minority interest in subsidiaries	33,406	34,428

Total liabilities	412,544	436,042

Shareholder’s equity
Common stock, Euro .01 par value; authorized: 35,000,000 in 2002 and 2001; issued: 22,282,586 in 2002 and 2001; outstanding: 21,035,271 in 2002 and 20,979,821 in 2001	210	210
Additional paid-in capital	241,173	241,559
Retained earnings	32,098	23,102
Stock held in Trust	(13,289)	(14,301)
Treasury stock, at cost: 1,247,315 in 2002 and 1,302,765 in 2001	(24,432)	(25,279)
Accumulated other comprehensive income (loss) (Note 5)	(14,266)	(13,068)

Total shareholders’ equity	221,494	212,223

Total liabilities and shareholders’ equity	$634,038	$648,265

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months
	Ended March 31,

	2002	2001

	(Unaudited)
	(in thousands)
Cash flows from operating activities
Net income	$10,258	$3,466
Adjustments to reconcile net income to net cash provided by operating activities
Special charges, net of deferred income taxes of $394 and $262	765	510
Payments related to special charges	(2,589)	(8,323)
Depreciation and amortization	4,862	5,911
Gain on sale of property and equipment	(419)	(255)
Loss on discontinued operations	—	1,939
Change in operating assets and liabilities (see below)	(18,395)	(3,686)

Net cash provided by/(used in) continuing operating activities	(5,518)	(438)

Net cash provided by/(used in) discontinued operating activities	—	(3,250)

Net cash provided by/(used in) operating activities	(5,518)	(3,688)

Cash flows from investing activities
Cost of business acquisition, net of cash acquired	(4,658)	(9,915)
Capital expenditures	(2,678)	(1,840)
Proceeds from sale of property and equipment	2,348	366

Net cash provided by/(used in) continuing investing activities	(4,988)	(11,389)

Net cash (used in) discontinued investing activities	—	(671)

Net cash provided by/(used in) investing activities	(4,988)	(12,060)

Cash flows from financing activities
Decrease in notes payable	(30)	(31)
Net borrowing under Revolving Credit Facility	—	3,700
Purchase of treasury stock	(296)	(354)
Issuance of treasury stock	1,156	1,013
Issuance of common stock	—	14,242
Dividends paid	(1,262)	(1,403)

Net cash (used in)/provided by continuing financing activities	(432)	17,167

Net cash provided by discontinued financing activities	—	222

Net cash (used in)/provided by financing activities	(432)	17,389

(Decrease)/increase in cash and cash equivalents	(10,938)	1,641
Change in cash and cash equivalents from discontinued operations	—	36
Cash and cash equivalents, beginning of the year	50,478	7,451

Cash and cash equivalents, end of the period	$39,540	$9,128

Change in operating assets and liabilities
Decrease in receivables, net	$8,184	$21,990
Decrease/(increase) in contracts in progress, net	(7,888)	(7,709)
Decrease in accounts payable	(7,389)	(15,953)

(Increase)/decrease in contract capital	(7,093)	(1,672)
Decrease/(increase) in other current assets	2,040	(63)
Increase/(decrease) in income taxes payable	(2,593)	2,766
Increase/(decrease) in accrued and other non-current liabilities	(7,563)	(3,065)
Increase in other	(3,186)	(1,652)

Total	$(18,395)	$(3,686)

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2002
(Unaudited)
(in thousands, except per share data)

1. Significant Accounting Policies

      Basis of Presentation — The accompanying unaudited consolidated financial statements for Chicago Bridge & Iron Company N.V. and Subsidiaries (the “Company”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the 2001 Annual Report on Form 10-K of the Company.

      In the opinion of the Company, all adjustments necessary to present fairly the financial position of the Company and the results of its operations and cash flows for the period then ended have been included. The results of operations for such interim periods are not necessarily indicative of the results for the full year.

      Forward Contracts — Although the Company does not engage in currency speculation, it periodically uses forward contracts to hedge currency transactions. Gains or losses on forward contracts are included in income. These forward contracts hedged intercompany loans utilized to finance non-U.S. subsidiaries and matured within 5 days after quarter end. Also, the Company had $121 of outstanding foreign currency exchange contracts to sell Euros. These forward contracts hedge contract costs to be incurred in U.S. dollars with revenues to be earned in Euros and mature in May 2002. The counterparties to the Company’s forward contracts are major financial institutions, which the Company continually evaluates as to their creditworthiness. The Company has never experienced, nor does it anticipate, nonperformance by any of its counterparties.

      The following table summarizes the Company’s foreign currency hedge forward contracts for intercompany loans at March 31, 2002:

			Weighted Average
Currency Sold	Currency Purchased	Contract Amount	Contract Rate

Singapore Dollars	U.S. Dollars	$5,058	1.82
Euros	U.S. Dollars	3,882	1.15
British Pounds	U.S. Dollars	1,318	0.70
Canadian Dollars	U.S. Dollars	1,187	1.59
U.S. Dollars	Australian Dollars	869	1.94

      New Accounting Standards — In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations” (“SFAS 141”) and SFAS 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). These pronouncements change the accounting for business combinations, goodwill and intangible assets. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. SFAS 142 states goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. The amortization of existing goodwill and indefinite-lived intangible assets at June 30, 2001 has ceased at January 1, 2002. Goodwill on acquisitions completed subsequent to June 30, 2001, is not amortized, but instead will be reviewed annually for impairment. The Company adopted these new statements effective as of January 1, 2002. In connection with the adoption of

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS 142, during the first quarter of 2002, the Company completed its goodwill impairment assessment and concluded that no transitional impairment charge was necessary.

      The following table provides comparative first quarter results for the effects resulting from the Company’s adoption of SFAS 142:

	Three Months Ended
	March 31,

	2002	2001

Net income	$10,258	$3,466
Add back: Goodwill amortization, (net of taxes of $317)	—	643

Pro forma net income	$10,258	$4,109

Net income per share
Basic:
Net income	$0.49	$0.16
Goodwill amortization, net of taxes	—	0.03

Pro forma net income	$0.49	$0.19

Diluted:
Net income	$0.47	$0.16
Goodwill amortization, net of taxes	—	0.03

Pro forma net income	$0.47	$0.19

2. Acquisitions

      On February 5, 2002, the Company purchased the assets and assumed certain liabilities of TPA, Inc. for approximately $4.7 million. The acquired business, which now operates as TPA Howe-Baker, Ltd., is a full-service engineer/ procure/ construct company specializing in sulfur removal and recovery technologies for the refining, gas processing and chemical manufacturing industries.

      The purchase price was allocated to the net assets acquired based upon their estimated fair market values at the date of acquisition. Pro forma financial information has not been presented as this acquisition is not significant.

      The balances included in the Consolidated Balance Sheets related to acquisitions completed in the last year are based upon preliminary information and are subject to change when additional information concerning final asset and liability valuations is obtained. Material changes to the preliminary allocations are not anticipated by management.

3. Special Charges

      The following table sets forth the accrual balances and 2002 activity relating to special charges as of March 31, 2002.

	Personnel Costs	Facilities	Integration	Total

December 31, 2001	$4,811	$1,284	$—	$6,095
Special charges	872	184	103	1,159
Cash payments	(1,942)	(544)	(103)	(2,589)
Non-cash activities	—	360	—	360

March 31, 2002	$3,741	$1,284	$—	$5,025

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Personnel costs include the voluntary resignation offer (from the fourth quarter of 2000), and severance and personal moving expenses associated with the closure, downsizing or relocation of offices. The 2002 charges and payments relate primarily to moving-related and severance expenses associated with the relocation of the Company’s administrative office to The Woodlands, Texas.

      The facilities category includes charges related to the sale, closure, downsizing or relocation of facilities. As previously disclosed, in the fourth quarter of 2001, the Company recorded a non-cash charge of $1,600 for the anticipated sale of its XL Technology Systems, Inc. subsidiary (“XL”) to management employees. The sale of XL, which was completed in the first quarter of 2002, resulted in a $360 reversal of the original charge.

      The integration category relates to initiatives associated with the integration of the Company’s recent acquisitions. Although the integration of the Company’s acquisitions is largely complete, the Company anticipates these costs will continue during the remainder of 2002.

      The Company expects to incur approximately $2,000 in additional special charges during the remainder of 2002, consisting mainly of moving-related and severance expenses associated with the aforementioned administrative office relocation.

4. Discontinued Operations

      During the second quarter of 2001, the Company decided to exit its high purity piping business, UltraPure Systems (“UPS”) due primarily to continuing weak market conditions in the microelectronics industry. The losses from discontinued operations were $1,939 (net of tax benefit of $273) for the three months ended March 31, 2001. Revenues for these operations were $8,108 for the three months ended March 31, 2001.

      The remaining net assets and liabilities of the discontinued operations were included in accrued liabilities at March 31, 2002 and December 31, 2001.

5. Comprehensive Income

      Comprehensive income for the three months ended March 31, 2002 and 2001 is as follows:

	Three Months
	Ended March 31,

	2002	2001

Net income	$10,258	$3,466
Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	(1,224)	(752)
Cash flow hedge of anticipated debt issuance	26	—

Comprehensive income	$9,060	$2,714

      The components of accumulated other comprehensive income (loss) are as follows:

	Currency	Unrealized	Minimum	Accumulated Other
	Translation	Loss on Debt	Pension Liability	Comprehensive
	Adjustment	Securities	Adjustment	Income (Loss)

Balance at December 31, 2001	$(12,475)	$(473)	$(120)	$(13,068)
Change in 2002 (net of tax of $659 and $14)	(1,224)	26	—	(1,198)

Balance at March 31, 2002	$(13,699)	$(447)	$(120)	$(14,266)

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6. Per Share Computations

	Three Months
	Ended March 31,

	2002	2001

	(shares in thousands)
Income from continuing operations	$10,258	$5,405
Loss from discontinued operations	—	(1,939)

Net income	$10,258	$3,466

Weighted average shares outstanding — Basic	21,015	21,028
Effect of stock options	726	431
Effect of restricted stock units	9	9
Effect of directors deferred fee shares	23	19
Effect of warrants	—	72

Weighted average shares outstanding — Diluted	21,773	21,559

Net income per share
Basic:
Income from continuing operations	$0.49	$0.25
Loss from discontinued operations	—	(0.09)

Net income	$0.49	$0.16

Diluted:
Income from continuing operations	$0.47	$0.25
Loss from discontinued operations	—	(0.09)

Net income	$0.47	$0.16

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7. Segment Information

	Three Months
	Ended March 31,

	2002	2001

New Business Taken
North America	$205,736	$206,917
Europe, Africa & Middle East	159,001	16,786
Asia Pacific	43,313	5,026
Central & South America	16,191	80,000

Total	$424,241	$308,729

Revenues
North America	$195,299	$148,033
Europe, Africa & Middle East	23,320	35,233
Asia Pacific	11,000	8,097
Central & South America	29,653	44,005

Total	$259,272	$235,368

Income (Loss) From Operations Excluding Special Charges
North America	$10,518	$7,943
Europe, Africa & Middle East	348	75
Asia Pacific	(461)	(179)
Central & South America	6,571	3,658

Total	$16,976	$11,497

Income (Loss) From Operations
North America	$9,776	$7,784
Europe, Africa & Middle East	112	(293)
Asia Pacific	(510)	(214)
Central & South America	6,439	3,448

Total	$15,817	$10,725

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Howe-Baker International, Inc.:

      We have audited the accompanying consolidated balance sheets of Howe-Baker International, Inc. (a Delaware corporation), and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the management of Howe-Baker International, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Howe-Baker International, Inc., and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Houston, Texas

February 2, 2000

HOWE-BAKER INTERNATIONAL, INC., AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 1999 and 1998

	1999	1998

	(In thousands,
	except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$39,988	$17,510
Receivables —
Billed accounts and retentions, less allowance for doubtful accounts of $916 and $100, respectively	56,383	22,386
Unbilled accounts	9,241	9,784

Total receivables	65,624	32,170
Inventories, prepaid expenses and other	2,588	2,055

Total current assets	108,200	51,735
PROPERTY PLANT AND EQUIPMENT, net of accumulated depreciation of $10,729 and $9,898, respectively	18,568	4,119
NOTE RECEIVABLE FROM MINORITY INTEREST	19,785	19,785
INTANGIBLE ASSETS, net of accumulated amortization of $1,968 and $341, respectively	27,829	21,773
REAL ESTATE HELD FOR SALE, net	800	800
DEFERRED TAX ASSET	2,440	2,043
OTHER ASSETS	3,996	3,918

Total assets	$181,618	$104,173

LIABILITIES, MINORITY INTEREST AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$24,962	$13,240
Accrued liabilities	14,022	4,172
Progress billings in excess of contract costs and recognized profits	44,403	11,396
Notes payable	2,182	—

Total current liabilities	85,569	28,808
OTHER LONG-TERM LIABILITIES	8,191	4,205
LONG-TERM DEBT	5,700	—
COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST IN PARTNERSHIP	27,000	26,979
STOCKHOLDER’S EQUITY:
Common stock, $1 par value, 1,000 shares authorized and issued; 880 shares and 1,000 shares outstanding, respectively	1	1
Additional paid-in capital	499	499
Retained earnings	60,358	43,681
Treasury stock at cost, 120 shares	(5,700)	—

Total stockholder’s equity	55,158	44,181

Total liabilities, minority interest and stockholder’s equity	$181,618	$104,173

The accompanying notes are an integral part of these consolidated financial statements.

HOWE-BAKER INTERNATIONAL, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 1999, 1998 and 1997

	1999	1998	1997

	(In thousands)
REVENUES	$208,821	$117,340	$91,591
COST OF REVENUES	167,075	90,652	73,295

Gross profit	41,746	26,688	18,296
SELLING, GENERAL AND ADMINISTRATIVE	11,200	8,503	6,135

Income from operations	30,546	18,185	12,161
INTEREST INCOME	3,345	2,422	1,768
INTEREST EXPENSE	(264)	(26)	(2)

Income before minority interest and income taxes	33,627	20,581	13,927
INCOME TAX EXPENSE	12,252	7,407	3,642

Income before minority interest	21,375	13,174	10,285
MINORITY INTEREST IN INCOME	1,380	316	—

NET INCOME	$19,995	$12,858	$10,285

The accompanying notes are an integral part of these consolidated financial statements.

HOWE-BAKER INTERNATIONAL, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

For the Years Ended December 31, 1999, 1998 and 1997

	Common Stock		Additional		Treasury Stock
			Paid-In	Retained
	Shares	Amount	Capital	Earnings	Shares	Amount	Total

	(In thousands, except share data)
BALANCE, December 31, 1996	1,000	$1	$499	$24,138	—	$—	$24,638
Dividends	—	—	—	(1,000)	—	—	(1,000)
Comprehensive income	—	—	—	10,285	—	—	10,285

BALANCE, December 31, 1997	1,000	1	499	33,423	—	—	33,923
Dividends	—	—	—	(2,600)	—	—	(2,600)
Comprehensive income	—	—	—	12,858	—	—	12,858

BALANCE, December 31, 1998	1,000	1	499	43,681	—	—	44,181
Purchase of treasury shares	—	—	—	—	(120)	(5,700)	(5,700)
Dividends	—	—	—	(3,318)	—	—	(3,318)
Comprehensive income	—	—	—	19,995	—	—	19,995

BALANCE, December 31, 1999	1,000	$1	$499	$60,358	(120)	$(5,700)	$55,158

The accompanying notes are an integral part of these consolidated financial statements.

HOWE-BAKER INTERNATIONAL, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31, 1999, 1998 and 1997

	1999	1998	1997

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$19,995	$12,858	$10,285
Adjustments to reconcile net income to net cash provided by (used in) operating activities —
Depreciation and amortization	2,648	928	785
Minority interest in net income	1,380	316	—
Equity in loss of limited liability company	75	250	—
Deferred tax benefit	(397)	(345)	(1,698)
Write-down of real estate held for sale	—	—	550
Changes in assets and liabilities —
Increase in receivables	(8,510)	(7,062)	(4,684)
Decrease (increase) in inventories, prepaid expenses and other	750	(451)	367
Increase in accounts payable and liabilities	5,137	1,000	3,600
Increase (decrease) in progress billings in excess of contract costs and recognized profits	24,613	(20,949)	(217)

Net cash provided by (used in) operating activities	45,691	(13,455)	8,988

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(2,478)	(393)	(882)
Acquisition of businesses, net of cash acquired of $15,150	(16,754)	—	—
Net cash contributed by minority interest	—	9,168	—
Loans made to affiliated companies and minority interest	—	(19,888)	(10,000)
Proceeds from repayment of loans made to affiliated companies	53	10,050	—
Investment in limited liability company	(75)	(150)	(100)
Proceeds from sale of business	536	—	—

Net cash used in investing activities	(18,718)	(1,213)	(10,982)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(3,318)	(2,600)	(1,000)
Proceeds from notes payable	474	—	—
Repayments on notes payable	(292)	—	(33)
Priority return to minority interest	(1,359)	(337)	—

Net cash used in financing activities	(4,495)	(2,937)	(1,033)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,478	(17,605)	(3,027)
CASH AND CASH EQUIVALENTS, beginning of year	17,510	35,115	38,142

CASH AND CASH EQUIVALENTS, end of year	$39,988	$17,510	$35,115

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for taxes	$10,286	$7,798	$5,209

Cash paid during the year for interest	$91	—	—

SUPPLEMENTAL DISCLOSURE OF INVESTING AND FINANCING ACTIVITY:
Matrix earn-out liability (Note 3)	$581	$—	$—

Stock repurchase financed by a note payable (Note 8)	$5,700	$—	$—

Issuance of note receivable in connection with sale of business (Note 3)	$800	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

HOWE-BAKER INTERNATIONAL, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

1.     Organization and Business

      The accompanying consolidated financial statements include the accounts of Howe-Baker International, Inc. (HBI), a Delaware corporation, and its wholly owned subsidiaries: Howe-Baker Engineers, Inc., and subsidiaries (Howe-Baker Engineers), Holdings Company of New Jersey, Inc., Constructors International, Inc., Process Management, Inc., HBI Holdings, LLC, Howe-Baker International Management, LLC, and Callidus Technologies, Inc., and subsidiaries (collectively with HBI, Howe-Baker). Also included are the following subsidiaries which are wholly owned or controlled by HBI through its wholly owned subsidiaries: Howe-Baker Management Corp. (HBMC), Howe-Baker, L.P. (HBLP), and Matrix Engineering, Ltd., and subsidiaries (Matrix). All significant intercompany balances and transactions have been eliminated in consolidation. The Company’s operations are headquartered in Tyler, Texas. HBI is a wholly-owned subsidiary of WEDGE Group Incorporated (“WEDGE”).

      Howe-Baker engineers, designs, fabricates and constructs processing facilities for the petrochemical, refining and natural gas industries. More specifically, Howe-Baker’s services include, but are not limited to, process plant construction, fabrication of pressure vessels, process piping and structural steel, specialized know-how and equipment for electrostatic desalting of crude oil and treating of petroleum distillate products and other process development services. Additionally, Howe-Baker custom engineers, constructs and installs burners, gas/liquid incinerators, flares and rotary kilns for the refining, petrochemical, pharmaceutical and wood products industries.

2.     Summary of Significant Accounting Policies:

Cash and Cash Equivalents

      Howe-Baker considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of investments in commercial paper and overnight repurchase agreements and totaled approximately $38,645,000 and $17,449,000 at December 31, 1999 and 1998, respectively.

Inventories

      Inventories are valued at the lower of average cost or market (replacement cost or net realizable value).

Property, Plant and Equipment

      Property, plant and equipment are carried at cost, less accumulated depreciation. The costs of ordinary maintenance and repairs are expensed while renewals and replacements are capitalized. Depreciation and amortization of property, plant and equipment are computed on the basis of estimated useful lives of the assets by the straight-line and declining-balance methods. Established useful lives in years are as follows:

Buildings and improvements	5-40 years
Machinery and equipment	2-12 years

Long-Lived Assets

      Howe-Baker evaluates the recoverability of property and equipment and intangible assets if facts and circumstances indicate that any of those assets might be impaired. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if a write-down to discounted cash flow value is necessary. Assets to be disposed of

HOWE-BAKER INTERNATIONAL, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are reported at the lower of the carrying amount or fair value less costs to sell. During 1997, Howe-Baker recognized a $550,000 loss from the write-down of the carrying value of its Holdings Company of New Jersey, Inc., facilities, which is included in Cost of Revenues in the accompanying consolidated statements of operations.

Revenue Recognition

      For financial reporting purposes, revenues on long-term contracts are recognized on the percentage-of-completion method, measured by the percentage of total costs incurred to date to total estimated contract costs. Contracts are deemed to be complete upon mechanical completion, at which point remaining estimated costs are accrued and remaining revenues on the contracts are recognized.

      Losses on contracts are charged against current earnings when such losses can be estimated. As contracts can extend over one or more years, revisions in costs, and profits estimated during the course of the work are reflected during the period in which the facts requiring the revisions become known. While management uses available information to estimate total costs, future costs could exceed or be less than such estimates resulting in adjustments to Howe-Baker’s contract revenues and profits.

      Costs and estimated profits to date in excess of amounts billed on contracts in process are classified in current assets as unbilled receivables. Amounts billed in excess of costs and estimated profits to date are classified in current liabilities as progress billings in excess of contract costs and recognized profits.

Concentration of Risks

      Howe-Baker’s operations could be significantly impacted, either positively or negatively, by its concentration in the petrochemical, refining and natural gas industries and reliance upon sales to those industries, as Howe-Baker would be impacted by the same economic conditions affecting its suppliers and customers.

      Due to the nature of Howe-Baker’s operations, a few customers, including the former minority stockholder (see Note 8), generally account for a significant amount of Howe-Baker’s revenues. This is due to management’s decisions regarding the acceptance of large contracts and the allocation of resources to these contracts. For the year ended December 31, 1999, Howe-Baker earned 58 percent of its revenues from two customers, for the year ended December 31, 1998, Howe-Baker earned 56 percent of its revenues from two customers and for the year ended December 31, 1997, Howe-Baker earned 58 percent of its revenues from one customer.

      Howe-Baker performs periodic credit evaluations of its customers’ financial conditions and generally does not require collateral for its domestic customers but does require letters of credit from most of its foreign customers. At December 31, 1999 and 1998, receivables from foreign customers were not significant. Receivables generally are due within 30 days. Historically, credit losses relating to customers have been within management’s expectations.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Management is also required to make judgments regarding the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HOWE-BAKER INTERNATIONAL, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassifications

      Certain reclassifications have been made to the 1998 and 1997 consolidated financial statements contained herein to conform to the classifications presented in 1999.

3.     Acquisitions and Partnership

Matrix Acquisition

      Effective July 16, 1999, HBI, acquired all of the outstanding common stock of Matrix (a Texas limited partnership), formerly Matrix Engineering, Inc. (a Texas corporation), which was reorganized from a Texas corporation into a Texas limited partnership effective September 1, 1999. The acquisition was accounted for using the purchase method of accounting, and the excess of the initial purchase price of approximately $23.7 million over the fair value of Matrix’s net operating assets was estimated to be $6,417,000 and has been allocated as follows (in thousands):

Goodwill	$4,003
Noncompete agreements	2,414

$6,417

      The noncompete agreements are being amortized over five years, which is the term of the agreements. Goodwill is being amortized over 20 years. The estimated fair values assigned to the intangible assets and net operating assets may be revised as additional information concerning the valuation of such assets becomes available.

      Additional Purchase Price — The purchase price of Matrix will be adjusted upward based on the profitability of Matrix from July 17, 1999, through July 16, 2004. The additional purchase price (earn-out), payable in 2002, 2003 and 2004, is calculated as follows: (a) the 2002 payment is equal to cumulative earnings before interest, taxes, depreciation and amortization (EBITDA) for the period from July 17, 1999, through July 16, 2002, less profits realized above an agreed upon amount for certain Matrix contracts in process at July 16, 1999, less $900,000, multiplied by 25 percent, (b) the 2003 payment is equal to EBITDA for the period July 17, 2002, through July 16, 2003, less $300,000, multiplied by 25 percent, and (c) the 2004 payment is equal to EBITDA for the period July 17, 2003, through July 16, 2004, less $300,000, multiplied by 25 percent. As of December 31, 1999, goodwill has been increased by approximately $581,000 and a corresponding long-term liability has been recorded related to the projected earn-out attributable to the operating results of Matrix from July 17, 1999, through December 31, 1999.

Callidus and Plasma Acquisitions

      Effective December 1, 1999, HBI acquired all of the outstanding common stock of Callidus Technologies, Inc. (Callidus), an Oklahoma corporation, and Plasma Energy Corporation (Plasma), a North Carolina corporation. The acquisition was accounted for using the purchase method of accounting, and the excess of the purchase price of approximately $8.2 million over the fair value of Callidus’ and Plasma’s net operating assets was estimated to be $525,000 and has been recorded as goodwill. The goodwill is being amortized over 20 years.

      Effective December 31, 1999, Howe-Baker sold Plasma’s common stock to a third party for approximately $1.3 million. The sales proceeds consisted of $536,000 cash and an $800,000 note receivable. The note is due in quarterly installments of principal and interest at a rate of 8.0 percent. Maturities on the note are approximately $385,000 and $415,000 for 2000 and 2001, respectively. The note is recorded in current and long-term other assets in the accompanying consolidated balance sheet as of

HOWE-BAKER INTERNATIONAL, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 1999. No gain or loss was recognized on the transaction as the sales price approximated the net book value of Plasma at the time of sale.

Partnership

      Effective October 1, 1998, HBMC contributed $100 to HBLP in exchange for a 1 percent general partnership interest and Howe-Baker contributed $19,785,000 to HBLP in exchange for a 98 percent limited partnership interest. In addition, Schedule A, Ltd. (Schedule A), a Texas limited partnership headquartered in Houston, Texas, contributed contracts in process and its net operating assets and intangible assets to HBLP in exchange for a 1 percent limited partnership interest. Schedule A engineered, designed, fabricated and constructed natural gas processing facilities.

      The contribution of HBLP’s assets has been accounted for using the purchase method of accounting and, accordingly, the assets contributed to HBLP have been recorded at their fair market value at the date of contribution. The fair market value of the net operating assets and intangible assets contributed by Schedule A was estimated to be $4,886,000 and $22,114,000, respectively. The intangible assets have been recorded and allocated as follows (in thousands):

Goodwill	$18,114
Noncompete agreements	4,000

$22,114

      The noncompete agreements are being amortized over 10 years, which is the term of the noncompete provisions included in employment agreements (see Note 13) entered into with the Schedule A partners at the time of the Schedule A contribution. Goodwill is being amortized over 20 years.

      Option Agreement — Beginning January 1, 2003, and ending May 1, 2006, Schedule A has the option to require HBLP to redeem, or Howe-Baker Engineers to purchase, all or part of Schedule A’s partnership interest. Any partnership interest not voluntarily redeemed or sold by Schedule A prior to May 1, 2006 will be deemed offered on that date. Schedule A has the right to exercise its option in whole, or the right may be exercised proportionately by Schedule A on behalf of a Schedule A partner. The consideration paid for Schedule A’s partnership interest will be $19,785,000, plus an additional amount based on the profitability of Howe-Baker Engineers as calculated in accordance with the terms of the related option agreement. As of December 31, 1999 and 1998, the additional undiscounted consideration was estimated to be $2,339,000 and $2,191,000, respectively, resulting in a total redemption price of approximately $22,124,000 for the Schedule A partnership interest.

      HBLP and Howe-Baker Engineers also have the option to redeem or purchase Schedule A’s partnership interest during the same period over which Schedule A has its option. The consideration paid will be the same as if Schedule A had exercised its option plus an additional premium, which will range from 10 percent to 40 percent of the additional consideration amount, depending upon the timing of the exercise.

      Allocation of Profits and Losses — Profits and losses are allocated to the HBLP partners in accordance with their respective percentage ownership interests, subject to a priority return to be allocated first to Schedule A based on Schedule A’s undistributed capital account times a defined interest rate (5.30 percent at December 31, 1999). The priority return is paid to Schedule A semiannually.

Unaudited Proforma Consolidated Results of Operations

      The unaudited consolidated results of operations of Howe-Baker on a proforma basis as though the Matrix and Callidus acquisitions had occurred as of the beginning of the year ended December 31, 1998,

HOWE-BAKER INTERNATIONAL, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and as though the Schedule A partnership had commenced as of the beginning of the year ended December 31, 1997, are as follows (in thousands):

	1999	1998	1997

	(Unaudited)
Revenues	$309,569	$316,589	$153,531
Net income	18,555	22,430	15,426

4.     Components of Certain Balance Sheet Accounts

      The components of certain balance sheet accounts at December 31, 1999 and 1998, are as follows (in thousands):

      Property, plant and equipment consists of the following:

	1999	1998

Land	$979	$222
Buildings and improvements	10,977	5,663
Machinery and equipment	17,341	8,132

Total property, plant and equipment	29,297	14,017
Less — Accumulated depreciation	(10,729)	(9,898)

Net property, plant and equipment	$18,568	$4,119

      Intangible assets consists of the following:

	1999	1998

Goodwill	$23,223	$18,114
Noncompete agreements	6,414	4,000
Patents	160	—

Total intangible assets	29,797	22,114
Less — Accumulated amortization	(1,968)	(341)

Net intangible assets	$27,829	$21,773

      Other assets consists of the following:

	1999	1998

Cash surrender value of life insurance	$2,768	$2,984
Pension plan intangible asset	706	853
Note receivable, net of current portion (see Note 3)	415	—
Other assets	107	81

Total	$3,996	$3,918

HOWE-BAKER INTERNATIONAL, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Other long-term liabilities consists of the following:

	1999	1998

Long-term pension benefit obligation (see Note 10)	$1,814	$2,019
Long-term retiree group medical insurance (see Note 10)	2,556	1,186
Warranty reserve	3,068	1,000
Earn-out obligation (see Note 3)	581	—
Other	172	—

Total	$8,191	$4,205

5.     Note Receivable From Minority Interest

      Effective October 1, 1998, HBLP loaned $19,785,000 to Schedule A under a loan agreement which provides for interest to accrue at LIBOR (5.82 percent at December 31, 1999) plus a variable rate of interest of 1.9 percent through June 1, 2003, 2.9 percent through June 1, 2004, 3.9 percent through June 1, 2005, and 4.9 percent through the date of maturity of June 1, 2006. Interest is payable semiannually. The loan is secured by Schedule A’s rights in the option agreement, Schedule A’s partnership interest in HBLP and Schedule A’s interests in certain other nonaffiliated ventures. During 1999 and 1998, Howe-Baker recorded interest income of approximately $1,436,000 and $356,000, respectively, related to this loan.

6.     Notes Payable

      As of December 31, 1999, Howe-Baker has a $5,700,000 note payable due to its former minority stockholder bearing interest at 6.0 percent, with accrued interest and principal due June 30, 2002 (see Note 8).

      As of December 31, 1999, the Company has a $2.0 million note payable to a third party, which bears interest at 6.0 percent, with accrued interest and principal due July 1, 2000.

      Howe-Baker finances certain of its insurance premiums through notes payable with a finance company. The notes payable bear interest at 7.16 percent, and interest and principal are due monthly through March 9, 2000. During the year ended December 31, 1999, Howe-Baker borrowed approximately $474,000 to finance such premiums. As of December 31, 1999, Howe-Baker had aggregate notes payable outstanding of approximately $182,000.

7.     Federal Income Tax

      Howe-Baker is included in the consolidated federal income tax return with WEDGE. Pursuant to a tax-sharing policy with WEDGE, the annual provision or benefit for federal income taxes is determined as though Howe-Baker filed a separate federal income tax return. Any federal income taxes currently due are paid directly to WEDGE.

HOWE-BAKER INTERNATIONAL, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For the years ended December 31, 1999, 1998 and 1997, income tax expense consists of the following (in thousands):

	1999	1998	1997

Current —
U.S. federal	$12,425	$7,302	$4,897
State	824	450	443
Deferred	(997)	(345)	(1,698)

Total income tax expense	$12,252	$7,407	$3,642

      A reconciliation between the U.S. Federal statutory rate and Howe-Baker’s effective tax rate is as follows (in thousands):

	1999	1998	1997

Tax (expense) at statutory rate	$11,769	$7,203	$4,874
State income taxes	536	293	288
Change in valuation allowance		—	(1,446)
Other, net	(53)	(89)	(74)

	$12,252	$7,407	$3,642

Effective tax rate	36.4%	36.0%	26.1%

      The provision for federal income taxes included in the statements of operations for the years ended December 31, 1999, 1998 and 1997, differs from the amount of federal income taxes, computed by applying the U.S. federal income tax rate of 35 percent to pretax income, primarily as a result of limitations on the deductibility of meals and entertainment, state income taxes and nondeductible goodwill amortization.

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998, are presented below (in thousands):

	1999	1998

Deferred tax assets —
Management security plan	$481	$525
Health benefit plan	942	456
Allowance for doubtful accounts	35	35
Warranty reserve	490	350
Real estate held for sale	193	501
Difference between book and tax amortization	536	—
Other	391	252

Total gross deferred tax assets	3,068	2,119
Deferred tax liabilities —
Differences between book and tax depreciation	(628)	(76)

Total gross deferred tax liabilities	(628)	(76)

Net deferred tax asset	$2,440	$2,043

HOWE-BAKER INTERNATIONAL, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Howe-Baker recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized differently between the financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates and laws in effect in the years in which the differences are expected to reverse.

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not Howe-Baker will realize the benefits of these deductible differences at December 31, 1999.

8.     Stock Repurchase

      Effective July 1, 1999, Howe-Baker issued a $5,700,000 note payable to its 12 percent minority stockholder in exchange for all 120 shares of outstanding common stock held by the minority stockholder. As a result, the WEDGE is Howe-Baker’s sole stockholder (see Note 6).

9.     Related Parties

      During each of the years ended December 31, 1999, 1998 and 1997, WEDGE was paid management fees of approximately $528,000 by Howe-Baker. The fees are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

      Howe-Baker pays annual insurance premiums to Winsco, Inc., an affiliate, which is responsible for purchasing insurance coverage for HBI and certain of its subsidiaries. During the years ended December 31, 1999, 1998 and 1997, such premiums paid were approximately $2,119,000, $1,171,000 and $1,537,000, respectively. In addition, during the year ended December 31, 1998, Howe-Baker charged approximately $976,000 to selling, general and administrative expenses related to the resolution of 1998 claims and insurance issues.

      A former minority stockholder of Howe-Baker has a contract with Howe-Baker which guarantees a certain level of minimum cash payments for services, at market rates, to be purchased by the former minority stockholder. The contract, as amended, extends through June 30, 2006. Included in receivables are amounts due from the former minority stockholder of approximately $2,174,000 and $3,635,000 at December 31, 1999 and 1998, respectively.

      During 1999, Howe-Baker terminated its investment in a limited liability company (LLC) that designed, manufactured and sold fired heaters. Howe-Baker accounted for its investment using the equity method of accounting and accordingly recorded its share of the LLC’s losses to the extent of Howe-Baker’s cumulative investment, which was $325,000.

10.     Employee Benefits

Pension and Other Postretirement Benefit Plans

      Howe-Baker Engineers sponsors an unfunded defined benefit plan (pension plan) to provide retirement benefits to a select group of former and current management and highly compensated employees that contribute or have contributed materially to the continued growth, development and future business success of Howe-Baker Engineers. The pension plan provides compensation benefits to be paid after retirement. Provisions for these benefits are charged to operations ratably over the employees’ expected terms of employment. Benefits are generally based on age and average final compensation at retirement. Howe-Baker also sponsors health insurance plans to provide health benefits to Howe-Baker

HOWE-BAKER INTERNATIONAL, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Engineers and Matrix’s full-time and qualified retired employees. The following table sets forth the plans’ funded status and amounts recognized in Howe-Baker’s consolidated balance sheets as of December 31, 1999 and 1998 (in thousands):

	Pension Benefits		Other Benefits

	1999	1998	1999	1998

Change in benefit obligation —
Benefit obligation at beginning of year	$2,635	$2,919	$2,506	$2,387
Acquisition (Note 3)	—	—	1,039	—
Service cost	—	—	259	133
Change in actuarial assumptions	66	—	—	—
Interest cost	173	201	159	219
Actuarial gains	(17)	(1)	(188)	(115)
Benefits paid	(466)	(484)	(139)	(118)

Benefit obligation at end of year	$2,391	$2,635	$3,636	$2,506

Fair value of plan assets at beginning and end of year	$—	$—	$—	$—

Funded status	$(2,391)	$(2,635)	$(3,636)	$(2,506)
Unrecognized net actuarial loss (gain)	414	383	(224)	(42)
Unrecognized transition obligation	706	853	1,168	1,245

Net amount recognized	$(1,271)	$(1,399)	$(2,692)	$(1,303)

Weighted average assumptions as of December 31 —
Discount rate	7.00%	7.00%	7.25%	7.00%
Rate of compensation increase	5.00%	5.00%	N/A %	N/A %

      For measurement purposes, a 7.0 percent annual rate of increase in the per capita cost of covering healthcare was assumed for 1999. The rate was assumed to decrease gradually to 3.0 percent for 2006 and remain at that level thereafter.

	Pension Benefits			Other Benefits

	1999	1998	1997	1999	1998	1997

Components of net periodic benefit cost —
Service cost	$—	$—	$—	$259	$133	$159
Interest cost	173	201	222	159	219	159
Amortization of transition obligation	197	147	147	78	78	78
Recognized net actuarial loss	18	7	5	—	—	—

Net periodic benefit cost	$388	$355	$374	$496	$430	$396

      Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plan. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage-	One-Percentage-
	Point Increase	Point Decrease

Effect on total service and interest cost components	$174	$(104)
Effect on postretirement benefit obligation	187	(167)

HOWE-BAKER INTERNATIONAL, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Howe-Baker Engineers is a beneficiary of certain life insurance policies with a face value of approximately $9,417,000 and $11,979,000 at December 31, 1999 and 1998, respectively. The life insurance policies have been purchased as a method of recovering costs related to the pension plan. The insurance policies are not considered pension plan assets as Howe-Baker Engineers can utilize the cash surrender value of the insurance policies in its daily operations. Howe-Baker has recorded the cash surrender value of $2,768,000 and $2,984,000 as an asset on the consolidated balance sheets at December 31, 1999 and 1998, respectively.

Employee Savings Plans

      Howe-Baker has various employee profit-sharing 401(k) plans (collectively, the HBI Plans) covering substantially all its employees. Under the terms of the HBI Plans, Howe-Baker is required to make certain mandatory and matching contributions and may make discretionary profit-sharing contributions for eligible employees. The HBI Plans provide for participating employees to contribute up to maximum of 15 percent of their salaries to the HBI Plans. In addition to these contributions, certain HBI Plans provide for the employees to make nondeductible contributions to the HBI Plans of up to 10 percent of their salaries. Total expenses incurred by Howe-Baker related to the HBI Plans were $1,341,000, $1,106,000 and $846,000 in 1999, 1998 and 1997, respectively. These amounts included discretionary contribution, of $939,000, $889,000 and $663,000 in 1999, 1998 and 1997, respectively.

11.     Commitments and Contingencies

Credit Facility

      Howe-Baker has a credit facility with Bank of America for a $50,000,000 line of credit for cash borrowings and/or letters of credit which expires April 2002. Maximum cash borrowings under the line of credit are $50,000,000, with the interest rate selected by Howe-Baker equal to LIBOR plus 1.25 percent to 2.5 percent, or the higher of prime and the Federal Funds rate plus .50 percent (approximately 8.5 percent at December 31, 1999). The line of credit has an annual commitment fee ranging from .25 percent to ..50 percent of the committed amount. Collateral consists of Howe-Baker’s receivables, inventory, general intangibles, and property, plant and equipment. As of December 31, 1999 and 1998, standby letters of credit amounting to approximately $3,594,000 and $8,049,000 respectively, had been issued on behalf of Howe-Baker to support revenue obligations. There have been no borrowings on the credit facility since inception.

Employment Agreements

      During 1999 and 1998, Howe-Baker entered into employment agreements with its president and certain other officers, each of which provides for a base salary and various benefits through July 15, 2004. Total commitments under these agreements are approximately $1,284,000, $1,317,000, $1,349,000, $944,000 and $289,000 for 2000, 2001, 2002, 2003 and 2004, respectively. The president’s employment agreement also provides for future compensation based on the combined consolidated operating results of Howe-Baker for the years ended December 31, 1998, 1999 and 2000. Management believes Howe-Baker’s accrual at December 31, 1999 and 1998, for estimated deferred compensation earned by the president during 1999 and 1998, to be adequate.

Operating Leases

      Howe-Baker leases office space and a fabrication facility under noncancelable operating leases that expire through September 30, 2001. In connection with the leases, Howe-Baker incurred rental expense totaling $256,000, $31,500 and none during 1999, 1998 and 1997, respectively. Future minimum payments

HOWE-BAKER INTERNATIONAL, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

related to the noncancelable lease agreements are approximately $444,000 and $94,600 for 2000 and 2001, respectively.

Self-Insurance

      Howe-Baker is self-insured for annual healthcare costs up to as much as $120,000 per participant and $2,854,000 in the aggregate. Management believes Howe-Baker’s accrual for estimated potential claim costs to satisfy the deductible and self-insurance provisions of the insurance policies for services provided through December 31, 1999, to be adequate.

Legal Proceedings

      Howe-Baker is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of Howe-Baker’s management, uninsured losses, if any, resulting from the ultimate disposition of these matters will not have a material adverse effect on Howe-Baker’s consolidated financial position or results of operations.

12.     Quarterly Operating Results (Unaudited)

      As discussed in the Note 3, Howe-Baker’s results for the three years ended December 31, 1999 include Matrix and Callidus, from their dates of acquisition, July 16, 1999 and December 1, 1999, respectively. Howe-Baker, L.P. operating results are included beginning with its first date of operations, October 1, 1998.

      The following table sets forth selected unaudited consolidated statements of operation information for Howe-Baker on a quarterly basis for the years ended December 31, 1999, 1998 and 1997.

	Three Months Ended 1999

	March 31	June 30	September 30	December 31

Revenues	$29,768	$39,509	$69,236	$70,308
Gross profit	5,560	7,236	11,579	17,371
Income from operations	3,270	4,873	8,655	13,748
Net income	2,152	3,176	5,773	8,894

	Three Months Ended 1998

	March 31	June 30	September 30	December 31

Revenues	$23,100	$32,472	$24,570	$37,198
Gross profit	4,445	7,146	6,536	8,561
Income from operations	2,863	5,536	4,992	4,794
Net income	2,157	3,905	3,441	3,355

	Three Months Ended 1997

	March 31	June 30	September 30	December 31

Revenues	$23,363	$21,705	$21,766	$24,757
Gross profit	3,522	4,519	4,605	5,650
Income from operations	1,923	2,938	3,045	4,255
Net income	1,457	2,103	2,098	4,627

HOWE-BAKER INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30	December 31,
	2000	1999

	(Unaudited)

	(In thousands,
	except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,604	$39,998
Receivables —
Billed accounts and retentions, less allowance for doubtful accounts of $577 and $916, respectively	38,846	56,383
Unbilled accounts	10,968	9,241

Total receivables	49,814	65,624
Inventories, prepaid expenses and other	4,251	2,558

Total current assets	67,669	108,200

PROPERTY PLANT AND EQUIPMENT, net of accumulated depreciation of $12,310 and $10,729, respectively	18,099	18,568
NOTE RECEIVABLE FROM MINORITY INTEREST	19,785	19,785
INTANGIBLE ASSETS, net of accumulated amortization of $3,001 and $1,968, respectively	28,791	27,829
REAL ESTATE HELD FOR SALE, net	755	800
DEFERRED TAX ASSET	2,844	2,440
OTHER ASSETS	2,745	3,996

Total assets	$140,688	$181,618

LIABILITIES, MINORITY INTEREST AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$21,816	$24,962
Accrued liabilities	7,872	14,022
Progress billings in excess of contract costs and recognized profits	7,551	44,403
Notes payable	323	2,182

Total current liabilities	37,562	85,569

OTHER LONG-TERM LIABILITIES	9,428	8,191
LONG-TERM DEBT	5,700	5,700
COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST IN PARTNERSHIP	27,000	27,000
STOCKHOLDER’S EQUITY:
Common stock, $1 par value, 1,000 shares authorized and issued; 880 shares outstanding	1	1
Additional paid-in capital	499	499
Retained earnings	66,198	60,358
Treasury stock at cost, 120 shares	(5,700)	(5,700)

Total stockholder’s equity	60,998	55,158

Total liabilities, minority interest and stockholder’s equity	$140,688	$181,618

The accompanying notes are an integral part of these consolidated financial statements.

HOWE-BAKER INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended
	September 30,

	2000	1999

	(In thousands)
REVENUES	$193,229	$140,249
COST OF REVENUES	163,633	115,836

Gross profit	29,596	24,413
SELLING, GENERAL AND ADMINISTRATIVE	13,997	7,594

Income from operations	15,599	16,819
INTEREST INCOME	2,457	2,265
INTEREST EXPENSE	(341)	(29)

Income before minority interest and income taxes	17,715	19,055
INCOME TAX EXPENSE	6,628	7,130

Income before minority interest	11,087	11,925
MINORITY INTEREST IN INCOME	1,184	998

NET INCOME	$9,903	$10,927

The accompanying notes are an integral part of these consolidated financial statements.

HOWE-BAKER INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2000	1999

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,903	$10,927
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	3,163	1,755
Minority interest in net income	1,184	998
Equity in loss of limited liability company	—	75
Deferred tax benefit	(404)	1
Writedown in real estate held for sale	45	—
Changes in assets and liabilities —
Decrease (increase) in receivables	15,810	(12,060)
Decrease (increase) in inventories, prepaid expenses and other	(588)	(448)
Increase (decrease) in payables and liabilities	(10,584)	11,512
Increase (decrease) in progress billings in excess of contract costs and recognized profits	(36,852)	23,112

Net cash provided by (used in) operating activities	(18,323)	35,872

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(1,130)	(1,709)
Proceeds from note receivable issued in connection with sale of business	176	—
Proceeds from repayment of loans made to affiliated companies	—	53
Acquisition of business, net of cash acquired	—	(8,813)
Investment in limited liability company	—	(75)

Net cash used in investing activities	(954)	(10,544)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(4,064)	(3,318)
Proceeds from notes payable	504	926
Repayments on notes payable	(2,363)	(143)
Priority return to minority interest	(1,184)	(998)

Net cash used in financing activities	(7,107)	(3,533)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(26,384)	21,795
CASH AND CASH EQUIVALENTS, beginning of the period	39,988	17,510

CASH AND CASH EQUIVALENTS, end of the period	$13,604	$39,305

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for taxes	$11,146	$5,823

Cash paid during the period for interest	146	4

SUPPLEMENTAL DISCLOSURE OF INVESTING AND FINANCING ACTIVITY:
Matrix earn-out liability	$428	$86

Adjustment to Goodwill	$2,118	$—

The accompanying notes are an integral part of these consolidated financial statements.

HOWE-BAKER INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2000

1.     Organization and Business

      The accompanying consolidated financial statements include the accounts of Howe-Baker International, Inc. (HBI), a Delaware corporation, and all of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Howe-Baker’s operations are headquartered in Texas. HBI is a wholly-owned subsidiary of WEDGE.

      Results of operations include the operating results of Matrix Engineering, Ltd. and Callidus Technologies, Inc. from their dates of acquisition, July 16, 1999 and December 1, 1999, respectively.

      Howe-Baker engineers, designs, fabricates and constructs processing facilities for the petrochemical, refining and natural gas industries. More specifically, Howe-Baker’s services include, but are not limited to, process plant construction, fabrication of pressure vessels, process piping and structural steel, specialized know-how and equipment for electrostatic desalting of crude oil and treating of petroleum distillate products and other process development services. Additionally, Howe-Baker custom engineers, constructs and installs burners, gas/liquid incinerators, flares and rotary kilns for the refining, petrochemical, pharmaceutical and wood products industries.

2.     Basis of Presentation

      The accompanying unaudited consolidated financial statements of Howe-Baker have been prepared pursuant to the rules and regulations of the SEC. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations, although Howe-Baker believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Howe-Baker’s audited financial statements for the three years in the period ended December 31, 1999. In the opinion of Howe-Baker, all adjustments necessary to present fairly the financial position of Howe-Baker at September 30, 2000 and 1999 and the results of its operations and cash flows for the nine month periods then ended have been included. The results of operations for such interim periods are not necessarily indicative of the results for the full year.

3.     Legal Proceedings

      Howe-Baker is involved in various claims and legal actions in the ordinary course of business. In the opinion of Howe-Baker’s management, uninsured losses, if any, resulting from the ultimate disposition of these matters will not have a material adverse effect on Howe-Baker’s consolidated financial position or results of operations.

4.     Subsequent Event

      On July 30, 2000, WEDGE signed a definitive agreement to sell HBI to CB&I in a transaction valued at approximately $145 million, which excludes the value of future earnout obligations as discussed in Howe-Baker’s 1999 financial statements to be assumed by CB&I. Completion of the transaction, expected during the fourth quarter of 2000, is subject to shareholder and regulatory approval. Under the terms of the transaction, CB&I will pay $28 million in cash, assume $5.7 million in debt and issue 8.1 million shares of CB&I N.V. common stock to WEDGE.

y N.V.
Hydrogen and Syngas Plants
Process Plants
Synthesis Gas Plants
sing
Full Range Refineries
Crude Stabilization
Flares
Modularization of Proprietary Technology
ration
Ultra Blue™ Low NOx Burner
Asphalt Plants
tals & ining
Petroleum
Aerospace & Research
Chemical & Petrochemical
Mineral Processing Plants
Process Vessels
Hydrogen Processing
Satellite Vacuum Test Facility
Ammonia Storage Terminals
LPG Terminals
FCCU Turnarounds
CoilBuild™ Stainless Steel Tanks
LIGO Vacuum Beam Tubes
eel Making Facilities
Hortonspheres®
CB&I

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table sets forth the expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, $265,000 of which will be borne by the Registrant and the remainder of which will be borne by WEDGE Engineering B.V. All amounts shown are estimates except the Securities and Exchange Commission (“SEC”) registration fee and the National Association of Securities Dealers (“NASD”) filing fee.

SEC registration fee	$8,634
NASD filing fee	9,885
Legal fees and expenses	250,000
Accounting fees and expenses	100,000
Printing and EDGAR formatting expenses	200,000
Blue Sky fees and expenses	7,000
Miscellaneous expenses	24,481

Total Expenses	$600,000

Item 15.     Indemnification of Directors and Officers

      Article 25 of the Registrant’s Articles of Association, as amended (the “Articles of Association”) provides that a director or officer of the Registrant shall be indemnified by the Registrant against:

(a) all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful or outside of his mandate; and

(b) all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is fairly and reasonably entitled to indemnification of such expenses.

      Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, in defense of any such litigation, action or claim, he is required to be indemnified by the Registrant against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses may be advanced to a director or officer at his request and upon a resolution of the Supervisory Board, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses. Indemnification is only required to be made if a majority of Supervisory Directors not a party to the action or, if all Supervisory Directors are named as parties to the action, independent legal counsel, or the general meeting of shareholders, determines that the applicable standard of conduct required for indemnification has been met.

      Article 25 of the Articles of Association further provides that the indemnification provided therein is not exclusive of any other right to which a person seeking indemnification may be entitled under the laws of The Netherlands (as from time to time amended) or under any agreement, resolution of the general meeting of shareholders or of the disinterested members of the Supervisory Board or otherwise.

      Article 25 of the Articles of Association also provides that directors of the Registrant will not be personally liable to the Registrant or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit or (iv) for personal liability which is imposed by the law of The Netherlands, as from time to time amended.

      The Registrant has entered into indemnification agreements with certain of its directors providing for indemnification similar to that provided in the Articles of Association. The Registrant has also obtained officers’ and directors’ liability insurance in amounts it believes are reasonable under the circumstances.

Item 16.     Exhibits

Exhibit
Number	Description

1.1	Form of Underwriting Agreement*
4.1	Articles of Association, as amended, of the Registrant are incorporated by reference to Exhibit 3 of Registrant’s Form 10-K/A dated May 31, 2002 amending Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001
5.1	Amended Legality Opinion of DeBrauw Blackstone Westbroek P.C.*
8.1	Amended Tax Opinion of DeBrauw Blackstone Westbroek P.C.*
23.1	Consent of Arthur Andersen (CB&I)
23.2	Consent of Arthur Andersen LLP (Howe-Baker)
23.4	Consent of DeBrauw Blackstone Westbroek P.C. (included in Exhibits 5.1 and 8.1 hereto)*
24.1	Powers of Attorney (included on signature page)*
99.1	Shareholder Agreement dated as of December 28, 2000 (as amended by an Amendment thereto dated as of February 7, 2001) among WEDGE Group Incorporated, Registrant and certain shareholders of Registrant is incorporated by reference to (i) Exhibit 7 of Registrant’s Current Report on Form 8-K dated January 8, 2001 and (ii) Exhibit 7 of Registrant’s Current Report on Form 8-K dated February 22, 2001

*	Previously filed

Item 17.     Undertakings

      (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (c) The undersigned Registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The Woodlands, State of Texas, on June 17, 2002.

CHICAGO BRIDGE & IRON COMPANY N.V.

By:	Chicago Bridge & Iron Company B.V.,

its sole Managing Director

By:	/s/ GERALD M. GLENN

Managing Director

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed as of June 17, 2002 by the following persons in the capacities indicated:

Signature	Title

/s/ GERALD M. GLENN Chicago Bridge & Iron Company, B.V.	Managing Director of Registrant

* Richard E. Goodrich	Executive Vice President and Chief Financial Officer of CBIC (Principal Financial Officer) Managing Director of CB&I B.V.

* Tom C. Rhodes	Controller of CBIC (Principal Accounting Officer)

/s/ GERALD M. GLENN Gerald M. Glenn	Supervisory Director; President and Chief Executive Officer of CBIC (Principal Executive Officer) Managing Director or CB&I B.V.

* Jerry H. Ballengee	Supervisory Director

* Ben. A. Guill	Supervisory Director

* J. Charles Jennett	Supervisory Director

* Vincent L. Kontny	Supervisory Director

* Gary L. Neale	Supervisory Director

Signature	Title

* L. Donald Simpson	Supervisory Director

* William H. White	Supervisory Director

* Marsha C. Williams	Supervisory Director

* Michael D. Winfield	Supervisory Director

* By /s/ GERALD M. GLENN Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement*
4.1	Articles of Association, as amended, of the Registrant are incorporated by reference to Exhibit 3 of Registrant’s Form 10-K/A dated May 31, 2002 amending Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001
5.1	Amended Legality Opinion of DeBrauw Blackstone Westbroek P.C.*
8.1	Amended Tax Opinion of DeBrauw Blackstone Westbroek P.C.*
23.1	Consent of Arthur Andersen (CB&I)
23.2	Consent of Arthur Andersen LLP (Howe-Baker)
23.4	Consent of DeBrauw Blackstone Westbroek P.C. (included in Exhibits 5.1 and 8.1 hereto)*
24.1	Powers of Attorney (included on signature page)*
99.1	Shareholder Agreement dated as of December 28, 2000 (as amended by an Amendment thereto dated as of February 7, 2001) among WEDGE Group Incorporated, Registrant and certain shareholders of Registrant is incorporated by reference to (i) Exhibit 7 of Registrant’s Current Report on Form 8-K dated January 8, 2001 and (ii) Exhibit 7 of Registrant’s Current Report on Form 8-K dated February 22, 2001

*	Previously filed